                                                                    Exhibit 13




                        (Commercial Federal Logo Here)

                        COMMERCIAL FEDERAL CORPORATION

                              Annual Report 1994

COMMERCIAL FEDERAL CORPORATION ANNUAL REPORT 1994
- --------------------------------------------------------------------------------

                              67 branch locations
                              [Map appears here]
                Map of Nebraska, Colorado, Kansas and Oklahoma
                 showing the location and number of branches.



       Record Operating Income Generated - Future Profitability Enhanced

  Commercial Federal's year was one during which major strides were taken to further strengthen the value of our shareholders' investment in the Company. Three major accomplishments during the year--record income from core operations; the dramatic reduction of future amortization expense; and the successful completion of three strategic acquisitions--have set the stage for future profitability.

  Commercial Federal built upon the solid foundation and earnings momentum established during prior years to realize record income from its core operations. As a result, core income increased by 23.3 percent compared with the prior year.

  Another major accomplishment for the year was the fourth-quarter adoption of an accounting change regarding the valuation of intangible assets acquired prior to fiscal 1994. This change will reduce the high level of amortization expense associated with the Company's intangible assets and significantly enhance the per share return to shareholders in future fiscal quarters and years, beginning with the first quarter of calendar 1995.

  Growth remains a part of the Company's business plan as Commercial Federal continues to explore strategic acquisition opportunities. The Company will adhere to its strict evaluative criteria when considering potential acquisitions.

  The 1995 fiscal year will be dedicated to further increases in our core profitability and to further solidifying the long-term value of our shareholders' investment in Commercial Federal.

TABLE OF CONTENTS
Financial Highlights............................................1

Letter to Shareholders..........................................2

Board of Directors..............................................7

Corporate Profile...............................................8

Financial Information...........................................9

Investor Information...........................................71

Executive Officers and Senior Management.......................72

Branch Locations...............................................73

COMMERCIAL FEDERAL CORPORATION ANNUAL REPORT 1994
- ---------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
- ---------------------------------------------------------------------------------
Amounts in thousands except per share data                   1994         1993
- ---------------------------------------------------------------------------------
FOR THE YEAR:
Interest income.........................................  $  365,474   $  372,778
Net interest income.....................................     125,524      116,310
Provision for loan losses...............................      (6,033)      (5,735)
Other income............................................      32,340       23,277
General and administrative expenses.....................      76,458       72,725
Amortization of intangible assets.......................      14,084       10,508
Intangible assets valuation adjustment..................      52,703           --
Income before income taxes and cumulative effects of
   changes in accounting principles.....................       8,586       50,619
Provision for income taxes..............................      14,231       19,841
Income (loss) before cumulative effects of changes in
   accounting principles................................      (5,645)      30,778
Cumulative effects of changes in accounting principles..       5,803           --
Net income..............................................         158       30,778
Income (loss) per share before cumulative effects of
   changes in accounting principles.....................        (.44)        2.43
Cumulative effects of changes in accounting principles..         .45           --
Net income per share....................................         .01         2.43
Weighted average shares outstanding.....................      12,921       12,647
General and administrative
   expenses divided by average assets...................        1.47%        1.54%
Return on average assets (1)............................          --%         .65%
Return on average equity (1)............................         .05%       11.97%
- ---------------------------------------------------------------------------------------
AT JUNE 30:
Total assets............................................  $5,521,340   $4,871,362
Cash and investment securities..........................     301,808      281,350
Mortgage-backed securities..............................   1,305,434      892,361
Loans receivable, net...................................   3,592,938    3,354,679
Deposits................................................   3,355,597    2,391,433
Advances from Federal Home Loan Bank....................   1,524,516    1,853,779
Other borrowings........................................     217,172      224,928
Stockholders' equity....................................     279,451      278,011
Book value per common share.............................       21.86        21.95
Tangible book value per common share....................       16.60        15.02
Nonperforming assets to total assets....................        1.16%        1.92%
Weighted average interest rates:
    Yield on interest-earning assets....................        7.16%        7.98%
    Rate on interest-bearing liabilities...............         4.86%        5.43%
    Net interest rate spread...........................         2.30%        2.55%
    Net yield on interest-earning assets...............         2.46%        2.70%
- ---------------------------------------------------------------------------------------
Regulatory capital ratios:
     Tangible capital...................................        4.54%        4.46%
     Core capital (Tier 1 capital)......................        5.45%        5.88%
     Risk-based capital (Total capital).................       13.13%       12.75%
- ---------------------------------------------------------------------------------------

 (1) Return on average assets and return on average equity for fiscal year 1994 is .73% and 12.77%, respectively, excluding the cumulative effects of changes in accounting principles and the after-tax effect of the intangible assets valuation adjustment totaling $5,803,000 and $43,938,000, respectively.

TO OUR SHAREHOLDERS

  Commercial Federal's year was filled with significant and very positive accomplishments. Not only did the Company generate record income from core operations, it also took dramatic steps to reduce its future amortization expense, which has had a negative impact on prior years' results. In addition, the Company completed three strategic acquisitions in very attractive markets that increased deposits by almost $1 billion. Obviously, these achievements were possible in large part because of the Company's position as a well-capitalized institution with strong, sustainable earning power.

  The highlights of the 1994 fiscal year were many. Among the key accomplishments:

*  Attaining a new high for income generated from core banking operations.
* Improving the Company's net interest income by 8.1 percent compared to previous year.
* Further improving an efficiency ratio that management believes already was one of the best in country.
*  Further decreasing the nonperforming asset portfolio to $64.0 million, down
   31.4 percent during the year.
*  Achieving new highs for both mortgage loan and consumer loan volumes.
* Increasing income from loan servicing and retail fees by 17.1 percent compared with the previous year.
* Growing the Company's branch office network by 18 new facilities in attractive new markets.
*  Increasing stockholders' equity to $279.5 million as of June 30, 1994.

RECORD INCOME OFFSET BY ACCOUNTING CHANGE
  Commercial Federal's reported net earnings for the 1994 fiscal year were $158,000, or $.01 per share. The 1994 earnings were reduced by the Company's fourth-quarter adoption of an accounting change which resulted in a non-cash write-off of intangible assets of $43.9 million (adjusted for taxes), or $3.40 loss per share. However, Commercial Federal's operating earnings for the 1994 fiscal year were $38.3 million, or $2.96 per share. This compares with fiscal 1993 net income of $30.8 million, or $2.43 per share. Operating earnings do not include the effect of accounting policy changes or changes in estimates. The decision to adopt an accounting change regarding the valuation of intangible assets acquired prior to 1994 was made as a result of discussions initiated by Commercial Federal with the Securities and Exchange Commission. That accounting change had a dramatic impact on the Company's reported earnings for the current year.


     [PICTURE OF W.A. FITZGERALD, J.A. LAPHEN AND R.F. KROHN APPEAR HERE]

  The intangible assets represented by the write-offs and acceleration were acquired in the mid- to late-1980s through a series of acquisitions completed by Commercial Federal. The dramatic reduction of the expenses associated with these intangible assets is the final phase of the reorganization Commercial Federal began in 1990. The write-offs have substantial upside benefits for the Company and its shareholders. In fact, the quarterly per share benefit beginning in the first calendar quarter of 1995 is anticipated to be approximately $.115 per share higher, as compared with fiscal 1994. By fiscal 1998, as compared with fiscal 1994, that annual benefit increases to approximately $.80 per share. The write-offs and acceleration will enable Commercial Federal's reported earnings to more closely reflect the true operating earnings capability of the Company.

  Another benefit of the accelerated elimination of intangible asset expense is that Commercial Federal's future earnings will allow for more accurate and valid comparisons with other thrift institutions. We believe that such future comparisons will clearly demonstrate the relative strength of Commercial Federal's core earnings capabilities versus the industry and our peers.

  In addition to the accounting change involving intangible assets, the first quarter adoption of FASB No. 106 and FASB No. 109 had a net positive impact to net income of $5.8 million, or $.45 per share.

  The Company's most important measurement of sustainable profitability is its income from core operations. Excluding the impact of all accounting changes and changes in estimates, core income for fiscal 1994 was $75.4 million. That represents an increase of 23.3 percent during fiscal 1994 compared with the core income generated in fiscal 1993. The Company increased its year-over-year core profitability by further enhancing its results in several key operating areas. Chief among them were: Net Interest Income: Commercial Federal's net interest income, after provision for loan losses, increased by 8.1 percent during fiscal 1994 compared with fiscal 1993. At June 30, 1994, the Company's net interest income, after provision for loan losses was $119.5 million.


         Bar Graph                                       Bar Graph
         ---------                                       ---------
     Net Interest Income                              Efficiency Ratio

  Net interest income shown                        Efficiency ratio shown
  for last five fiscal years                    for last five fiscal years :
    (dollars in millions):
     6/90    -   $ 33.4                              6/90   -   79.1%
     6/91    -   $ 46.0                              6/91   -   75.7%
     6/92    -   $ 77.7                              6/92   -   58.1%
     6/93    -   $110.6                              6/93   -   50.0%
     6/94    -   $119.5                              6/94   -   47.6%

  Operating Efficiency: Commercial Federal had an efficiency ratio--a measurement of the cost of generating each dollar of income--that ranked among the best in nation for thrift institutions. At June 30, 1994, Commercial Federal's efficiency ratio was 47.6 percent. This marked a further improvement from the already impressive mark of 50.0 percent established one year earlier. Commercial Federal remains committed to keeping operating costs at low levels to put as much capital as possible to work generating income. The Company's cost control programs continued to be refined and have become an integral part of Commercial Federal's corporate consciousness.

  Nonperforming Assets: The Company's nonperforming assets continued to decline throughout fiscal 1994. At fiscal year end, Commercial Federal's nonperforming asset balance fell to $64.0 million, which represents a 31.4 percent reduction compared with the June 30, 1993, level of $93.4 million. Commercial Federal's fiscal year-end ratio of nonperforming assets to total assets was 1.16 percent, which compares very favorably with the industry average of 2.20 percent.

  Contributing to the reduction in nonperforming assets was the Company's ability to reclassify certain performing assets that previously had been reported as nonperforming in accordance with regulatory definitions. These assets were at one time restructured but have since yielded returns that exceeded existing market rates for a period of at least 12 months prior to their reclassification.

  Loan Volumes: The Company continued to emphasize the origination of single-family mortgage loans and personal loans during the fiscal 1994 year. As a result, the volume of mortgage loans reached $1.6 billion and the personal loan volume was $156.3 million--both new highs for Commercial Federal. During the year, the Company's loan origination, processing and servicing systems were further refined, enhancing Commercial Federal's ability to attract and efficiently move loans through its internal systems.

  As the Company grew and expanded its franchise, new markets were tapped as sources for loan demand. Commercial Federal's product offerings and commitment to fast loan turnaround proved to be popular features in both the new and existing markets.

          Bar Graph                               Bar Graph
          ---------                               ---------

     Nonperforming Assets                    Loan Originations

   Nonperforming assets shown             Loan originations shown
   for last five fiscal years            for last five fiscal years
     (dollars in millions):                (dollars in millions):
   6/90   -   $268.5                     6/90   -   $  574.5
   6/91   -   $187.7                     6/91   -   $  673.0
   6/92   -   $138.9                     6/92   -   $1,065.7
   6/93   -   $ 93.4                     6/93   -   $1,532.0
   6/94   -   $ 64.0                     6/94   -   $1,787.5

Fee Income Growth: As Commercial Federal has grown, so too has its ability to generate increased fee income. The Company derives income from its loan servicing portfolio, which by June 30, 1994, had grown to approximately $4.0 billion, up from $3.6 billion one year earlier. In addition, through the growth of the retail network and increases in the number of customer accounts realized during the year, income from retail fees and charges also grew significantly during fiscal 1994. As a result of the growth experienced in these areas, Commercial Federal's income from fees grew by 17.1 percent during fiscal 1994 to reach $28.4 million.

GROWTH AND EXPANSION EMPHASIZED
  Between October 1993 and July 1994, Commercial Federal completed the acquisition of three financial institutions, adding a total of 18 branch offices to the four-state retail network. Through competitive bidding, the Company acquired 12 offices and approximately $567.9 million of deposits of the former Heartland Federal Savings in Oklahoma to complement the existing office that Commercial Federal has operated in that state. The Company also acquired, through competitive bidding, four offices and approximately $255.7 million of deposits in eastern Kansas of the former Franklin Federal Savings, an acquisition that also complemented an existing branch facility. In addition, the Company announced during the 1994 fiscal year its intention to acquire Home Federal of Ada, Oklahoma, with assets of approximately $99.7 million, deposits of approximately $87.1 million and two branch offices. That acquisition closed subsequent to the end of the fiscal year. Combined, these acquisitions increased Commercial Federal's deposit base by approximately $910.7 million and expanded its presence in very attractive and growing markets where the Company intends to be a competitive force.

  It also should be noted that Commercial Federal realized an increase of $140.5 million in deposits through growth generated by its existing branch offices on a year-over-year basis.

  Commercial Federal will continue to explore opportunities that meet its expansion criteria as a means of building its retail franchise and further enhancing its regional presence.

       Bar Graph                              Bar Graph
       ---------                              ---------

       Fee Income                         Retail  Deposits

    Fee Income shown                    Retail Deposits shown
for last five fiscal years            for last five fiscal years
  (dollars in millions):                (dollars in millions):
    6/90   -   $19.9                     6/90   -   $2,405
    6/91   -   $19.1                     6/91   -   $2,249
    6/92   -   $22.0                     6/92   -   $2,301
    6/93   -   $24.3                     6/93   -   $2,391
    6/94   -   $28.4                     6/94   -   $3,356

BUSINESS PLAN CONTINUES TO YIELD POSITIVE RESULTS
  Commercial Federal's strategic business plans continue to generate increased income from our basic banking business. Each of the positive operating trends established in previous years was enhanced and new heights were achieved during the 1994 fiscal year. The Company began the year with very ambitious objectives. We are proud to report that each of those objectives was met or exceeded. Because of our successes during the past several years, Commercial Federal is now well positioned to take advantage of future opportunities and to react quickly to changing marketplace conditions.

  The Company remains completely focused on producing results that will further enhance the value of your investment in Commercial Federal.

FUTURE OUTLOOK
  Commercial Federal's operations are centered on being a basic thrift institution--procuring retail deposits and making predominately single-family mortgage loans and consumer loans. The Company is built on the premise of providing a full range of financial products and services to individuals and families. We build long-term relationships with our customers and attract new customers through a Company-wide orientation to provide the very best in customer service. This philosophy has served Commercial Federal very well for more than 107 years. We believe that it will continue to serve our customers, our employees and you, our shareholders, for many years to come.

  Commercial Federal's employees thank you for your ongoing support and confidence. We look forward to sharing more positive news with you in the future.

  On behalf of the Board of Directors,

/s/ William A. Fitzgerald

    William A. Fitzgerald
    President and Chief Executive Officer

/s/ Robert F. Krohn

    Robert F. Krohn
    Chairman of the Board


                                   Bar Graph
                                   ---------

                               Core Operations


                           Core operations shown for
                           previous eight quarters ending 6/94
                           (dollars in millions):
                               9/92    -   $12.7
                               12/92   -   $14.5
                               3/93    -   $16.9
                               6/93    -   $17.0
                               9/93    -   $18.6
                               12/93   -   $17.6
                               3/94    -   $19.3
                               6/94    -   $19.9

BOARD OF DIRECTORS

ROBERT F. KROHN is chairman of the board of the Company and the Bank. He retired as president and chief executive officer of HDR, Inc., in 1987 after 25 years with the firm. Mr. Krohn also serves on the boards of Streck Laboratories, Inc., Ameritas Financial Services and Midwest Research Institute. In addition, he is active in community and state activities and provides management consulting in strategic planning and corporate development.

WILLIAM A. FITZGERALD has been with Commercial Federal for the past 39 years.
He has served on the board of directors since 1973 and was named president and chief executive officer in 1974 and 1983, respectively. Mr. Fitzgerald has held the same titles with the bank holding company since its inception in 1984. He has served as director or officer in many financial industry trade groups, on both a regional and national level. Mr. Fitzgerald has been actively involved civically in the Greater Omaha community, serving in leadership roles with major civic, philanthropic and educational organizations.

TALTON (TAL) K. ANDERSON is owner and president of three automobile dealerships in Omaha, Nebraska, and one in Lincoln, Nebraska, and is president of a leasing company and a reinsurance company. Mr. Anderson has been in the automotive business for 33 years and has been nationally honored repeatedly as a leader in new car sales, parts and service. He is active in his church and community and, having graduated from the University of Nebraska at Omaha, serves on the University's College of Business Administration National Advisory Board.

CHARLES M. LILLIS is executive vice president and chief planning officer of US West, Inc. of Englewood, Colorado. Prior to joining US West in 1985, Mr. Lillis was Dean of the College of Business Administration at the University of Colorado from 1984 to 1985 and prior to that served in management positions with General Electric. Mr. Lillis serves in advisory capacities with the University of Colorado, the University of Oregon and the Wharton School.

CARL G. MAMMEL is chairman of the board of Mammel & Associates, Inc., an employee benefits consulting firm located in Omaha, Nebraska. he is a founder and served as president and chief executive officer of this company for more than 33 years. He is a director of M Life Insurance Company and a partner of M Financial Corporation of Portland, Oregon. Mr. Mammel is a member of the board of directors of Epsen Hilmer Graphics and the Board of Services for Children, a holding company for Childrens Hospital of Omaha. He also serves as president of the Omaha Community Foundation.

SHARON G. MARVIN is a Nebraska real estate associate and civic leader in the Nebraska area. She is an advisor and executive member of United Way of Omaha and a committee board member of United Way of America. She is a member of the University of Nebraska President's Advisory Council and the University of Nebraska Foundation. Ms. Marvin is currently serving on the board of trustees of Joslyn Art Museum, Salvation Army Women Auxiliary Board and the Salvation Army Advisory Board. She is also a member of the Clarkson Hospital Service League, the Nebraska Foundation Council of Humanities, the Nebraska Council on Economic Education, Omaha World-Herald Good Fellows Board, and the Omaha Board of Realtors.

ROBERT S. MILLIGAN is chief executive officer of MI Industries, a protein processing company in Lincoln, Nebraska, which produces products for the biological, pharmaceutical and research markets. Mr. Milligan is also a board member of several joint business ventures in Japan and Europe, as well as a director of a livestock research company located in Nebraska and Iowa. Mr. Milligan is a member of the American Law Institute and a member of the bar of the District of Columbia and the State of Nebraska. He serves on several civic boards, including Bryan Memorial Hospital, Nebraska Wesleyan University and the Nebraska Council on Economic Education.

JAMES P. O'DONNELL is vice president-finance and treasurer of ConAgra, Inc., an Omaha, Nebraska, based food company. Prior to joining ConAgra in 1978, Mr. O'Donnell held various financial management positions from 1971 to 1978 with Borden, Inc., and prior to that was involved in banking in Cincinnati, Ohio. Mr. O'Donnell is active in the Greater Omaha community and serves on several boards of directors, including Quality Living, Inc., an Omaha-based rehabilitation health care facility; Junior Achievement of the Midlands; the Heart Institute; and others.

MICHAEL T. O'NEIL, M.D. is in the private practice of orthopedic surgery and is a member of the volunteer faculty of the University of Nebraska Medical Center. Dr. O'Neil is an active member of numerous medical societies.

CORPORATE PROFILE

  Commercial Federal Corporation (Nasdaq National Market: CFCN), headquartered in Omaha, Nebraska, is among the largest retail financial institutions in the Midwest and among the 17 largest thrift institutions in the country with $5.6 billion in assets. Founded in 1887, Commercial Federal operates 67 retail locations serving the states of Nebraska (27), Colorado (20), Oklahoma (15) and Kansas (5). In addition, Commercial Federal has a network of CASHBOX automated teller machines and belongs to several regional, national and international electronic systems that provide customers access to their accounts at more than 82,000 ATMs in this country and abroad.

  As a complement to its savings bank subsidiary, the Company has other major subsidiary operations: Commercial Federal Mortgage Corporation, a mortgage banking subsidiary with offices in Nebraska, Colorado, Kansas and Oklahoma; Commercial Federal Investment Services, Inc., which offers brokerage and other investment services to consumers; and Commercial Federal Insurance Corporation, offering a variety of consumer insurance products. Commercial Federal Corporation has approximately 1,150 employees.

  The Company's operations encompass traditional thrift products, mortgage financing, consumer lending, insurance and investment services. These services are united by a common orientation toward meeting the needs of individuals and families for comprehensive, convenient and cost-effective retail financial services.


FINANCIAL INFORMATION
Selected Consolidated Financial Data...................................10
Management's Discussion and Analysis...................................12
Consolidated Statement of Financial Condition..........................32
Consolidated Statement of Stockholders' Equity.........................33
Consolidated Statement of Operations...................................34
Consolidated Statement of Cash Flows...................................36
Notes to Consolidated Financial Statements.............................38
Management's Report on Internal Controls...............................69
Independent Auditors' Report...........................................70

                     SELECTED CONSOLIODATED FINANCIAL DATA

- --------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                     For the Year Ended June 30,
                                                1994            1993           1992            1991           1990
- --------------------------------------------------------------------------------------------------------------------
Interest income                              $ 365,474      $  372,778      $ 412,239      $  482,552      $ 535,586
Interest expense                               239,950         256,468        327,190         427,419        474,635
                                             ---------      ----------      ---------      ----------      ---------
Net interest income                            125,524         116,310         85,049          55,133         60,951
Provision for loan losses                       (6,033)         (5,735)        (7,381)         (9,137)       (27,566)
Loan servicing fees                             20,426          17,070         15,010          12,738         11,984
Retail fees and charges                          7,992           7,199          6,949           6,396          7,941
Real estate operations                          (2,324)         (5,232)        (9,288)         (20,150)      (29,359)
Gain (loss) on sales of loans                     (392)           (352)         1,655             930          2,125
Loss on disposition/sales of
   investment securities                            --            (295)          (452)         (2,230)        (7,529)
Gain on sales of mortgage-backed securities         --              --         37,188          47,496         11,389
Gain on sale of loan servicing rights               --              --          8,376              --             --
Other operating income                           6,638           4,887          9,061           7,610          5,836
Gain on sale of credit card portfolio               --              --             --              --         17,816
General and administrative expenses
   and minority interest of subsidiary          76,458          72,725         67,427          61,971         69,661
Amortization of excess of cost over net
   assets acquired and core value of deposits   14,084          10,508         11,352          12,465         13,574
Intangible assets valuation adjustment          52,703              --             --              --             --
                                             ---------      ----------      ---------      ----------      ---------
Income (loss) before income taxes,
   extraordinary items and cumulative
   effects of change in accounting
   principles                                    8,586         50,619         67,388          24,350        (29,647)
Provision for income taxes                      14,231         19,841         25,103          15,222          2,236
                                             ---------      ----------      ---------      ----------      ---------
Income (loss) before extraordinary
   items and cumulative effects of
   changes in accounting principles             (5,645)        30,778         42,285           9,128        (31,883)
Extraordinary items (1)                             --             --         (5,046)         11,699             --
Cumulative effects of changes in
   accounting principles (2)                     5,803             --             --              --             --
                                             ---------      ----------      ---------      ----------      ---------
Net income (loss)                            $     158      $  30,778       $ 37,239       $  20,827       $(31,883)
                                             =========      ==========      =========      ==========      =========
Earnings (loss) per share (fully diluted):
   Income (loss) before extraordinary
     items and cumulative effects of
     changes in accounting principles        $    (.44)     $    2.43       $   5.03       $    1.19       $  (4.61)
   Extraordinary items (1)                          --             --           (.60)           1.52             --
   Cumulative effects of changes in
     accounting principles (2)                     .45             --             --              --             --
                                             ---------      ----------      ---------      ----------      ---------
   Net income (loss)                         $     .01      $    2.43       $   4.43       $    2.71       $  (4.61)
                                             =========      ==========      =========      ==========      =========

- --------------------------------------------------------------------------------------------------------------------
Other data:
   Net interest rate spread during period         2.39%          2.53%          1.98%           1.42%          1.50%
   Net yield on interest-earning assets           2.55%          2.61%          1.94%           1.11%          1.13%
   Interest rate spread at end of period          2.30%          2.55%          2.18%           1.76%          1.17%
   Return on average assets (3)                     --%           .65%           .78%            .38%          (.54%)
   Return on average equity (3)                    .05%         11.97%         19.75%          14.25%        (25.54%)
   Total number of branches at end of period        65             49             49              50             50
- --------------------------------------------------------------------------------------------------------------------

                     SELECTED CONSOLIDATED FINANCIAL DATA
                                  (Continued)

- ----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                                 At June 30,
                                                       1994         1993         1992         1991         1990
- ----------------------------------------------------------------------------------------------------------------
Total assets                                     $5,521,340   $4,871,362   $4,640,996   $5,077,940   $5,618,785
Investment securities                               280,600      247,846      312,231      240,505      202,265
Mortgage-backed securities (4)                    1,305,434      892,361      764,547      975,025    2,746,465
Loans receivable, net (5)                         3,592,938    3,354,679    3,109,473    2,686,507    1,912,587
Excess of cost over net assets acquired
 and core value of deposits                          67,185       87,782       98,290      109,642      122,107
Deposits                                          3,355,597    2,391,433    2,300,641    2,249,245    2,404,873
Advances from Federal Home Loan Bank              1,524,516    1,853,779    1,455,062    1,325,087    1,205,216
Securities sold under agreements to
 repurchase                                         157,432      154,862      445,479    1,101,583    1,621,656
Other borrowings                                     59,740       70,066       53,514       89,300      111,329
Stockholders' equity                                279,451      278,011      236,933      165,630      141,176
Book value per common share                           21.86        21.95        22.02        22.98        20.36
Tangible book value per common share (6)              16.60        15.02        12.89         7.77         2.75
Regulatory capital ratios of the Bank:
  Tangible capital                                     4.54%        4.46%        2.85%        1.15%         .40%
  Core capital (Tier 1 capital)                        5.45%        5.88%        4.67%        3.18%        2.27%
  Risk-based capital (Total capital)                  13.13%       12.75%        8.92%        6.62%        6.28%
- --------------------------------------------------------------------------------

(1) For fiscal year 1992, represents the loss on early extinguishment of debt, net of income tax benefits, less the effect of the utilization of net operating losses carried forward; and for fiscal year 1991, represents the utilization of net operating losses carried forward that were not previously recognized for financial reporting purposes.

(2) Represents the cumulative effect of the change in the method of accounting for income taxes less the cumulative effect of the change in accounting for postretirement benefits, net of income tax benefit.

(3) Based on daily average balances during fiscal year 1994 and on average monthly balances for fiscal years 1993, 1992, 1991 and 1990. Return on average assets and return on average equity for fiscal year 1994 is .73% and 12.77%, respectively, excluding the cumulative effects of changes in accounting principles and the after-tax effect of the intangible assets valuation adjustment totaling $5,803,000 and $43,938,000, respectively.

(4) Includes mortgage-backed securities held for sale amounting to $12.2 million, $15.6 million, $20.8 million and $500.9 million, respectively, at June 30, 1994, 1993, 1992 and 1991. No mortgage-backed securities were deemed held for sale at June 30, 1990.

(5) Includes loans held for sale amounting to $74.3 million, $98.2 million, $39.5 million, $112.7 million and $125.4 million, respectively, at June 30, 1994, 1993, 1992, 1991 and 1990.

(6) Calculated by dividing stockholders' equity, reduced by the amount of excess of cost over net assets acquired and core value of deposits, by the number of shares of common stock outstanding at the respective dates.

- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
- ---------------------------------------------------------------------------
OPERATIONS
- ----------

GENERAL

Commercial Federal Corporation (the Corporation) is a unitary non-diversified savings and loan holding company whose primary asset is Commercial Federal Bank, a Federal Savings Bank (the Bank). The Bank is a consumer-oriented financial institution that emphasizes traditional savings and loan operations, including single-family residential real estate lending, retail deposit activities and mortgage banking. The Bank conducts loan origination activities through its 65 branch office network, loan offices of its wholly-owned mortgage banking subsidiary and a nationwide correspondent network consisting of approximately 370 loan originators. The Bank also provides insurance and securities brokerage and other retail financial services.

At June 30, 1994, the Bank operated 27 branch offices in Nebraska, 20 branch offices in greater metropolitan Denver, Colorado, 13 branch offices in Oklahoma and five branches in Kansas. Two additional branches were added on July 15, 1994, from the acquisition of Home Federal Savings and Loan Association of Ada, Oklahoma (Home Federal).

The most significant event affecting the results of operations for fiscal year 1994 was the pre-tax write-off of intangible assets totaling $52.7 million.
This write-off was the result of an adoption by the Corporation of an accounting change incorporating a fair value concept on the valuation of its intangible assets. Accordingly, an appraisal performed by an independent third party of the intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41.0 million and, therefore, recognition of an impairment of recorded intangible assets of $52.7 million at June 30, 1994. The Corporation's policy will now require annual independent valuations of its intangible assets. For further information on this write-off and the effect on future fiscal years, see "Valuation of Intangible Assets."

Net income for fiscal year 1994 was $158,000, or $.01 per share, including a charge to operations from the write-off of intangible assets totaling $52.7 million, with an income tax benefit of $8.8 million resulting in a loss of $43.9 million, and an increase to earnings from the cumulative effects of changes in accounting principles for income taxes and postretirement benefits totaling a net $5.8 million, or $.45 per share. Fiscal year 1994 net income compares to net income of $30.8 million and $37.2 million, respectively, for fiscal years 1993 and 1992, or $2.43 per share and $4.43 per share, respectively. Fiscal year 1992 net income included $45.6 million of pre-tax gains on the sales of mortgage-backed securities and loan servicing rights and a loss from extraordinary items totaling $5.0 million.

The Bank's emphasis on single-family residential lending and the promotion of retail financial services, along with the Bank's continued growth through acquisitions, has had significant positive effects on the Bank's operations.

Core earnings for fiscal year 1994 increased substantially over fiscal years 1993 and 1992. Core earnings, defined as operating income before income taxes excluding (i) gains on sales of mortgage-backed securities and loan servicing rights and (ii) amortization expense and valuation adjustment of intangible assets, totaled $75.4 million during fiscal year 1994 compared to $61.1 million and $33.2 million, respectively, during fiscal years 1993 and 1992. This increase in core earnings was the result of increases in net interest income, reductions in nonperforming assets, the generation of loan servicing and retail fee income and the control of operating expenses.

Net interest income increased $9.2 million to $125.5 million during fiscal year 1994 compared to $116.3 million during fiscal year 1993, which increased $31.3 million compared to $85.0 million during fiscal year 1992. Nonperforming assets declined from $138.9 million and $93.4 million, respectively, at June 30, 1992 and 1993, to $64.0 million at June 30, 1994. These substantial improvements are reflected in the Corporation's results of operations as total provision for loan losses and real estate operations declined to $8.4 million during fiscal year 1994 compared to $11.0 million and $16.7 million during fiscal years 1993 and 1992, respectively.

Loan servicing fees increased 13.7%, from $15.0 million during fiscal year 1992 to $17.1 million during fiscal year 1993, and increased 19.7%, to $20.4 million during fiscal year 1994 over fiscal year 1993. In addition, retail fees and charges increased to $8.0 million during fiscal year 1994 compared to $7.2 million and $6.9 million, respectively, during fiscal years 1993 and 1992.

The efficiency ratio, defined as general and administrative expenses divided by the sum of (i) net interest income before provision for loan losses, (ii) loan servicing fees, (iii) retail fees and charges and (iv) other operating income, has improved significantly even though operating expenses have increased, primarily from acquisitions, to $76.5 million during fiscal year 1994 compared to $72.7 million and $67.4 million during fiscal years 1993 and 1992, respectively. The Corporation's efficiency ratio for fiscal year 1994 was 47.6 % compared to 50.0% and 58.1% for fiscal years 1993 and 1992, respectively, which indicates the improvements the Corporation has made in the generation of net interest income, loan servicing fees and retail fees and other income compared to the control of operating expenses.

On October 9, 1993, the Bank acquired $567.9 million of deposits, 12 branches and certain other assets and assumed certain liabilities of Heartland Federal Savings and Loan Association (Heartland), headquartered in Ponca City, Oklahoma. In addition, on June 10, 1994, the Bank acquired $255.7 million of deposits and, subsequent to June 30, 1994, four branches of the former Franklin Federal Savings Association of Kansas (Franklin Federal) from the Resolution Trust Corporation (RTC). See "Acquisitions During Fiscal Year 1994" for additional information. Also, on July 15, 1994, the Bank acquired Home Federal which has two branches in Ada, Oklahoma, which at June 30, 1994, had total assets of $99.7 million, total deposits of $87.1 million and stockholders' equity of $8.7 million. See "Acquisition Subsequent to Fiscal Year End" for additional information.

The Corporation will seek to continue its growth through expansion of the Bank's operations in its market areas, consisting of Nebraska, Colorado, Oklahoma and Kansas, and may seek to enter markets in other adjoining states. The Bank will also seek to expand its operations both through competition for market share within its market areas and through mergers with and acquisitions of other selected financial institutions. Management of the Corporation believes that its emphasis on operating acquired entities as consumer-oriented financial institutions is attractive to potential acquisition candidates and may be advantageous in competing with larger banks for selected acquisitions.

VALUATION OF INTANGIBLE ASSETS

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. This accounting change is considered to be a change in accounting principle inseparable from a change in estimate. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41.0 million and, therefore, recognition of an impairment of recorded intangible assets of $52.7 million at June 30, 1994. The appraisal of $41.0 million was classified as core value of deposits totaling $19.6 million and goodwill totaling $21.4 million. Future independent valuations will be performed on a periodic basis of not longer than one year.

The effect of this accounting change was a pre-tax charge to results of operations for fiscal year 1994 totaling $52.7 million, with an income tax benefit of $8.8 million, resulting in a loss of $43.9 million. Effective July 1, 1994, the $21.4 million of goodwill will be amortized over the first six months of fiscal year 1995 and the remaining $19.6 million of identifiable intangible assets classified as core value of deposits will be amortized on a straight line basis over the remaining respective lives, of which all were original 10 year terms, with the primary amount to be amortized over the next 34 months. No adjustments affected the intangible assets which resulted from the Bank's acquisitions of Heartland and Franklin Federal in fiscal year 1994.

The following summary sets forth the actual effect on results of operations for the three fiscal years ended June 30, 1994, and the pro forma effect on future fiscal years' results of operations of the amortization expense of intangible assets recorded as of June 30, 1994. The actual effects of the amortization of such intangible assets may vary pending final appraisals and a core value study for the Franklin Federal acquisition. The amounts which follow do not reflect any estimated amortization expense of intangible assets resulting from the July 15, 1994, Home Federal acquisition.

- --------------------------------------------------------------------------------
(In Thousands)    Amortization Expense and Valuation Adjustment of Excess of
                  Cost Over Net Assets Acquired and Core Value of Deposits on
                                    Acquisitions
               -----------------------------------------------------------------

                        Prior to                    After
Fiscal Year           June 30, 1993            June 30, 1993           Total
- --------------------------------------------------------------------------------
   1992                 $  11,352                $     --            $  11,352
   1993                    10,508                      --               10,508
   1994                    64,298                   2,489               66,787
================================================================================
   1995                    28,229                   4,520               32,749
   1996                     6,872                   3,717               10,589
   1997                     5,754                   3,071                8,825
   1998                       122                   2,600                2,722
   1999                        23                   2,366                2,389
   Thereafter                  --                   9,911                9,911
- --------------------------------------------------------------------------------

   Total                $  41,000                $ 26,185            $  67,185

- --------------------------------------------------------------------------------

ACQUISITIONS DURING FISCAL YEAR 1994

On October 9, 1993, the Bank acquired from the Federal Deposit Insurance Corporation (FDIC) $567.9 million of insured deposits of Heartland Federal headquartered in Ponca City, Oklahoma. The Bank also acquired 12 of 15 branch offices in addition to the deposits, consumer and single-family first mortgage loans with a fair value of $19.3 million and certain personal property with a fair value of $4.0 million. The deposits were acquired at a cost of $18.2 million. The acquired branches total four in Oklahoma City, two each in Tulsa and Ponca City, and one each in Ardmore, Bartlesville, Cushing and Enid. This acquisition has been accounted for as a purchase and, accordingly, the accompanying Consolidated Statement of Operations for the fiscal year ended June 30, 1994, includes the operating results of Heartland beginning October 9, 1993. The core value of deposits acquired totaling $20.6 million is being amortized using an accelerated method over a 10 year period which totaled $2.4 million for fiscal year 1994.

In addition, on June 10, 1994, the Bank acquired $255.7 million of insured deposits of the former Franklin Federal of Kansas from the RTC. Subsequent to June 30, 1994, the Bank also acquired four Kansas branches in the acquisition of the deposits of Franklin Federal at a cost of approximately $876,000 with locations in Lyndon, Mission, Iola and Ottawa with appraisals to be completed in fiscal year 1995. Such deposits were acquired at a cost of approximately $8.1 million including an estimated $400,000 for additional costs to be incurred to consummate this transaction. This acquisition will be recorded as a purchase with all assets and liabilities assigned a fair value. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years with such amortization expense totaling $93,000 for fiscal year 1994.

ACQUISITION SUBSEQUENT TO FISCAL YEAR END

On July 15, 1994, the Bank consummated the acquisition of Home Federal which has two branches located in Ada, Oklahoma. The cash purchase price will total approximately $9,016,000 (purchase price of $38.17 per share to acquire all 236,212 shares of Home Federal's issued and outstanding common stock). At June 30, 1994, Home Federal had total assets approximating $99.7 million, total deposits approximating $87.1 million and stockholders' equity approximating $8.7 million. This acquisition will be accounted for as a purchase with the fair value of the assets and liabilities yet to be determined. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years and goodwill, if any, will be amortized on a straight line basis over a period not to exceed 20 years.

EFFECTS OF OTHER ACCOUNTING CHANGES

Effective July 1, 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 calculates income taxes on the liability method, under which the net deferred tax asset or liability is determined based on the effects of the differences between the book and tax bases of the various assets and liabilities of the Corporation and gives current recognition to changes in tax rates and laws. The effect of applying the provisions of SFAS No. 109 was a one-time adjustment that increased net income for fiscal year 1994 by $6,139,000 ($.48 per share) recorded as a cumulative effect of a change in accounting principle resulting from increasing the net deferred tax liability by $9,056,000 offset by additional deferred taxes totaling $15,195,000 recorded to adjust the assets and liabilities for prior business combinations from net-of-tax to pre-tax amounts. The principal temporary difference creating this increase to net income is the Bank's reserve for losses on loans and real estate. In addition, valuation allowances were established against certain deferred tax assets recorded for state income tax purposes.

The effect of applying the provisions of SFAS No. 109 during the fiscal year ended June 30, 1994, was to decrease pre-tax income by approximately $1,617,000 resulting from adjustments to the assets and liabilities for prior business combinations.

Effective July 1, 1993, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The provisions of this statement changed the method of accounting for postretirement benefits other than pensions from a cash to an accrual basis.

Under SFAS No. 106, the determination of the accrual liability requires a calculation of the accumulated postretirement benefit obligation (APBO). The APBO represents the actuarial present value of postretirement benefits other than pensions to be paid out in the future (such as health care benefits to be paid to retirees) that have been earned as of the end of the year. The Corporation has elected to recognize the cumulative effect of this initial APBO on the immediate recognition basis. The effect of adopting the provisions of SFAS No. 106 was an increase in accrued postretirement health care costs of $519,000 and a decrease in net income of $336,000 ($.03 per share), net of an income tax benefit of $183,000 which was recorded as a cumulative effect of a change in accounting principle.

REGULATORY CAPITAL

At June 30, 1994, the Bank exceeded all minimum regulatory capital requirements. The following table sets forth information relating to the Bank's regulatory capital compliance at June 30, 1994.

- --------------------------------------------------------------------------------
(Dollars in Thousands)                 Amount       Ratio
- --------------------------------------------------------------------------------
Tangible capital                     $  247,711     4.54% (1)
Tangible capital requirement             81,926     1.50
- --------------------------------------------------------------------------------
     Excess                          $  165,785     3.04%
- --------------------------------------------------------------------------------

Core capital (Tier 1 capital)        $  299,391     5.45% (2)
Core capital requirement                164,789     3.00
- --------------------------------------------------------------------------------
     Excess                          $  134,602     2.45%
- --------------------------------------------------------------------------------

Risk-based capital (Total capital)   $  324,165    13.13% (3)
Risk-based capital requirement          197,493     8.00
- --------------------------------------------------------------------------------
     Excess                          $  126,672     5.13%
- --------------------------------------------------------------------------------

(1)  Based on adjusted total assets totaling $5,461,760.
(2)  Based on adjusted total assets totaling $5,492,959.
(3)  Based on risk-weighted assets totaling $2,468,663.
- --------------------------------------------------------------------------------

Effective August 23, 1993, the OTS issued a final amendment effective July 1, 1994, to the risk-based capital standards that includes an interest rate risk component. The amendment generally requires thrifts with interest rate risk in excess of certain levels to maintain additional capital. Under this amendment, thrifts are divided into two groups, those with "normal" levels of interest rate risk and those with greater than "normal" levels of interest rate risk. Thrifts with greater than normal levels are subject to a deduction from total capital for purposes of calculating risk-based capital. The interest rate risk component is computed quarterly and the resulting capital requirement will has an effective time lag of two quarters (e.g., the July 1, 1994, calculation will use December 31, 1993, data). Based on the Bank's interest rate risk profile and the level of interest rates at June 30, 1994, as well as the Bank's level of risk-based capital at June 30, 1994, it appears that this amendment will not have a material adverse effect on the Bank's level of excess risk-based capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 established five regulatory capital categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized; and authorized banking regulatory agencies to take prompt corrective action with respect to institutions in the three undercapitalized categories. These corrective actions become increasingly more stringent as the institution's regulatory capital declines. At June 30, 1994, the Bank exceeded the minimum requirements for the well-capitalized category as shown in the following table.

- -------------------------------------------------------------------------------------
(Dollars in Thousands)              Tier 1 Capital    Tier 1 Capital    Total Capital
                                      to Adjusted        to Risk-          to Risk-
                                    Total Assets     Weighted Assets   Weighted Assets
- --------------------------------------------------------------------------------------
Actual capital                   $  299,391         $  299,391         $  324,165
Percentage of adjusted assets          5.45%             12.13%             13.13%
Minimum requirements to be
  classified well-capitalized          5.00%              6.00%             10.00%
- --------------------------------------------------------------------------------------

ASSET/LIABILITY MANAGEMENT

The operations of the Bank are subject to the risk of interest rate fluctuations to the extent that there is a difference (i.e., a mismatch) between the amount of the Bank's interest-earning assets and interest-bearing liabilities which mature or reprice in specified periods. Consequently, when interest rates change, to the extent the Bank's interest-earning assets have longer maturities or effective repricing periods than its interest-bearing liabilities, the interest income realized on the Bank's interest-earning assets will adjust more slowly than the interest expense on its interest-bearing liabilities. This mismatch in the maturity and interest rate sensitivity of assets and liabilities is commonly referred to as the "gap." A gap is considered positive when the amount of interest rate sensitive assets maturing or repricing during a specified period exceeds the amount of interest rate sensitive liabilities maturing or repricing during such period, and is considered negative when the amount of interest rate sensitive liabilities maturing or repricing during a specified period exceeds the amount of interest rate assets maturing or repricing during such period. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income, and during a period of declining interest rates, a negative gap would result in an increase in net interest income while a positive gap would adversely affect net interest income.

The Bank has historically invested in interest-earning assets that have a longer duration than its interest- bearing liabilities. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term interest-earning assets and net interest income.

To mitigate this risk, the Bank has utilized certain financial instruments to hedge the interest rate exposure on certain interest-sensitive liabilities. However, beginning in fiscal year 1991, it has been the general direction of the Bank to move toward a natural, rather than a synthetic, management of its interest rate risk. Therefore, the Bank has allowed these financial instruments to expire upon maturity while extending the maturities and locking in fixed interest rates on certain borrowings, primarily advances from the Federal Home Loan Bank (FHLB), which has helped to reduce the Bank's one-year cumulative gap mismatch. Also helping to reduce this mismatch is the Bank's increased concentration of adjustable-rate assets as a percentage of total assets so that in a rising rate environment the one-year cumulative gap will benefit as such adjustable-rate assets reprice and are more responsive to the sensitivity of more frequently repricing interest-bearing liabilities.

In connection with its asset/liability management program, the Bank has entered into interest rate swap agreements with other financial institutions under terms that provide an exchange of interest payments on the outstanding notional amount of the swap. Such agreements have been used to artificially lengthen the maturity of various interest-bearing liabilities and has subjected the Bank to interest rate risk since these swaps were entered into during a much higher interest rate environment and their cost is high relative to the protection afforded. In accordance with these arrangements, the Bank pays fixed rates and receives variable rates of interest according to a specified index. The Bank has reduced its level of such swap agreements to a notional principal amount of $109.5 million at June 30, 1994, from balances of $194.5 million and $244.5 million, respectively, at June 30, 1993 and 1992. For fiscal years 1994, 1993 and 1992, the Bank recorded $8.5 million, $12.2 million and $9.4 million, respectively, in net interest expense from its interest rate swap agreements.
An additional $31.0 million of swap agreements will mature by June 30, 1995.

The following table represents management's projected maturity or repricing of the Bank's interest-earning assets and interest-bearing liabilities on an unconsolidated basis at June 30, 1994. The amounts of interest-earning assets, interest-bearing liabilities and interest rate risk management instruments presented which mature or reprice within a particular period were determined in accordance with the contractual terms of such assets, liabilities and interest rate swap agreements, except (i) adjustable-rate loans are included in the period in which they are first scheduled to adjust and not in the period in which they mature and are also adjusted for prepayment rates ranging from 9.2% to 21.0% for single-family residential loans and mortgage-backed securities,
(ii) prepayment rates ranging from 7.5% to 16.2%, based on the contractual interest rate, were utilized for fixed-rate, single-family residential loans and mortgage-backed securities, (iii) prepayment rates ranging from 1.75% to 5.5%, based on the contractual interest rate, were utilized for fixed-rate (commercial real estate and multi-family loans) and a prepayment rate of 30.0% was utilized for consumer loans, (iv) passbook deposits and negotiable order of withdrawal ("NOW") accounts totaling $491.3 million, all of which have fixed-rates, are assumed to mature according to the decay rates as defined by regulatory guidelines, which at June 30, 1994, ranged from 14.0% to 37.0%, and (v) money market rate deposits totaling $503.4 million are deemed to reprice or mature within the one-year category, even though a certain portion of these deposits is not likely to be interest rate sensitive. Management believes that these assumptions approximate actual experience and considers such assumptions reasonable; however, the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities could vary substantially if different assumptions were used or actual experience differs from the assumptions used, such as actual prepayment experience varying from estimates, early deposit withdrawals, and caps on adjustable-rate loans and mortgage-backed securities.

- --------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                     Within        91 Days         Over 1        3 Years
                                           90 Days      to 1 Year      to 3 Years      and Over     Total
- ---------------------------------------------------------------------------------------------------------------
Interest-earning assets:
 Fixed-rate single-family
   mortgage loans (1) (2)             $   55,055      $   262,250    $   698,964    $1,371,196    $2,387,465
 Other loans (2) (3)                     950,162        1,151,990        274,427       112,765     2,489,344
 Investments (4)                          91,413           10,018        142,242       128,340       372,013
- ---------------------------------------------------------------------------------------------------------------

 Interest-earning assets               1,096,630        1,424,258      1,115,633     1,612,301     5,248,822
- ---------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Savings deposits                       543,207          104,686        151,383       195,480       994,756
  Other time deposits                    509,113          965,219        710,450       217,920     2,402,702
  Borrowings (5)                         427,505          191,425        826,350       250,487     1,695,767
  Impact of interest rate
   swap agreements                       (48,500)         (30,000)        68,500       10,000             --
- ---------------------------------------------------------------------------------------------------------------

 Interest-bearing liabilities          1,431,325        1,231,330      1,756,683      673,887      5,093,225
- ---------------------------------------------------------------------------------------------------------------
Gap position                            (334,695)         192,928       (641,050)     938,414        155,597
- ---------------------------------------------------------------------------------------------------------------
Cumulative gap                        $ (334,695)      $ (141,767)    $ (782,817)  $  155,597     $  155,597
- ---------------------------------------------------------------------------------------------------------------

Gap as a percentage of the
   Bank's total assets                     (6.10)%           3.52 %       (11.69)%      17.11 %         2.84 %
Cumulative gap as a percentage
  of the Bank's total assets               (6.10)%          (2.58)%       (14.27)%       2.84 %         2.84 %
- ---------------------------------------------------------------------------------------------------------------

(1) Includes conventional single-family mortgage loans and mortgage-backed securities.
(2)  Such amounts are, as applicable, before deductions for unamortized discounts and premiums, loans in process, deferred loan fees and allowance for loan losses.
(3) Includes adjustable-rate single-family mortgage loans, adjustable-rate mortgage-backed securities and all other types of loans with either fixed or adjustable interest rates.
(4)  Included in the "Within 90 Days" column is short-term cash investments of
     $.5 million and FHLB stock of $90.9 million.
(5) Includes advances from the FHLB, securities sold under agreements to repurchase and other borrowings.
- --------------------------------------------------------------------------------
The Bank's one-year cumulative gap of a negative $141.8 million, or 2.58% of the Bank's total assets of $5.487 billion at June 30, 1994, is contrasted to a positive $281.6 million or 5.83% of total assets at June 30, 1993. Such change in the one-year cumulative gap at June 30, 1994, compared to June 30, 1993, was primarily due to savings and other time deposits increasing by $435.9 million as of June 30, 1994, compared to June 30, 1993, primarily from the deposit acquisitions of Heartland and Franklin Federal, while interest-earning assets increased only $39.9 million over the same comparable period.

RESULTS OF OPERATIONS

Net income for fiscal year 1994 was $158,000, or $.01 per share, which includes the cumulative effects of changes in accounting principles of $5.8 million, or $.45 per share. These results compare to net income for fiscal year 1993 of $30.8 million, or $2.43 per share, and net income in fiscal year 1992 of $37.2 million, or $4.57 and $4.43 per share, respectively, on a primary and fully diluted basis, which included an extraordinary net loss of $5.0 million, or $.62 and $.60 loss per share, respectively, on a primary and fully diluted basis.

The decrease in net income for fiscal year 1994 compared to fiscal year 1993 is primarily due to the following: the intangible assets valuation adjustment totaling $52.7 million, an increase of $3.7 million in total general and administrative expenses, an increase of $3.6 million in amortization of excess of cost over net assets acquired and core value of deposits and an increase of approximately $300,000 in the provision for loan losses. These decreases to net income were offset by an increase of $9.2 million in net interest income, a net increase of $5.8 million from the cumulative effects of changes in accounting principles for income taxes and postretirement benefits, a decrease of $5.6 million in the provision for income taxes, an increase of $3.4 million in loan servicing fees, a decrease of $2.9 million in the costs and expenses involved in real estate operations, a net increase of approximately $2.0 million in other miscellaneous income and an increase of approximately $800,000 in retail fees and charges.

The decrease in net income for fiscal year 1993 compared to fiscal year 1992 was primarily due to the following: decreases of $37.2 million and $8.4 million, respectively, in gains on sales of mortgage-backed securities and loan servicing rights (there were no such sales in fiscal year 1993), an increase of $4.5 million in total other expenses, a decrease of $3.8 million in other miscellaneous income and a decrease of $1.9 million in gain on disposition/sales of loans and investment securities. These decreases were offset by a $31.3 million increase in net interest income, a $5.3 million decrease in the provision for income taxes, a decrease of $5.0 million in extraordinary items, a decrease of $4.1 million in the costs and expenses involved in real estate operations, an increase of $2.1 million in loan servicing fees and a reduction of $1.6 million in the provision for loan losses.

NET INTEREST INCOME AND INTEREST RATE SPREAD

Net interest income was $125.5 million for fiscal year 1994 compared to $116.3 million for fiscal year 1993, resulting in an increase of $9.2 million, or 7.9%; and compared to $85.0 million for fiscal year 1992. Based on the portfolios of interest-earning assets and interest-bearing liabilities which existed at the end of the respective fiscal years, interest rate spreads were 2.30%, 2.55% and 2.18% at June 30, 1994, 1993 and 1992, a decrease of 25 basis points comparing the interest rate spread at June 30, 1994, to the interest rate spread at June 30, 1993, and an increase of 37 basis points comparing the spreads at June 30, 1993, to June 30, 1992. In addition, during the respective fiscal years 1994, 1993 and 1992, interest rate spreads were 2.39%, 2.53% and 1.98%, representing a decrease of 14 basis points comparing the interest rate spread during fiscal year 1994 to fiscal year 1993 and an increase of 55 basis points comparing the spread during fiscal year 1993 to 1992. The net yield on interest-earning assets during fiscal years 1994, 1993 and 1992 was 2.55%, 2.61% and 1.94%, respectively, representing a decrease of six basis points comparing the net yield during fiscal year 1994 to 1993 and an increase of 67 basis points comparing fiscal year 1993 to 1992. Although the net yield on interest-earning assets decreased six basis points during fiscal year 1994 compared to fiscal year 1993, average interest-earning assets increased $477.9 million to $4.929 billion for the fiscal year ended June 30, 1994, compared to $4.451 billion for the fiscal year ended June 30, 1993, which accounted for the increase in net interest income for fiscal year 1994 compared to fiscal year 1993.

The following table presents certain information concerning yields earned on interest-earning assets and rates paid on interest-bearing liabilities during and at the end of each of the fiscal years presented.

- ---------------------------------------------------------------------------------------------------------------------------------
                                                                  For the Year
                                                                 Ended June 30,                         At June 30,
                                                       ----------------------------------     -----------------------------------
                                                       1994          1993          1992        1994         1993          1992
- ---------------------------------------------------------------------------------------------------------------------------------
Weighted average yield on:
  Loans                                                8.03%         8.96%         10.10%      7.80%        8.59%         9.49%
  Mortgage-backed securities                           5.65          6.24           8.11       5.74         6.05          7.14
  Investments                                          6.49          7.76           7.50       6.00         7.00          7.31
- ---------------------------------------------------------------------------------------------------------------------------------
     Interest-earning assets                           7.41          8.37           9.41       7.16         7.98          8.84
Weighted average rate paid on:
  Savings deposits                                     2.16          2.10           4.05       2.76         2.05          3.13
  Other time deposits                                  5.19          6.13           7.35       5.05         5.66          6.65
  Advances from FHLB                                   5.79          6.62           8.12       5.51         6.11          7.53
  Securities sold under agreements to repurchase       6.15          6.91           8.38       6.08         6.05          7.84
  Other borrowings                                    10.68         10.26          11.23      10.78        10.46          7.60
- ---------------------------------------------------------------------------------------------------------------------------------
     Interest-bearing liabilities                       5.02         5.84           7.43       4.86         5.43          6.66
- ---------------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                    2.39%        2.53%          1.98%      2.30%        2.55%         2.18%
- ---------------------------------------------------------------------------------------------------------------------------------
Net yield on interest-earning assets                    2.55%        2.61%          1.94%      2.46%        2.70%         2.28%
- ---------------------------------------------------------------------------------------------------------------------------------

The following table presents average interest-earning assets and average interest-bearing liabilities, interest income or interest expense and average yields and rates during the periods indicated. The table below includes nonaccruing loans averaging $29.5 million, $36.4 million and $42.5 million, respectively, for fiscal years 1994, 1993 and 1992 as interest-earning assets at a yield of zero percent.

- --------------------------------------------------------------------------------------------------------------------------
                                                                 Year Ended June 30,
- --------------------------------------------------------------------------------------------------------------------------
                                         1994                             1993                           1992
                        --------------------------------------------------------------------------------------------------
                           Average               Yield/      Average                Yield/    Average               Yield/
(Dollars in Thousands)     Balance    Interest    Rate       Balance     Interest    Rate     Balance    Interest    Rate

- --------------------------------------------------------------------------------------------------------------------------
Interest-earning
  assets:
   Loans                 $3,518,910   $282,607    8.03%     $3,290,436   $294,732    8.96%   $3,019,512  $305,046   10.10%
   Mortgage-backed
     securities           1,028,859     58,136    5.65         792,606     49,496    6.24       849,068    68,859    8.11
   Investments              381,272     24,731    6.49         368,063     28,550    7.76       511,416    38,334    7.50
- --------------------------------------------------------------------------------------------------------------------------
   Interest-earning
     assets               4,929,041    365,474    7.41       4,451,105    372,778    8.37     4,379,996   412,239    9.41
Interest-bearing
   liabilities:
    Savings deposits        755,772     16,308    2.16         638,313     13,431    2.10       494,565    20,048    4.05
    Other time deposits   2,167,273    112,383    5.19       1,748,304    107,258    6.13     1,798,108   132,114    7.35
    Advances from FHLB    1,635,904     94,716    5.79       1,695,075    112,187    6.62     1,368,661   111,067    8.12
    Securities sold under
       agreements to
       repurchase           155,897      9,592    6.15         255,101     17,632    6.91       673,169    56,430    8.38
    Other borrowings         65,067      6,951   10.68          58,116      5,960   10.26        67,057     7,531   11.23
- --------------------------------------------------------------------------------------------------------------------------
    Interest-bearing
       liabilities        4,779,913    239,950    5.02       4,394,909    256,468    5.84     4,401,560   327,190    7.43
- --------------------------------------------------------------------------------------------------------------------------
Net earnings balance     $  149,128                         $   56,196                       $  (21,564)
Net interest income                  $125,524                            $116,310                       $  85,049
Interest rate spread                              2.39%                              2.53%                           1.98%
- --------------------------------------------------------------------------------------------------------------------------
Net yield on interest -
  earning assets                                  2.55%                             2.61%                            1.94%
- --------------------------------------------------------------------------------------------------------------------------

The favorable effect of low interest rates in fiscal year 1993 and carrying into fiscal year 1994 compared to prior years on interest-bearing liabilities was partially offset by the repricing of interest-earning assets and the reinvestment of cash at lower rates of interest. The interest rate spreads compress as adjustable-rate interest-earning assets reprice, high-coupon loans are refinanced, and cash proceeds from non-earning asset dispositions and loan pay-offs are reinvested in assets yielding a lower rate of interest than previously. Such compression began to accelerate during fiscal year 1993 and continued throughout fiscal year 1994. Although interest rate spreads and yields have declined comparing fiscal year 1994 to fiscal year 1993 due to this reinvestment in lower yielding interest-earning assets, an increase in the difference between average interest-bearing liabilities and average interest-earning assets improved by $92.9 million, primarily due to the recent acquisitions and the continued reduction of nonperforming assets.

During fiscal year 1994, approximately $90.0 million of investment securities were called resulting in the recognition of approximately $271,000 in unamortized discounts, net of premiums, recorded to interest income compared to approximately $1.0 million recorded during fiscal year 1993 from approximately $157.1 million of investment securities called. Residential mortgage loan prepayments totaling approximately $272.3 million during fiscal year 1994 from the bulk purchased loans acquired in fiscal years 1992 and 1991 resulted in the recognition of $4.4 million of the net discount associated with such loans.
Such recognition in fiscal year 1994 compares to $5.9 million recognized in fiscal year 1993. The interest rate spread during fiscal year 1994 was also negatively affected as the Bank received cash of approximately $533.4 million in October 1993 from the acquisition of the Heartland deposits which was subsequently deployed as investment opportunities became available. The Bank initially invested the cash in short-term interest-earning assets with lower yields and paid down certain advances from the FHLB since the Bank was not able to readily invest these funds in higher-yielding first mortgage real estate loans immediately after acquisition.

Net interest income and interest rate spreads increased in fiscal year 1993 compared to fiscal year 1992 primarily as a result of the continuation of low interest rates, earnings from operations, the continuing affects of the Bank's restructuring and the reduction of nonperforming assets (which converted non-earning assets into interest-earning assets). Between fiscal year 1993 and fiscal year 1992, the difference between average interest-bearing liabilities and average interest-earning assets has improved by $77.8 million, the net yield has improved by 67 basis points and the net interest income has improved by $31.3 million. Such significant improvements in the net interest income and interest rate spreads for fiscal year 1993 compared to fiscal year 1992 resulted from the decrease in the rates paid on interest-bearing liabilities as such interest-bearing liabilities repriced in the current low interest rate environment as well as the prepayment of interest-bearing liabilities at higher interest rates and the borrowing of new debt at lower interest rates.

In addition, during fiscal year 1993 approximately $157.1 million of investment securities were called resulting in the recognition of approximately $1.0 million in unamortized discounts, net of premiums, recorded to interest income. Such investment securities called during fiscal year 1993 had a weighted average yield of 7.47%. No recognition of such net discounts was recorded to interest income during fiscal year 1992. Also, residential mortgage loan prepayments totaling approximately $384.3 million during fiscal year 1993 from the bulk purchased loans acquired in fiscal years 1992 and 1991 resulted in the recognition of $5.9 million of the net discount associated with such loans.
Such recognition in fiscal year 1993 compares to $7.3 million recognized in fiscal year 1992. Partially offsetting these improvements to the net interest income and interest rate spreads during fiscal year 1993 were FHLB advances totaling $225.0 million that were prepaid at the Bank's option. Such advances at a weighted average cost of 6.91% resulted in approximately $400,000 of unamortized commitment fees outstanding being amortized to interest expense. No FHLB advances were prepaid in fiscal year 1992.

The following table presents the dollar amount of changes in interest income and expense for each major component of interest-earning assets and interest-bearing liabilities, respectively, and the amount of change in each attributable to:
(i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The net change attributable to change in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate. This table demonstrates the effect of the increased volume of interest-earning assets and interest-bearing liabilities, the declining interest rates and the decline in interest spreads previously discussed.

- ----------------------------------------------------------------------------------------------------------------------------
                                                     Year Ended June 30,                          Year Ended June 30,
                                                    1994 Compared to 1993                        1993 Compared to 1992
                                           ----------------------------------------        ---------------------------------
(In Thousands)                                    Increase (Decrease) Due to                   Increase (Decrease) Due to
- ----------------------------------------------------------------------------------------------------------------------------
                                                 Volume        Rate        Total        Volume       Rate         Total
- ----------------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans                                       $  19,615   $ (31,740)   $ (12,125)    $  25,999   $ (36,313)   $ (10,314)
   Mortgage-backed securities                     13,690      (5,050)       8,640        (4,343)    (15,020)     (19,363)
   Investments                                       995      (4,814)      (3,819)      (11,079)      1,295       (9,784)
- ----------------------------------------------------------------------------------------------------------------------------
      Interest income                             34,300     (41,604)      (7,304)       10,577     (50,038)     (39,461)
Interest expense:
   Savings deposits                                2,527         350        2,877         4,772     (11,389)      (6,617)
   Other time deposits                            23,286     (18,161)       5,125        (3,572)    (21,284)     (24,856)
   Advances from FHLB                             (3,809)    (13,662)     (17,471)       23,734     (22,614)       1,120
   Securities sold under agreements
      to repurchase                               (6,269)     (1,771)      (8,040)      (30,251)     (8,547)     (38,798)
   Other borrowings                                  735         256          991          (951)       (620)      (1,571)
- ----------------------------------------------------------------------------------------------------------------------------
      Interest expense                            16,470     (32,988)     (16,518)       (6,268)    (64,454)     (70,722)
- ----------------------------------------------------------------------------------------------------------------------------
Net effect on net interest income              $  17,830    $ (8,616)    $  9,214      $ 16,845   $  14,416    $  31,261
- ----------------------------------------------------------------------------------------------------------------------------

The decrease due to changes in rates between fiscal years 1994 and 1993 reflects the decrease in interest rate spreads. The improvement due to changes in volume in part reflects the increase in the difference between average interest-bearing liabilities and average interest-earning assets of $92.9 million between fiscal years 1994 and 1993. The percentage of average interest-earning assets to average interest-bearing liabilities was 103.1% during fiscal year 1994 compared to 101.3% during fiscal year 1993. This improvement was primarily the result of the two acquisitions in fiscal year 1994 and the continued reduction of nonperforming assets.

The improvement due to changes in rates between fiscal years 1993 and 1992 reflects the improvement in interest rate spreads as a result of the continued low-level of market interest rates and the continuing effect of the restructuring which was completed during fiscal year 1992. The improvement due to changes in volume reflects the decrease in the difference between average interest-bearing liabilities and average interest-earning assets of $77.8 million between fiscal years 1993 and 1992. The percentage of average interest-earning assets to average interest-bearing liabilities was 101.3% during fiscal year 1993 compared to 99.5% during fiscal year 1992. This improvement was primarily the result of the Bank's reduction of nonperforming assets, earnings from operations, and the investment of the proceeds from the Corporation's common stock offering into interest-earning assets.

NON-INTEREST INCOME AND EXPENSE
- -------------------------------

PROVISION FOR LOAN LOSSES AND REAL ESTATE OPERATIONS

Nonperforming assets are monitored closely on a regular basis by the Bank's internal credit review and asset workout groups. The Bank continues to place a high priority on the conversion of nonperforming assets into earning assets.

The Bank recorded loan loss provisions of $6.0 million, $5.7 million and $7.4 million in fiscal years 1994, 1993 and 1992, respectively. The necessity for such loan loss provisions remained relatively stable even though such loan portfolio increased approximately $262.1 million at June 30, 1994, compared to June 30, 1993, with such stability due to the decreasing balances of nonperforming loans and troubled debt restructurings. At June 30, 1994, the Bank's conventional, FHA and VA loans, including loans held for sale, totaling approximately $3.3 billion are secured by single-family residential properties located primarily in Nebraska (23%), Colorado (19%), Georgia (6%), Missouri and Texas (5% each) and the remaining 42% in the other 45 states. The commercial real estate loan portfolio at June 30, 1994, totaling $185.2 million is secured by properties located in Colorado (59%), Nebraska (12%), Florida (11%) and the remaining 18% in 13 other states. The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's internal credit review group of the overall portfolio quality, and regular review of specific problem loans by the Bank's internal workout group.

The Bank recorded losses on real estate operations of $2.3 million, $5.2 million and $9.3 million in fiscal years 1994, 1993 and 1992, respectively. These charges to operations reflect provisions for real estate losses, net real estate operations, and gains and losses on dispositions of real estate. Real estate loss provisions charged to operations totaled $1.6 million, $1.2 million and $6.8 million, respectively, for fiscal years 1994, 1993 and 1992. Such improvements in these losses on real estate operations, mainly attributable to substantial decreases in provisions for real estate losses as well as lower operating expenses for real estate operations, is indicative of the improvements management has made in the reduction of its real estate portfolio. Although the Bank has substantially reduced its real estate through the disposition of properties and by recording provisions for losses on real estate to appropriately reflect particular weaknesses noted in certain market areas, it is possible that further price declines may occur which could require additional reserves.

Although the Bank believes that present levels of allowances for loan and real estate losses are adequate to reflect the risks inherent in its portfolios, there can be no assurance that the Bank will not experience increases in its nonperforming assets, that it will not increase the level of its allowances in the future or that significant provisions for losses will not be required based on factors such as deterioration in market conditions, changes in borrowers' financial conditions, delinquencies and defaults. In addition, regulatory agencies review the adequacy of allowances for losses on loans and real estate on a regular basis as an integral part of their examination process. Such agencies may require additions to the allowances based on their judgments of information available to them at the time of their examinations.

Nonperforming assets decreased by $29.3 million, or 31.4%, at June 30, 1994, compared to June 30, 1993, primarily as a result of net decreases of $21.0 million in troubled debt restructurings and $8.8 million in real estate offset by a net increase of $449,000 in nonperforming loans. Nonperforming assets at June 30 are summarized as follows:

- --------------------------------------------------------------------------------
(Dollars in Thousands)
                                              1994       1993       1992
- --------------------------------------------------------------------------------

Nonperforming loans (1)
   Residential real estate                 $ 25,516   $ 28,990    $ 32,002
   Commercial real estate                     5,228      1,377      11,937
   Consumer                                     192        120          70
- -------------------------------------------------------------------------------
      Total                                  30,936     30,487      44,009
- -------------------------------------------------------------------------------

Real estate (2)
   Commercial                                 9,808     16,721      45,799
   Residential                                3,264      5,169       6,625
- -------------------------------------------------------------------------------
      Total                                  13,072     21,890      52,424
- --------------------------------------------------------------------------------

Troubled debt restructurings (3)
   Commercial                                18,445     38,828      39,283
   Residential                                1,580      2,164       3,233
- --------------------------------------------------------------------------------
      Total                                  20,025     40,992      42,516
- --------------------------------------------------------------------------------

Total nonperforming assets                 $ 64,033   $ 93,369    $138,949
- --------------------------------------------------------------------------------

Nonperforming loans to total loans              .85%       .89%       1.38%
Nonperforming assets to total assets           1.16%      1.92%       2.99%
- --------------------------------------------------------------------------------

Allowance for loan losses:
   Other loans                             $ 25,605   $ 22,835    $ 19,233
   Bulk purchased loans                      17,321     22,271      29,731
- --------------------------------------------------------------------------------
      Total                                $ 42,926   $ 45,106    $ 48,964
- --------------------------------------------------------------------------------

Allowance for loan losses to total loans       1.18%      1.32%       1.54%
Allowance for loan losses to total
   nonperforming assets                       67.04%     48.31%      35.24%
- ---------------------------------------------------------------------------

(1) Nonperforming loans consist of nonaccruing loans (loans 90 days or more past due) and accruing loans that are contractually past due 90 days or more. At June 30, 1994, 1993 or 1992, there were no accruing loans contractually past due 90 days or more.

(2) Real estate consists of commercial and residential property acquired through foreclosure or repossession (real estate owned and real estate in judgment) and real estate from certain subsidiary operations, and does not include performing real estate held for investment totaling $2.9 million at June 30, 1994.

(3) A troubled debt restructuring is a loan on which the Bank, for reasons related to the debtor's financial difficulties, grants a concession to the debtor, such as a reduction in the loan's interest rate, a reduction in the face amount of the debt, or an extension of the maturity date of the loan, that the Bank would not otherwise consider.
- --------------------------------------------------------------------------------

The June 30, 1994, ratio of nonperforming assets to total assets of 1.16%, which management believes is low compared to industry standards, is one of several indicators of the substantial improvement made in reducing nonperforming assets as reflected in the ratios at June 30, 1993 and 1992, of 1.92% and 2.99%, respectively. The allowance for loan losses (excluding bulk purchased loans) at June 30, 1994, which represents 82.8% of total nonperforming loans, compares favorably to June 30, 1993 and 1992, with ratios of 74.9% and 43.7%, respectively. Total allowance for loan losses to total nonperforming assets with ratios of 67.0%, 48.3% and 35.2% at June 30, 1994, 1993 and 1992, respectively, also indicates improved coverage for potential losses.

Nonperforming loans at June 30, 1994, increased by $449,000 compared to June 30, 1993, with such increase primarily attributable to net increases in nonperforming commercial real estate loans totaling $3.9 million (primarily three loans) offset by a net decrease in nonperforming residential real estate loans totaling $3.5 million. The ratio of nonperforming loans to total loans was
 .85% and .89% at June 30, 1994 and 1993, respectively, based on gross loan balances of $3.6 billion and $3.4 billion, respectively. Management believes that these ratios reflect the quality of the Bank's loan portfolio, which consists primarily of loans secured by single-family residential properties.

Nonperforming bulk purchased loans totaling $17.5 million and $18.1 million, respectively, at June 30, 1994 and 1993, are a primary component of nonperforming loans at such dates. The bulk purchased single-family residential mortgage loans, which had a balance of $868.0 million at June 30, 1994, were purchased from the RTC at varying amounts of net discounts of which $17.3 million at June 30, 1994, has been allocated from the total discount amounts to absorb the potential credit risk associated with these purchased loans. These allowances, which are a component of the total allowance for loan losses, are available only to absorb losses associated with the respective purchased loan packages, and are not available to absorb losses on other loans in the portfolio. Such allowance totaled $22.3 million at June 30, 1993.

The net decrease of $8.8 million in real estate at June 30, 1994, compared to June 30, 1993, is attributable to the decrease of $7.9 million primarily due to the sale of certain commercial real estate properties during fiscal year 1994, a net decrease of $1.9 million in residential real estate and a $1.0 million net increase primarily in the allowance for losses. Offsetting these decreases was an increase in commercial real estate resulting from the addition of four properties approximating $1.9 million. At June 30, 1994, real estate totaling $6.9 million and $4.0 million, respectively, was located in Nebraska and Colorado with the remaining $2.2 million in 15 other states.

The Bank continues to reduce the amount of loans where terms have been modified in troubled debt restructurings, with the net decrease of $21.0 million at June 30, 1994, compared to June 30,1993, attributable to net decreases of $20.4 million in commercial real estate loans and $584,000 in residential real estate loans. The net decrease in commercial real estate loans is primarily due to the reclassification of 11 commercial real estate loans totaling $13.1 million to loans receivable, loan principal repayments totaling $5.9 million, and transfers to nonperforming loans totaling $2.4 million offset by additions to troubled debt restructurings of $1.0 million. The net change in residential real estate loans is attributable to loan principal repayments.

LOAN SERVICING FEES

Loan servicing fees, which also includes fees for late payments and prepayment charges, and assumption and modification fees, totaled $20.4 million, $17.1 million and $15.0 million for fiscal years 1994, 1993, and 1992, respectively. Primarily as a result of loan origination and purchasing activity, the Bank's mortgage servicing portfolio and loan servicing fee income increased substantially. Fees from loans serviced for others totaled $16.3 million, $13.9 million, and $12.5 million for fiscal years 1994, 1993 and 1992, respectively. Miscellaneous loan fees for late payments and prepayment charges, assumption and modification fees and other loan fees were $4.1 million, $3.2 million and $2.5 million for fiscal years 1994, 1993 and 1992, respectively. The Bank's balance of loans serviced for others was approximately $4.0 billion, $3.7 billion and $2.5 billion at June 30, 1994, 1993 and 1992, respectively.

In general, the value of the Bank's loan servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. It is expected that income generated from the Bank's loan servicing portfolio will decrease in such an environment. However, this negative effect on the Bank's income may be offset, in part, by a rise in origination and servicing fee income attributable to new loan originations, which historically have increased in periods of low mortgage interest rates. Conversely, the value of the Bank's loan servicing portfolio will increase as mortgage interest rates rise.

RETAIL FEES AND CHARGES

Retail fees and charges totaled $8.0 million, $7.2 million, and $6.9 million for fiscal years 1994, 1993 and 1992, respectively. The primary source of this fee income is customer charges for retail financial services such as checking account fees and service charges, charges for insufficient checks or uncollected funds, stop payment fees, overdraft protection fees and transaction fees for personal checking and automatic teller machine services. The increase of $793,000 from fiscal year 1993 to fiscal year 1994 is primarily due to additional fees and charges generated due to a larger customer base that resulted primarily from the Heartland acquisition during fiscal year 1994. The increase of approximately $300,000 from fiscal year 1992 to fiscal year 1993 is primarily due to greater transaction volume and increased fees on services.

GAIN (LOSS) ON SALES OF LOANS

During fiscal years 1994, 1993 and 1992, the Bank sold to third parties, through its mortgage banking operations, loans totaling $691.9 million, $407.4 million, and $631.7 million, respectively, resulting in net pre-tax losses of $392,000 and $352,000 for the fiscal years ended June 30, 1994 and 1993, and a net pre-tax gain on sales of $1.7 million for fiscal year 1992.

LOSS ON DISPOSITION/SALES OF INVESTMENT SECURITIES

There were no sales of investment securities during fiscal year 1994. The Bank realized losses on sales of investment securities totaling $295,000 and $452,000 for fiscal years 1993 and 1992, respectively, due to the sales of marketable equity securities.

GAIN ON SALES OF MORTGAGE-BACKED SECURITIES

The Bank sold $12.7 million of mortgage-backed securities during fiscal year 1994 through its normal mortgage banking operations from residential mortgage loans it had originated and subsequently securitized resulting in no gain or loss. There were no sales of mortgage-backed securities during fiscal year 1993. The Bank sold mortgage-backed securities totaling $1.1 billion during fiscal year 1992, which resulted in gains of $37.2 million, as part of the Bank's asset restructuring completed during the same fiscal year.

GAIN ON SALE OF LOAN SERVICING RIGHTS

Effective January 31, 1992, the Bank sold approximately $950.0 million of its mortgage loan servicing portfolio resulting in a pre-tax gain from such sale of $8.4 million.

OTHER OPERATING INCOME

Other operating income totaled $6.6 million, $4.9 million, and $9.1 million for fiscal years 1994, 1993 and 1992, respectively. The major components of other operating income are brokerage and insurance commissions and, for fiscal year 1992, leasing operations.

Brokerage and insurance commissions totaled $4.8 million, $5.0 million, and $4.6 million, respectively, for fiscal years 1994, 1993 and 1992. Consumer concerns about rising interest rates and the stock market in general contributed to lower revenues for brokerage commissions. Management of the Bank will continue to emphasize insurance and securities brokerage services; however, such commissions are affected to a significant degree by the current interest rate environment in relation to rates on other competing products.

Fiscal year 1994 results also include a pre-tax gain of $385,000 on the sale of an equity ownership interest in a minority subsidiary, an increase of $310,000 in revenue from credit life and disability commission income and gains totaling $180,000 on the sales of fixed assets. Other various miscellaneous income increased by approximately $600,000 during fiscal year 1994 compared to fiscal year 1993.

Losses from leasing operations improved by $355,000 during fiscal year 1994 from the $400,000 loss in fiscal year 1993 compared to income from leasing operations of $1.6 million in fiscal year 1992. Such improvement is the result of reversing certain reserves established during fiscal year 1993 for estimated losses on leasing operations. Leasing operations ceased during fiscal year 1993. Fiscal year 1992 leasing operations primarily consisted of two draws on letters of credit that represented future net lease payments resulting in the recognition of income of $1.9 million.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses totaled $76.5 million, $72.7 million, and $67.4 million in fiscal years 1994, 1993 and 1992, respectively.

The $3.8 million increase in general and administrative expenses in fiscal year 1994 compared to fiscal year 1993 is primarily attributable to the acquisitions of Heartland and Franklin Federal which resulted in additional expenses of $3.1 million incurred during fiscal year 1994 with Heartland accounting for $3.0 million of such increase. The addition of 16 branches and retail personnel as well as the insured deposits acquired is the primary reason for increases to all categories of general and administrative expenses comparing fiscal year 1994 results to fiscal year 1993. Deferred compensation related to the fiscal year 1993 award of restricted stock from certain management incentive plans totaling $395,000 was amortized to compensation expense during fiscal year 1994. Additionally, amortization of purchased mortgage servicing rights increased $1.8 million during fiscal year 1994 over the previous fiscal year as a result of the purchase of $7.3 million in servicing rights. Offsetting these increases to fiscal year 1994 general and administrative expenses over fiscal year 1993 was a $1.0 million decrease in expenses relating to the Bank's loan servicing portfolio and a decrease of $492,000 in data processing charges.

General and administrative expenses increased in fiscal year 1993 compared to fiscal year 1992 by $5.3 million primarily attributable to the following reasons. Restrictions on previously granted restricted stock were removed as a result of the rescission of the Bank's capital directive resulting in compensation expense totaling $2.2 million recorded in fiscal year 1993. Other compensation costs increased as a result of higher payments over the prior fiscal year under the management incentive plans. Amortization expense of purchased mortgage servicing rights increased $1.9 million during fiscal year 1993 compared to fiscal year 1992 primarily due to the purchase of $20.9 million in servicing rights during fiscal year 1993. Additional expenses related to servicing the Bank's loan servicing portfolio totaled $900,000 comparing fiscal year 1993 to fiscal year 1992. Advertising costs increased by $400,000 during fiscal year 1993 compared to fiscal year 1992 as a result of more aggressive advertising campaigns for the Bank's various retail deposit products.

AMORTIZATION OF EXCESS OF COST OVER NET ASSETS ACQUIRED AND CORE VALUE OF
DEPOSITS

The excess of cost over net assets acquired and core value of deposits resulted from acquisitions over the years of various savings institutions and several other non-financial companies. Total amortization expense for the excess of cost over net assets acquired and core value of deposits for fiscal years 1994, 1993 and 1992 was $14.1 million, $10.5 million, and $11.4 million, respectively. The increase of $3.6 million in amortization expense in fiscal year 1994 compared to fiscal year 1993 is primarily due to (i) additional amortization expense of $2.5 million from the $28.7 million added as core value of deposits from the Heartland and Franklin Federal acquisitions and (ii) amortization expense of $1.8 million from the adoption of SFAS No. 109 which increased core deposit intangibles in prior business combinations by $15.6 million.

INTANGIBLE ASSETS VALUATION ADJUSTMENT

Included in fiscal year 1994 results of operations is the adoption of an accounting change regarding the valuation of the Corpration's intangible assets that resulted in a pre-tax write-off of intangible assets totaling $52.7 million. For a discussion of this intangible assets valuation adjustment see "Valuation of Intangible Assets" and Note 1 to the Consolidated Financial Statements.

PROVISION FOR INCOME TAXES

The provision for income taxes is computed upon earnings before provision for income taxes adjusted for nontaxable items of income and expenses and the allowable bad debt deduction. For fiscal years 1994, 1993 and 1992 the provision for income taxes was $14.2 million, $19.8 million, and $25.1 million, respectively. The effective tax rates for fiscal years 1994, 1993 and 1992 were 165.7%, 39.2%, and 37.3%, respectively. For the three fiscal years ended June 30, 1994, the effective tax rates vary from the applicable statutory rates primarily due to the nondeductibility of amortization of the excess of cost over net assets acquired and core value of deposits in relation to the level of taxable income for the respective fiscal years and, in addition for fiscal year 1994, also due to the intangible assets valuation adjustment.

The effective tax rate for fiscal year 1994 compared to previous fiscal years includes a change in the federal tax law enacted in August 1993 that increased the federal corporate marginal tax rate from 34.0% to 35.0%. The provisions of SFAS No. 109 require that deferred tax assets and liabilities be adjusted for the effect of a change in tax rates. The effect of this tax rate change on the net deferred income tax liability resulted in the recording of additional income tax expense of $1.2 million in the first quarter of fiscal year 1994.

EXTRAORDINARY ITEMS

During fiscal year 1992, the Bank recorded net extraordinary items of $5.0 million consisting of prepayment penalties and an extraordinary credit. The Bank prepaid $557.1 million of short-term fixed-rate securities sold under agreements to repurchase in fiscal year 1992 resulting in prepayment penalties of $5.7 million, net of income tax benefits of $2.9 million. The extraordinary credit of $650,000 represented the utilization of tax credits carried forward that were not previously recognized for financial reporting purposes.

CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

Included in fiscal year 1994 results of operations is the adoption of the provisions of two accounting statements resulting in the Corporation recording a net $5.8 million in net income, or $.45 per share, from the cumulative effects of these changes in accounting principles. See "Effects of Other Accounting Changes" and Note 1 to the Consolidated Financial Statements for additional information on these changes in accounting principles.

RATIOS

The table below sets forth certain performance ratios of the Corporation for the periods indicated.

- -----------------------------------------------------------------------------------------------------------
                                                                                      Year Ended June 30,
- -----------------------------------------------------------------------------------------------------------
                                                                                      1994    1993    1992
- -----------------------------------------------------------------------------------------------------------
Return on average assets:  net income divided by average total assets (1) (2)           --%    .65%    .78%
Return on average equity:  net income divided by average equity (1) (2)                .05   11.97   19.75
Equity-to-assets ratio:  average stockholders' equity to average total assets (1)     5.75    5.44    3.94
General and administrative expenses divided by average assets (1)                     1.47    1.54    1.41
- -----------------------------------------------------------------------------------------------------------

(1) Based on daily average balances during fiscal year 1994 and on average monthly balances during fiscal years 1993 and 1992.

(2) Return on average assets and return on average equity for fiscal year 1994 is .73% and 12.77%, respectively, excluding the cumulative effects of changes in accounting principles and the after-tax effect of the intangible assets valuation adjustment totaling $5.8 million and $43.9 million, respectively.
- --------------------------------------------------------------------------------

The decrease in the operating ratio for general and administrative expenses for fiscal year 1994 compared to fiscal year 1993 is due to a substantial increase in the Corporation's average total assets over the same time span (primarily from the Heartland acquisition) offset by an increase of $3.7 million in general and administrative expenses which was also primarily attributable to the Heartland acquisition. The increase in the operating ratio for general and administrative expenses for fiscal year 1993 compared to fiscal year 1992 is primarily due to the $5.3 million increase in actual expenses over these respective fiscal years.

IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS

Effective the first quarter of fiscal year 1995, the Corporation will adopt the provisions of two accounting pronouncements: "Accounting by Creditors for Impairment of a Loan" and "Accounting for Certain Investments in Debt and Equity Securities." See Note 27 to the Consolidated Financial Statements for a discussion of the implementation of the provisions of these new accounting pronouncements, which will not have a material effect on the Corporation's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's principal asset is its investment in the capital stock of the Bank, and because it does not generate any significant revenues independent of the Bank, the Corporation's liquidity is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Corporation is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions and tax considerations. Under capital distribution regulations of the OTS, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend, has total capital that is at least equal to the amount of its fully phased-in capital requirements (a "Tier 1 Association") is permitted, after notice to the OTS, to pay dividends during a calendar year in an amount equal to the greater of (i) 75.0% of its net income for the recent four quarters, or (ii) 100.0% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. At June 30, 1994, the Bank qualified as a Tier 1 Association, and would be permitted, after notice to the OTS, to pay an aggregate amount approximating $39.5 million in dividends under these regulations. Should the Bank's regulatory capital fall below certain levels, applicable law would require approval by the OTS of such proposed dividends and, in some cases, would prohibit the payment of dividends.

At June 30, 1994, the Corporation's cash totaled $7.1 million of which $3.5 million is required to be retained under the terms of the Note Indenture. Due to the Corporation's limited independent operations, management believes that the cash balance at June 30, 1994, is currently sufficient to meet operational needs. However, the Corporation's ability to make future interest and principal payments on the subordinated notes is dependent upon its receipt of dividends from the Bank. Accordingly, during fiscal years 1994 and 1993, the Corporation received dividends and cash proceeds totaling $5.5 million and $2.2 million, respectively, all of which were from the Bank except for $460,000 received from another wholly-owned subsidiary on its sale proceeds of an equity ownership interest during fiscal year 1994. These dividends from the Bank were made primarily to cover the semi-annual interest payments on the Corporation's subordinated debt. The Corporation also receives a small amount of cash as a result of the exercise of stock options and the sale of stock under its employee benefit plans which totaled $887,000 and $1.0 million, respectively, during fiscal years 1994 and 1993. In June 1994, the Corporation contributed $5.0 million to the capital of the Bank to strengthen further the Bank's regulatory capital ratios so that the Bank will be better positioned to pursue its strategy of growth through expansion of existing operations and through mergers and acquisitions of other financial institutions.

During fiscal year 1993, the Corporation completed the sale of $40.25 million of subordinated notes resulting in cash proceeds totaling $38.8 million after deducting the underwriting commission and other expenses associated with such offering. Cash proceeds after deducting the underwriter discount and expenses associated with the stock offering totaled approximately $37.0 million on the sale of 4,025,000 shares and were paid to the Corporation on July 9, 1992. The Corporation also received cash proceeds totaling $2.9 million in May 1993 on the exercise of outstanding warrants for 1,250,000 shares of the Corporation's common stock. During fiscal year 1993, from these proceeds, the Corporation contributed approximately $58.5 million to the capital of the Bank and paid $11.6 million for payment on debt of the Corporation. The Bank used these funds it received for general business purposes, including the origination and purchase of primarily single-family residential loans.

The Bank's primary sources of funds are (i) cash generated from operations, (ii) deposits, (iii) principal repayments on and sales of loans, mortgage-backed and investment securities, and (iv) advances from the FHLB of Topeka. As reflected in the Corporation's Consolidated Statement of Cash Flows, net cash flows provided by operating activities for fiscal years 1994 and 1992 totaled $72.2 million and $194.0 million, respectively, while net cash flows used by operating activities totaled $271.8 million for fiscal year 1993. Amounts fluctuate from period to period primarily as a result of mortgage banking activity.

Net cash flows provided by investing activities totaled $111.7 million, $12.9 million and $147.9 million, respectively, for fiscal years 1994, 1993 and 1992. Amounts fluctuate from period to period primarily as a result of principal repayments on loans and mortgage-backed securities, net of payments to purchase and originate loans and mortgage-backed securities, and the sales of mortgage-backed securities during fiscal year 1992 resulting from the Corporation's balance sheet restructuring. In addition, during fiscal year 1994, the Bank acquired deposits and related assets from the acquisitions of Heartland and Franklin Federal for which it received cash totaling $784.5 million reflected in cash flows from investing activities.

Net cash used by financing activities totaled $196.2 million and $513.8 million, respectively, for fiscal years 1994 and 1992. Net cash provided by financing activities totaled $253.7 million for fiscal year 1993. Primarily FHLB advances, and to a lesser degree, retail deposits, have been utilized to balance the Bank's funding needs during each of the fiscal years presented. Deposits increased during each fiscal year presented due to increased market expansion. Decreases in securities sold under agreements to repurchase were experienced for fiscal years 1993 and 1992 in accordance with the Bank's intent to reduce its reliance on these borrowings and to reduce the asset size of the Bank in fiscal year 1992. In addition, during fiscal year 1993, $78.7 million in net proceeds were received from the Corporation's sale of 4,025,000 shares of common stock, the issuance of $40.25 million of subordinated debt and the exercise of warrants for 1,250,000 shares of the Corporation's common stock.

The Corporation has considered, and anticipates that it will in the future continue to consider, possible mergers with and acquisitions of other selected financial institutions. Acquisitions during fiscal year 1994 presented the Bank with the opportunity to expand its retail network in the Oklahoma and Kansas markets and to increase its earnings potential by increasing its mortgage and consumer loan volumes funded by lower interest-bearing deposits. With the cash proceeds from the Heartland and Franklin Federal acquisitions, the Bank prepaid advances from the FHLB and originated and purchased primarily single-family residential loans.

At June 30, 1994, the Bank had issued commitments of $156.0 million to fund and purchase loans and to purchase mortgage-backed securities as follows: $73.9 million of single-family fixed-rate mortgage loans, $35.9 million of single-family adjustable-rate mortgage loans, $2.7 million of commercial real estate loans, $24.5 million of adjustable-rate mortgage-backed securities, $4.3 million of fixed-rate mortgage-back securities with a 15-year term, and $14.7 million of consumer loan lines of credit. The $73.9 million of single-family fixed-rate mortgage loan commitments consist of $11.2 million to originate loans and $62.7 million to purchase loans. The $35.9 million of single-family adjustable-rate mortgage loan commitments consist of $13.5 million to originate loans and $22.4 million to purchase loans. These outstanding loan commitments to extend credit in order to originate loans or fund consumer loan lines of credit do not necessarily represent future cash requirements since many of the commitments may expire without being drawn. The Bank expects to fund these commitments, as necessary, from the sources of funds previously described.

The maintenance of an appropriate level of liquid resources to meet not only regulatory requirements but also to provide funding necessary to meet the Bank's current business activities and obligations is an integral element in the management of the Bank's assets. The Bank is required by federal regulation to maintain a minimum average daily balance of cash and certain qualifying liquid investments equal to 5.0% of the aggregate of the prior month's daily average savings deposits and short-term borrowings. The Bank's average liquidity ratio decreased to 7.64% at June 30, 1994, from 9.41% at June 30, 1993, resulting primarily from an increase in the Bank's level of savings deposits. Liquidity levels will vary depending upon savings flows, future loan fundings, cash operating needs, collateral requirements and general prevailing economic conditions. The Bank does not foresee any difficulty in meeting its liquidity requirements.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related consolidated financial information have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant effect on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

STOCK PRICES

The Corporation's common stock is traded on the Nasdaq Stock Market and quoted on the Nasdaq National Market under the symbol "CFCN." The following table sets forth the high and low closing sales prices for the common stock of the Corporation for the periods indicated on the Nasdaq Stock Market.

- --------------------------------------------------------------------------------------------------------------------------
                                                            1994                                  1993
                                          --------------------------------------------------------------------------------
                                          Fourth     Third     Second     First      Fourth    Third    Second     First
                                          Quarter   Quarter    Quarter   Quarter     Quarter  Quarter   Quarter   Quarter
- --------------------------------------------------------------------------------------------------------------------------
Common stock prices:
   High                                   $25 3/4   $21 5/8    $26 3/4   $27 3/4     $27      $25 1/8   $18 1/8   $14 3/4
   Low                                     17 7/8    17 7/8     19 1/4    24 1/8      19 1/4   16 1/2    11 1/8    10 1/4
- --------------------------------------------------------------------------------------------------------------------------

As of June 30, 1994, there were 12,783,684 shares of common stock issued and outstanding which were held by more than 2,000 shareholders of record, and 301,811 shares subject to outstanding options. The shareholders of record number does not reflect the persons or entities who hold their stock in nominee or "street" name.

The Corporation has not paid a cash dividend on its common stock to date. The payment of dividends on the common stock would be subject to determination and declaration by the Board of Directors of the Corporation and the availability of funds. Since the Corporation has no significant independent source of income, the payment of dividends by the Corporation is dependent upon the receipt of dividends from the Bank. However, the Bank presently intends only on paying dividends to the Corporation on a semi-annual basis primarily to cover the amount of the interest payable to the subordinated debt noteholders. Future payment of dividends by the Corporation will depend on the Corporation's consolidated earnings, financial condition, liquidity, capital and other factors, including economic conditions and any regulatory restrictions.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

- ---------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                         June 30,
ASSETS                                                                               1994        1993
- ---------------------------------------------------------------------------------------------------------
Cash (including short-term investments of $500 and $1,300)                        $   21,208  $   33,504
Mortgage-backed securities held for sale (market value of $12,171 and $15,889)        12,171      15,599
Loans held for sale (market value of $74,321 and $98,344)                             74,321      98,196
Investment securities (market value of $273,601 and $257,206)                        280,600     247,846
Mortgage-backed securities (market value of $1,240,299 and $894,259)               1,293,263     876,762
Loans receivable, net of allowances of $42,720 and $45,106                         3,518,617   3,256,483
Federal Home Loan Bank stock                                                          90,913      92,835
Interest receivable, net of reserves of $406 and $430                                 34,621      33,445
Real estate                                                                           16,011      21,890
Premises and equipment                                                                54,534      51,153
Prepaid expenses and other assets                                                     57,896      55,867
Excess of cost over net assets acquired and core value of deposits,
 net of accumulated amortization of $104,115 and $90,334                              67,185      87,782
- ---------------------------------------------------------------------------------------------------------

    Total Assets                                                                  $5,521,340  $4,871,362
- ---------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------------------

Liabilities:
 Deposits                                                                         $3,355,597  $2,391,433
 Advances from Federal Home Loan Bank                                              1,524,516   1,853,779
 Securities sold under agreements to repurchase                                      157,432     154,862
 Other borrowings                                                                     59,740      70,066
 Interest payable                                                                     26,076      29,602
 Other liabilities                                                                   118,528      93,609
- ---------------------------------------------------------------------------------------------------------

 Total Liabilities                                                                 5,241,889   4,593,351
- ---------------------------------------------------------------------------------------------------------

Commitments and contingencies                                                             --          --

Stockholders' equity:
 Preferred stock, $.01 par value; 10,000,000 shares authorized;
   none issued                                                                            --          --
 Common stock, $.01 par value; 25,000,000 shares authorized;
   12,783,684 and 12,666,778 shares issued and outstanding                               128         127
 Additional paid-in capital                                                          137,293     136,012
 Retained earnings, substantially restricted                                         142,030     141,872
- ---------------------------------------------------------------------------------------------------------

 Total Stockholders' Equity                                                          279,451     278,011
- ---------------------------------------------------------------------------------------------------------

   Total Liabilities and Stockholders' Equity                                     $5,521,340  $4,871,362
- ---------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

- ---------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                                    Net
                                                                                       Unrealized
                                                                     Retained         Depreciation
                                                 Additional          Earnings         on Marketable    Common
                                     Common       Paid-in         (Substantially        Equity         Stock
                                     Stock        Capital           Restricted)        Securities    Subscribed    Total
- ---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1991                 $ 72       $ 93,138           $ 73,855         $   (1,435)  $      --    $ 165,630
  Issuance of 57,612 shares under
     certain compensation and
     employee plans                       1            323                 --                 --          --          324
  Restricted stock and deferred
     compensation plan, net              --            558                 --                 --          --          558
  Net change in value of marketable
     equity securities                   --             --                 --              1,045          --        1,045
  Common stock subscribed                --             --                 --                 --      32,137       32,137
  Net income                             --             --             37,239                 --          --       37,239
- --------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1992                   73         94,019            111,094               (390)     32,137      236,933
  Issuance of 3,500,000 shares of
     common stock subscribed             35         32,102                 --                 --     (32,137)          --
  Issuance of 525,000 shares of
     common stock under
     over-allotment option                5          4,816                 --                 --          --        4,821
  Issuance of 132,233 shares under
     certain compensation and
     employee plans                       1          1,001                 --                 --          --        1,002
  Issuance of 1,250,000 shares on
     exercise of warrants                12          2,834                 --                 --          --        2,846
  Restricted stock and deferred
     compensation plans, net              1          1,240                 --                 --          --        1,241
  Net change in value of marketable
   equity securities                     --            --                  --                390          --          390
  Net income                             --            --              30,778                 --          --       30,778
- --------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993                  127       136,012             141,872                 --          --      278,011
  Issuance of 59,244 shares under
   certain compensation and
   employee plans                         1           886                  --                 --          --          887
  Restricted stock and deferred
   compensation plans, net               --           395                  --                 --          --          395
 Net income                              --            --                 158                 --          --          158
- --------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1994                 $128      $137,293            $142,030         $       --   $      --    $ 279,451
- --------------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS

- -------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                             Year Ended June 30,
                                                                   1994         1993         1992
- -------------------------------------------------------------------------------------------------------
Interest Income:
   Loans receivable                                            $ 282,607     $ 294,732    $ 305,046
   Mortgage-backed securities                                     58,136        49,496       68,859
   Investment securities                                          24,731        28,550       38,334
- -------------------------------------------------------------------------------------------------------
      Total interest income                                      365,474       372,778      412,239
Interest Expense:
   Deposits                                                      128,691       120,689      152,162
   Advances from Federal Home Loan Bank                           94,716       112,187      111,067
   Securities sold under agreements to repurchase                  9,592        17,632       56,430
   Other borrowings                                                6,951         5,960        7,531
- -------------------------------------------------------------------------------------------------------
Total interest expense                                           239,950       256,468      327,190

Net Interest Income                                              125,524       116,310       85,049
Provision for Loan Losses                                         (6,033)       (5,735)      (7,381)
- -------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses              119,491       110,575       77,668

Other Income (Loss):
   Loan servicing fees                                            20,426        17,070       15,010
   Retail fees and charges                                         7,992         7,199        6,949
   Real estate operations                                         (2,324)       (5,232)      (9,288)
   Gain (loss) on sales of loans                                    (392)         (352)       1,655
   Loss on disposition/sales of investment securities                 --          (295)        (452)
   Gain on sales of mortgage-backed securities                        --            --       37,188
   Gain on sale of loan servicing rights                              --            --        8,376
   Other operating income                                          6,638         4,887        9,061
- -------------------------------------------------------------------------------------------------------
      Total other income                                          32,340        23,277       68,499

Other Expense:
   General and administrative expenses:
    Compensation and benefits                                     27,341        26,001       23,990
    Occupancy and equipment                                       17,254        16,763       16,080
    Regulatory insurance and assessments                           7,463         6,356        6,351
    Advertising                                                    3,504         2,743        2,354
    Other operating expenses                                      20,896        20,862       18,652
- ------------------------------------------------------------------------------------------------------
      Total general and administrative expenses                   76,458        72,725       67,427
   Amortization of excess of cost over net assets
    acquired and core value of deposits                           14,084        10,508       11,352
   Intangible assets valuation adjustment                         52,703            --           --
- ------------------------------------------------------------------------------------------------------
      Total other expense                                        143,245        83,233       78,779

Income Before Income Taxes, Extraordinary Items and
   Cumulative Effects of Changes in Accounting Principles          8,586        50,619       67,388
Provision for Income Taxes                                        14,231        19,841       25,103
- -----------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes, Extraordinary Items and
   Cumulative Effects of Changes in Accounting Principles         (5,645)       30,778       42,285
Extraordinary Items, Net of income Taxes                              --            --       (5,046)
- -----------------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effects of Changes in
   Accounting Principles:                                          (5,645)      30,778       37,239

Cumulative Effects of Changes in Accounting Principles:
   Change in method of accounting for income taxes                  6,139           --           --
   Postretirement benefits, net of income tax benefit of $183        (336)          --           --
- -----------------------------------------------------------------------------------------------------
       Total cumlative effects of changes in accounting
           principles                                                5,803          --           --
- -----------------------------------------------------------------------------------------------------

Net Income                                                     $       158   $  30,778    $  37,239
- -----------------------------------------------------------------------------------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED

- ----------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                              Year Ended June 30,
                                                                      1994        1993        1992
- ----------------------------------------------------------------------------------------------------

Earnings Per Common Share:
- ----------------------------------------------------------------------------------------------------

Primary:
   Income (loss) before extraordinary items and cumulative
      effects of changes in accounting principles                    $ (.44)     $ 2.43      $ 5.19
   Extraordinary items                                                   --          --        (.62)
   Cumulative effects of changes in accounting principles               .45          --          --
- ----------------------------------------------------------------------------------------------------

   Net income                                                        $  .01      $ 2.43      $ 4.57
- ----------------------------------------------------------------------------------------------------

Fully Diluted:
   Income (loss) before extraordinary items and cumulative
      effects of changes in accounting principles                    $ (.44)     $ 2.43      $ 5.03
   Extraordinary items                                                   --          --        (.60)
   Cumulative effects of changes in accounting principles               .45          --          --
- ----------------------------------------------------------------------------------------------------
   Net income                                                        $  .01      $ 2.43      $ 4.43
- ----------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS

- -----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                              Year Ended June 30,
                                                                           1994            1993             1992
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $       158     $   30,778       $   37,239
Adjustments to reconcile net income to net cash
 provided (used) by operating activities:
  Intangible assets valuation adjustment                                   52,703            --                --
  Cumulative effects of changes in accounting principles                   (5,803)           --                --
  Extraordinary items                                                          --            --             5,046
  Provisions for loss on loans and real estate                              7,647         6,901            14,227
  Depreciation and amortization                                             4,265         4,143             4,473
  Accretion of deferred discounts and fees                                (10,846)      (10,532)          (17,555)
  Amortization of excess of cost over net assets
     acquired and core value of deposits                                   14,084        10,508            11,352
  Amortization of premiums                                                  8,496         7,508             6,664
  Deferred tax provision                                                    5,188        11,590            16,266
  (Gain) loss on sale of real estate                                       (1,781)        3,751             3,869
  Loss (gain) on sales of loans                                               392           352            (1,655)
  Loss on disposition/sales of investment securities                           --           295               452
  Gain on sales of mortgage-backed securities                                  --            --           (37,188)
  Gain on sale of loan servicing rights                                        --            --            (8,376)
  Stock dividends from Federal Home Loan Bank                                  --            --            (7,653)
  Proceeds from the sale of loans                                         691,543       407,069           633,395
  Origination of loans for resale                                        (163,960)     (127,074)          (70,744)
  Purchase of loans for resale                                           (503,296)     (595,142)         (421,429)
  (Increase) decrease in interest receivable                                 (887)        4,866            13,867
  Decrease in interest payable                                            (11,854)      (10,074)          (15,154)
  Increase (decrease) in other liabilities                                  3,632       (27,326)            5,250
  Other items, net                                                        (17,438)       10,547            21,687
                                                                      -----------   -----------       -----------
   Total adjustments                                                       72,085      (302,618)          156,794
                                                                      -----------   -----------       -----------
      Net cash provided (used) by operating activities                     72,243      (271,840)          194,033

- ------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal repayments of loans and mortgage-backed securities          1,196,830     1,049,822           957,136
  Purchases of loans                                                    (1,112,111)    (369,207)       (1,388,570)
  Acquisition of deposits and related assets                               785,540           --                --
  Origination of loans                                                   (541,134)     (612,408)         (381,045)
  Purchases of mortgage-backed securities                                (205,222)     (121,584)         (606,826)
  Purchases of investment securities                                     (149,637)     (109,101)         (294,176)
  Maturities and repayments of investment securities                      117,185       169,060            90,072
  Proceeds from sale of real estate                                        18,016        25,373            19,750
  Proceeds from sale of mortgage-backed securities                         12,672            --         1,564,163
  Proceeds from sale of Federal Home Loan Bank stock                       10,000         3,000                --
  Purchases of Federal Home Loan Bank stock                                (8,078)       (8,414)               --
  Purchases of mortgage loan servicing rights                              (7,270)      (20,873)           (7,101)
  Purchases of premises and equipment, net                                 (3,659)       (2,178)           (1,666)
  Payments to acquire real estate                                          (1,461)           --                (8)
  Principal repayments of lease contracts, net                                 --         4,739            50,546
  Proceeds from sale of investment securities                                  --         4,705           131,283
  Proceeds from sale of mortgage loan servicing rights                         --            --            14,383
                                                                      -----------   -----------       -----------
     Net cash provided by investing activities                            111,671        12,934           147,941

- -------------------------------------------------------------------------------------------------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                -----------------------------------------------
               CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

- -----------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                  Year Ended June 30,
                                                                  1994         1993         1992
- -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deposits                                        $   140,528   $   90,792   $  51,396
  Proceeds from Federal Home Loan Bank advances                   799,350    1,154,032     507,000
  Repayment of Federal Home Loan Bank advances                 (1,128,966)    (756,602)   (375,247)
  Increase (decrease) in securities sold
     under agreements to repurchase                                 2,570     (290,617)   (656,104)
  Proceeds from issuance of other borrowings                           --       38,841          --
  Repayment of other borrowings                                   (10,579)     (23,193)    (36,981)
  Issuance of common stock                                            887       40,806         324
  Other items, net                                                     --         (346)     (4,233)
                                                              -----------   ----------   ---------
     Net cash provided (used) by financing activities            (196,210)     253,713    (513,845)
- -----------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
  Decrease in net cash position                                   (12,296)      (5,193)   (171,871)
  Balance, beginning of year                                       33,504       38,697     210,568
                                                              -----------   ----------   ---------
  Balance, end of year                                        $    21,208   $   33,504   $  38,697
- ----------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest expense                                               $243,583     $265,322    $340,166
  Income taxes, net                                                10,731        3,937       6,819
Non-cash investing and financing activities:
  Loans exchanged for mortgage-backed securities                  468,564      222,457     487,820
  Loans transferred to real estate                                  7,550       16,620      11,790
  Loans to facilitate the sale of real estate                      12,818       14,967      34,419
  Increase to assets and liabilities
    prior business combinations                                    15,195           --          --
- ----------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------
(Columnar Dollars in Footnotes are in Thousands Except Per Share Amounts)

NOTE 1.  CHANGES IN ACCOUNTING PRINCIPLES:

VALUATION OF INTANGIBLE ASSETS - Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. This accounting change is considered to be a change in accounting principle inseparable from a change in estimate. Management believes this change is preferable since it provides a better evaluation of potential impairment and results in a more representationally faithful presentation.

An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41,000,000, and therefore, recognition of an impairment of recorded intangible assets of $52,703,000 at June 30, 1994. The appraisal of $41,000,000 was classified as core value of deposits totaling $19,643,000 and goodwill totaling $21,357,000. Future independent valuations will be performed on a periodic basis of not longer than one year.

The effect of this accounting change was a charge to fiscal year 1994 results of operations totaling $52,703,000, with an income tax benefit of $8,765,000, resulting in a loss of $43,938,000. Effective July 1, 1994, the remaining $19,643,000 of identifiable intangible assets classified as core value of deposits will be amortized on a straight line basis over the remaining respective lives, of which all were original 10 year terms, with the primary amount to be amortized over the next 34 months. Goodwill of $21,357,000 will be amortized over the first six months of fiscal year 1995. No adjustments were made to the intangible assets resulting from the Corporation's acquisitions during fiscal year 1994.

ACCOUNTING FOR INCOME TAXES - Effective July 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." This statement supersedes both Accounting Principles Board Opinion No. 11 (APB No. 11) and the guidance of APB Opinion No. 23 on the tax treatment of savings and loan bad debt reserves. SFAS No. 109 calculates income taxes on the liability method, under which the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various assets and liabilities of the Corporation and gives current recognition to changes in tax rates and laws.

The effect of applying the provisions of SFAS No. 109 was a one-time adjustment that increased net income for fiscal year 1994 by $6,139,000 ($.48 per share) recorded as a cumulative effect of a change in accounting principle resulting from increasing the net deferred tax liability by $9,056,000 offset by additional deferred taxes totaling $15,195,000 recorded to adjust the assets and liabilities for prior business combinations from net-of-tax to pre-tax amounts. The principal temporary difference creating this increase to net income is the Bank's reserve for losses on loans and real estate. In addition, valuation allowances were established against certain deferred tax assets recorded for state income tax purposes.

The effect of applying the provisions of SFAS No. 109 during the fiscal year ended June 30, 1994, was to decrease pre-tax income by approximately $1,617,000 resulting from adjustments to the assets and liabilities for prior business combinations.

POSTRETIREMENT BENEFITS - Effective July 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The provisions of this statement changed the method of accounting for postretirement benefits other than pensions from a cash to an accrual basis.

Under SFAS No. 106, the determination of the accrual liability requires a calculation of the accumulated postretirement benefit obligation (APBO). The APBO represents the actuarial present value of postretirement benefits other than pensions to be paid out in the future (such as health care benefits to be paid to retirees) that have been earned as of the end of the year. The Corporation has elected to recognize the cumulative effect of this initial APBO on the immediate recognition basis. The effect of adopting the provisions of SFAS No. 106 was an increase in accrued postretirement health care costs of $519,000 and a decrease in net income of $336,000 ($.03 per share), net of an income tax benefit of $183,000 which was recorded as a cumulative effect of a change in accounting principle.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION - The consolidated financial statements are prepared on an accrual basis and include the accounts of Commercial Federal Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Federal Bank, a Federal Savings Bank (the Bank), and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts for years prior to fiscal year 1994 have been reclassified for comparative purposes.

CASH AND CASH EQUIVALENTS - For the purpose of reporting cash flows, cash and cash equivalents include cash, restricted cash and federal funds sold. Generally, federal funds are purchased and sold for a one-day period.

INVESTMENT SECURITIES - Investments in debt securities are carried at amortized cost. Premiums and discounts are amortized over the contractual lives of the related securities on the level yield method. Gains or losses on sales of investments are based on the specific identification method and are included in results of operations on the trade date.

These securities are carried at amortized cost because the Corporation has the ability to hold the securities to maturity and the intent of management is to hold such securities to maturity. Investment securities to be held for indefinite periods of time, including investment securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as held for sale and are carried at the lower of aggregate cost or market value.

MORTGAGE-BACKED SECURITIES - Mortgage-backed securities represent participating interests in pools of single-family residential first mortgage loans. Collateralized mortgage obligations are debt securities that are secured by mortgage loans or other mortgage-backed securities. A portion of the mortgage-backed securities portfolio also consists of pools of mortgage loans originated by the Bank and exchanged for mortgage-backed securities ("securitized loans"). These mortgage-backed securities are carried at the Bank's net investment in the underlying pool of mortgage loans at the time of the exchange. Mortgage-backed securities held for investment are recorded at cost adjusted for amortization of premium and accretion of discount. Premiums and discounts are accreted and amortized into interest income using the level yield method over the remaining contractual life of the securities, adjusted for actual prepayments. These securities are carried at amortized cost because the Corporation has the ability to hold the securities to maturity and the intent of management is to hold such securities to maturity.

Mortgage-backed securities to be held for indefinite periods of time, including mortgage-backed securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as held for sale and are carried at the lower of aggregate cost or market value. If the aggregate market value is lower than the carrying value of these securities, such valuation adjustment is recorded as an unrealized holding loss and charged against operations. Related discounts or premiums on such securities are not amortized into interest income but are a component of the carrying value of these securities. Gains or losses on sales of mortgage-backed securities are based on the specific identification method and are included in results of operations on the trade date.

LOANS - Loans receivable are recorded at the contractual amounts owed by borrowers less unamortized discounts, net of premiums, undisbursed funds on loans in process, deferred loan fees and allowance for loan losses. Loans in-substance foreclosed are recorded at the lower of cost or fair value minus estimated costs to sell and are not reported as real estate until actual possession of the collateral takes place. Loans held for sale are carried at the lower of aggregate cost or market value as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis. Valuation adjustments, if necessary, are charged against or credited to operations.

LOAN SERVICING - The Bank's mortgage banking subsidiary services real estate loans for investors which are not included in the accompanying consolidated financial statements. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding advance payments by borrowers for taxes and insurance, making inspections as required of the mortgage premises, collecting amounts due from delinquent mortgagors, supervising foreclosures in the event of unremedied defaults and generally administering the loans for the investors to whom they have been sold. The amount of loans being serviced for others at June 30, 1994, 1993 and 1992, was $4,042,300,000, $3,647,400,000 and $2,458,800,000, respectively. The servicing portfolio is subject to reduction by reason of normal amortization and prepayment or liquidation of outstanding mortgage loans. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred. The mortgage servicing portfolio is covered by servicing agreements pursuant to the mortgage-backed securities programs of the Government National Mortgage Association (GNMA), the Federal National Mortgage Association
(FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). Under these agreements, the Bank may be required to advance funds temporarily to make scheduled payments of principal, interest, taxes or insurance if the borrower fails to make such payments. Although the Bank cannot charge any interest on such advance funds, the Bank typically recovers the advances within a reasonable number of days upon receipt of the borrower's payment, or in the absence of such payment, advances are recovered through Federal Housing Authority (FHA) insurance or Veteran's Administration (VA) guarantees or FNMA or FHLMC reimbursement provisions in connection with loan foreclosures. The amount of funds advanced by the Bank pursuant to servicing agreements is not material.

LOAN INTEREST INCOME AND FEES - Interest on loans is credited to income as earned, except that interest is not accrued on first mortgage loans contractually delinquent three months or more. Any related discounts or premiums on loans purchased are amortized into interest income using the level yield method over the contractual lives of the loans, adjusted for actual prepayments. Loan origination fees, commitment fees and direct loan origination costs are deferred and recognized over the estimated average life of the loan as a yield adjustment.

REAL ESTATE - Real estate includes real estate acquired through foreclosure, real estate in judgment and real estate held for investment, which includes equity in unconsolidated joint ventures and investment in real estate partnerships.

Real estate acquired through foreclosure and in judgment are stated at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses on real estate are provided when the carrying value exceeds the fair value minus estimated costs to sell the property.

Real estate held for investment is stated at the lower of cost or net realizable value. Cost includes acquisition costs plus construction costs of improvements, holding costs and costs of amenities incurred to date. Joint venture and partnership investments are carried on the equity method of accounting and, where applicable, are stated at net realizable value. The Bank's ability to recover the carrying value of real estate held for investment (including capitalized interest) is based upon future sales of land or projects. The ability to effect such sales is subject to market conditions and other factors which may be beyond the Bank's control.

PROVISIONS FOR LOSSES - Provisions for losses include charges to reduce the recorded balances of loans receivable and real estate to their estimated net realizable value or fair value, as applicable. The Bank provides for specific losses on real estate when any permanent decline in value occurs. These specific losses are based on independent third party appraisals, sales contract values, and individual assets and their related cash flow forecasts. Therefore, the value used to determine the provision for losses is subject to the reasonableness of these estimates.

In addition to providing valuation allowances on specific assets where a decline in value has been identified, the Bank establishes general valuation allowances for losses based upon the overall portfolio composition and prior loss experience. Provisions for loan losses are recognized in current operations and are added to the balance of allowances for losses. Recoveries are credited to the allowance.

While management uses available information to recognize losses on loans and real estate, and believes that present levels of allowances for loan and real estate losses are adequate to reflect the risk inherent in its portfolios, there can be no assurance that the Bank will not experience increases in its nonperforming assets, that it will not increase the level of its allowances in the future or that provisions for losses will not be required based on factors such as deterioration in market conditions, changes in borrowers' financial conditions, delinquencies and defaults. In addition, regulatory agencies, as an integral part of their examination process, review the Bank's adequacy of allowances for losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.

PREMISES AND EQUIPMENT - Land is carried at cost. Buildings, building improvements, leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 10 to 50 years for buildings and three to 15 years for furniture, fixtures and equipment. Leasehold improvements are generally amortized on the straight-line method over the terms of the respective leases. Maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS ACQUIRED IN BUSINESS COMBINATIONS - Effective July 1, 1994, the amortization periods and methods of certain intangible assets acquired before fiscal year 1994 have been revised as previously discussed in Note 1. Cost in excess of fair value of net assets acquired (goodwill) and the intangible values assigned to core deposit bases and franchise costs (identifiable intangibles) arising from various acquisitions before fiscal year 1994 have been amortized through June 30, 1994, over periods ranging from 10 to 20 years based on either a level yield method over the estimated remaining lives of long-term interest-earning assets acquired or, where applicable, on a straight-line basis over the estimated lives of identifiable intangibles. Core value of deposits totaling $28,674,000 resulting from the Bank's two acquisitions in fiscal year 1994 will be amortized on an accelerated basis over a period not to exceed 10 years. Amortization expense for fiscal years 1994, 1993 and 1992 was $15,316,000, $11,740,000 and $12,584,000, respectively.

PURCHASED MORTGAGE LOAN SERVICING RIGHTS - Purchased mortgage loan servicing rights represent the cost of acquiring the right to service mortgage loans. Such costs are capitalized and amortized in proportion to, and over the period of, estimated net loan servicing income. Subsequent to acquisition, servicing rights are valued at the lower of amortized cost or the present value of estimated future net servicing revenue, discounted at a rate implicit at the date of acquisition. Purchased mortgage loan servicing rights are periodically evaluated in relation to the present value of estimated future net servicing revenues and such carrying values are adjusted for indicated impairments based on management's best estimate of remaining cash flows. Such estimates may vary from actual cash flows due to prepayments of the underlying mortgage loans and increases in servicing costs.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - The Bank enters into sales of securities under agreements to repurchase with primary dealers only, which provide for the repurchase of the same security. Securities sold under agreements to purchase identical securities are collateralized by assets which are held in safekeeping in the name of the Bank by the dealers who arranged the transaction. Securities sold under agreements to repurchase are treated as financings and the obligations to repurchase such securities are reflected as a liability. The securities underlying the agreements remain in the asset accounts of the Bank.

HEDGING - The Bank has historically invested in interest-earning assets that have a longer duration than its interest-bearing liabilities. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term interest-earning assets and net interest income.

To mitigate this risk, interest rate swaps, interest rate caps and put options on Eurodollar future contracts have historically been utilized to hedge the interest rate exposure on certain interest-sensitive liabilities. Beginning in fiscal year 1991, it has been the general direction of the Bank to move toward a natural, rather than a synthetic, management of its interest rate risk. Therefore, the Bank has allowed such hedging instruments to expire upon maturity while extending the maturities and locking in fixed interest rates on certain borrowings, primarily advances from the Federal Home Loan Bank, which has helped to reduce the Bank's one-year cumulative gap mismatch. The Bank reports interest rate swaps using settlement accounting whereby the net amount on interest rate swaps is recognized as an adjustment to interest expense.

INCOME TAXES - The Corporation files consolidated federal income tax returns. The Bank also files a Nebraska financial institutions franchise tax return. Deferred taxes result principally from the reporting of certain income and expense items for tax purposes in periods different from when such items are recognized for financial statement purposes. Tax credits are recognized on the flow-through method.

The Corporation and its subsidiaries have entered into a tax-sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments.

EARNINGS PER SHARE - Earnings per common share are calculated on the basis of the weighted average common shares outstanding and those outstanding options and warrants that are dilutive.

NOTE 3.  ACQUISITIONS:

HEARTLAND FEDERAL SAVINGS AND LOAN - On October 9, 1993, the Bank acquired from the Federal Deposit Insurance Corporation (FDIC) $567,901,000 of insured deposits of Heartland Federal Savings and Loan Association (Heartland) headquartered in Ponca City, Oklahoma. The Bank also acquired 12 of 15 branch offices in addition to the deposits, and approximately $19,798,000 of consumer and single-family first mortgage loans and certain personal property. The deposits were acquired at a cost of $18,167,000. The fair value assigned to these assets and liabilities was as follows:

- --------------------------------------------------------------------------------
      Cash                                                $ 533,420
      Loans                                                  19,296
      Premises and equipment                                  3,987
      Other assets                                              665
      Deposits                                             (567,901)
      Other liabilities                                     (10,067)
      Core value of deposits acquired                        20,600

- --------------------------------------------------------------------------------

This acquisition has been accounted for as a purchase and, accordingly, the accompanying consolidated statement of operations for the fiscal year ended June 30, 1994, includes the operating results of Heartland beginning October 9, 1993. The core value of deposits acquired totaling $20,600,000 is being amortized using an accelerated method over a 10 year period which totaled $2,396,000 for fiscal year 1994. The following table summarizes results on an unaudited pro forma basis for the fiscal years ended June 30, 1994 and 1993, as though this purchase had occurred as of the beginning of the fiscal years as follows:

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

                                                         1994       1993
                                                     ----------  ----------
      Total interest income and other income         $  408,977  $  443,475
      Total interest expense                            246,676     286,558
      Income (loss) before cumulative effects of
         changes in accounting principles                (4,406)     35,483
      Cumulative effects of changes in
         accounting principles                            5,803          --
                                                     ----------  ----------
      Net income                                     $    1,397  $   35,483
                                                     ==========  ==========

      Earnings (loss) per common share:
         Income (loss) before cumulative effects
           of changes in accounting principles       $     (.34) $     2.80
      Cumulative effects of changes in
           accounting principles                            .45          --
                                                     ----------  ----------
         Net income                                  $      .11  $     2.80
                                                     ==========  ==========

- --------------------------------------------------------------------------------

FRANKLIN FEDERAL SAVINGS ASSOCIATION - On June 10, 1994, the Bank acquired $255,735,000 of insured deposits of the former Franklin Federal Savings Association of Kansas (Franklin Federal) from the Resolution Trust Corporation. Subsequent to June 30, 1994, the Bank also acquired four branches in the acquisition of the deposits of Franklin Federal at a cost of $876,000 with appraisals to be completed in fiscal year 1995. Such deposits were acquired at a cost of approximately $8,074,000 including an estimated $400,000 for additional costs to be incurred to consummate this acquisition. This acquisition will be recorded as a purchase with all assets and liabilities assigned a fair value. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years with such amortization expense totaling $93,000 for fiscal year 1994.

NOTE 4.  MORTGAGE-BACKED SECURITIES HELD FOR SALE:

Mortgage-backed securities held for sale at June 30, 1994 and 1993, totaled $12,171,000 and $15,599,000, respectively, with weighted average rates of 5.81% and 5.78%, respectively, and consisted primarily of adjustable-rate mortgage-backed securities. For fiscal year ended June 30, 1994, gross unrealized losses totaled $184,000 and gross unrealized gains totaled $6,000, netting to an aggregate unrealized loss of $178,000 which has been reflected in other operating income since such securities are held for sale. For fiscal year ended June 30, 1993, there were no unrealized losses while gross unrealized gains totaled $290,000.

Proceeds from the sale of mortgage-backed securities held for sale totaled $12,672,000 for the fiscal year ended June 30, 1994, which resulted in no gain or loss. Such sales were through the Bank's mortgage banking operations resulting from originated residential loans that were subsequently securitized. There were no mortgage-backed securities sold during the fiscal year ended June 30, 1993. Proceeds from sales of mortgage-backed securities totaled $1,564,163,000 for the fiscal year ended June 30, 1992, with gross realized gains totaling $38,619,000 and gross realized losses totaling $1,431,000.

At June 30, 1994, mortgage-backed securities held for sale totaling $10,482,000 were pledged to secure public funds and securities sold under agreements to repurchase and at June 30, 1993, all mortgage-backed securities held for sale were pledged as collateral for various purposes.

NOTE 5.  LOANS HELD FOR SALE:

Loans held for sale from mortgage banking operations at June 30, 1994 and 1993, totaled $74,321,000 and $98,196,000, respectively, with weighted average rates of 7.43% and 7.44%, respectively. Loans held for sale were secured by single-family residential properties consisting of fixed and adjustable rate mortgage loans totaling $45,700,000 and $28,621,000, respectively, at June 30, 1994, and $96,938,000 and $1,258,000, respectively, at June 30, 1993. At June 30, 1994, loans held for sale with a book value totaling $74,437,000 were recorded at their market value of $74,321,000 resulting in a charge to operations recorded in other operating income totaling $116,000 from the requisite valuation adjustment. At June 30, 1993, unrealized gains totaling $148,000 resulted in a market value of $98,344,000 for loans held for sale.

Proceeds from the sales of loans totaled $691,427,000, $407,069,000 and $633,395,000, respectively, for the fiscal years ended June 30, 1994, 1993 and 1992. For the fiscal years ended June 30, 1994, 1993 and 1992, gross realized gains on the sale of loans totaled $3,018,000, $742,000 and $4,955,000, respectively, and gross realized losses totaled $3,410,000, $1,094,000 and $3,300,000, respectively.

NOTE 6.  INVESTMENT SECURITIES:

Investment securities are summarized as follows:

- -------------------------------------------------------------------------------------------------------
                                                                      Gross       Gross
                                                          Carrying  Unrealized  Unrealized    Market
June 30, 1994                                              Value      Gains       Losses      Value
- -------------------------------------------------------------------------------------------------------

U.S. Treasury and other Government agency obligations    $280,550       $2,178     $(9,177)  $273,551
Other securities                                               50           --          --         50
- -------------------------------------------------------------------------------------------------------
                                                         $280,600       $2,178     $(9,177)  $273,601
- -------------------------------------------------------------------------------------------------------
Weighted average interest rate                               6.16%
- -------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------
                                                                      Gross       Gross
                                                       Carrying     Unrealized  Unrealized   Market
June 30, 1993                                            Value        Gains       Losses      Value
- -------------------------------------------------------------------------------------------------------

U.S. Treasury and other Government agency obligations    $246,990       $9,127     $    --   $256,117
Obligations of states and political subdivisions              806          235          --      1,041
Other securities                                               50           --          (2)        48
- -------------------------------------------------------------------------------------------------------
                                                         $247,846       $9,362     $    (2)  $257,206
- -------------------------------------------------------------------------------------------------------
Weighted average interest rate                               7.02%
- -------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------

Investment securities totaling $4,999,000 were pledged at June 30, 1994, to secure public funds and at June 30, 1993, pledged investment securities totaled $2,029,000 to secure interest rate swap agreements and other borrowings.

The amortized cost and market value of investment securities by contractual maturity at June 30, 1994, are shown below. Expected maturities will differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

- -------------------------------------------------------------------------------------------------------
                                                                                        1994
                                                                               --------------------
                                                                               Carrying    Market
                                                                                 Value      Value
- -------------------------------------------------------------------------------------------------------

Due in one year or less                                                         $ 10,018   $ 10,175
Due after one year through five years                                            239,603    234,120
Due after five years through ten years                                            30,979     29,306
Due after ten years                                                                   --         --
- -------------------------------------------------------------------------------------------------------
                                                                                $280,600   $273,601
- -------------------------------------------------------------------------------------------------------

There were no sales of investment securities for the fiscal year ended June 30, 1994. Proceeds from the sales of investment securities were $4,705,000 and $131,283,000, respectively, for the fiscal years ended June 30, 1993 and 1992.

For fiscal year ended June 30, 1993, there were no gross realized gains on the sale of investment securities while gross realized losses totaled $295,000; and for fiscal year ended June 30, 1992, gross realized gains on the sale of investment securities totaled $372,000 and gross realized losses totaled $824,000.

NOTE 7.  MORTGAGE-BACKED SECURITIES:

Mortgage-backed securities are summarized as follows:

- -------------------------------------------------------------------------------------------------
                                                                          Gross
                                               Carrying   Unrealized    Unrealized    Market
June 30, 1994                                   Value       Gains        Losses       Value
- ------------------------------------------------------------------------------------------------
Federal Home Loan Mortgage Corporation       $  214,848   $  1,920      $   (6,197)   $  210,571
Government National Mortgage Association        678,927          2         (40,106)      638,823
Federal National Mortgage Association           299,449      2,245          (9,330)      292,364
Collateralized Mortgage Obligations              59,491         --          (2,991)       56,500
Privately Issued Mortgage Pool Securities        40,548      1,786            (293)       42,041
- ------------------------------------------------------------------------------------------------
                                             $1,293,263   $  5,953      $  (58,917)   $1,240,299
- ------------------------------------------------------------------------------------------------
Weighted average interest rate                     5.74%
- ------------------------------------------------------------------------------------------------


- ------------------------------------------------------------------------------------------------
                                                            Gross         Gross
                                              Carrying    Unrealized    Unrealized     Market
June 30, 1993                                  Value        Gains         Losses       Value
- ------------------------------------------------------------------------------------------------
Federal Home Loan Mortgage Corporation       $  266,369   $    4,771    $     (712)   $  270,428
Government National Mortgage Association        258,759        5,755           (38)      264,476
Federal National Mortgage Association           187,268        4,934          (236)      191,966
Collateralized Mortgage Obligations             111,506        1,228            (9)      112,725
Privately Issued Mortgage Pool Securities        52,860        1,804            --        54,664
- ------------------------------------------------------------------------------------------------
                                             $  876,762   $   18,492    $     (995)   $  894,259
- ------------------------------------------------------------------------------------------------
Weighted average interest rate                     6.06%
- ------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Mortgage-backed securities at June 30 are classified by type of interest payment and contractual maturity term as follows:

- ------------------------------------------------------------------------------------------------------

                                             1994                                  1993
                             ----------------------------------      ------------------------------
- ------------------------------------------------------------------------------------------------------
                             Carrying     Market      Weighted       Carrying    Market    Weighted
                              Value        Value       Rate           Value       Value     Rate
- ------------------------------------------------------------------------------------------------------
Adjustable rate             $  714,562  $  686,421      5.07%     $  490,674  $ 497,853     5.50%
Fixed-rate, 5-year term         17,374      16,639      5.61           9,607      9,785     5.73
Fixed-rate, 7-year term         54,868      51,815      5.97          53,450     54,383     6.04
Fixed-rate, 15-year term       315,236     299,056      6.65          49,970     51,397     6.78
Fixed-rate, 30-year term       131,732     129,868      7.34         161,555    168,116     7.29
- ------------------------------------------------------------------------------------------------------

                             1,233,772   1,183,799      5.76         765,256    781,534     6.00
Collateralized mortgage
 obligations                    59,491      56,500      5.21         111,506    112,725     6.48
- ------------------------------------------------------------------------------------------------------
                            $1,293,263  $1,240,299      5.74%       $876,762   $894,259     6.06%
- ------------------------------------------------------------------------------------------------------

At June 30, 1994, the Bank pledged mortgage-backed securities totaling $216,928,000 and at June 30, 1993, had pledged substantially all mortgage-backed securities as collateral primarily for collateralized mortgage obligations, securities sold under agreements to repurchase, Federal Home Loan Bank advances, interest rate swap agreements and other borrowings.


NOTE 8.  LOANS RECEIVABLE:

Loans receivable at June 30 are summarized as follows:

- -------------------------------------------------------------------------------------------
                                                              1994                 1993
- -------------------------------------------------------------------------------------------
Conventional mortgage loans                               $2,850,356           $2,545,112
FHA and VA loans                                             335,686              402,254
Commercial real estate loans                                 186,535              241,352
Consumer and other loans                                     192,171              132,355
Construction loans                                             2,003                  421
- -------------------------------------------------------------------------------------------
                                                           3,566,751            3,321,494
Less:
Unamortized discounts, net of premiums                           987               11,992
 Loans-in-process                                              2,922                  997
Deferred loan fees, net                                        1,505                6,916
Allowance for loan losses                                     42,720               45,106
- -------------------------------------------------------------------------------------------
                                                          $3,518,617           $3,256,483
- -------------------------------------------------------------------------------------------
Weighted average interest rate                                  7.81%                8.62%
- -------------------------------------------------------------------------------------------

At June 30, 1994, the Bank's conventional, FHA and VA loans, including loans held for sale, totaling $3,262,359,000 are secured by single-family residential properties located as follows: 23% in Nebraska, 19% in Colorado, 6% in Georgia, 5% each in Missouri and Texas, and the remaining 42% in 45 other states. At June 30, 1993, the Bank's conventional, FHA and VA loans, including loans held for sale, totaling $3,045,549,000 are secured by single-family residential properties located as follows: 21% each in Colorado and Nebraska, 8% in Georgia, 6% each in Missouri and Texas and the remaining 38% in 45 other states. The commercial real estate portfolio at June 30, 1994, is secured by properties located as follows: 59% in Colorado, 12% in Nebraska, 11% in Florida and the remaining 18% in 13 other states. The commercial real estate portfolio at June 30, 1993, is secured by properties located as follows: 53% in Colorado, 15% in Florida, 11% in Nebraska and the remaining 21% in 15 other states.

Nonperforming loans at June 30, 1994 and 1993, aggregated $30,936,000 and $30,487,000, respectively. Of the nonperforming loans at June 30, 1994, approximately 14% are secured by properties located in Colorado and Texas, 10% in California, 8% in Georgia, 5% each in Missouri, Nebraska, and Illinois and the remaining 39% located in 32 other states. Of the nonperforming loans at June 30, 1993, approximately 11% each are secured by properties located in Georgia and Texas, 8% each in California and Missouri, 7% each in Arizona, Colorado, Illinois and Nebraska, and the remaining 34% secured by properties located in 30 other states.

Also included in loans receivable at June 30, 1994 and 1993, are loans with a carrying value of $20,025,000 and $40,992,000, respectively, the terms of which have been modified in troubled debt restructurings. During the fiscal years ended June 30, 1994 and 1993, the Bank recognized interest income on these loans aggregating $1,788,000 and $3,919,000, respectively, whereas under their original terms the Bank would have recognized interest income of $1,890,000 and $4,592,000, respectively. At June 30, 1994, the Bank had no material commitments to lend additional funds to borrowers whose loans were subject to troubled debt restructuring.

At June 30, 1994 and 1993, the Bank had pledged substantially all single-family residential loans as collateral for Federal Home Loan Bank advances, securities sold under agreements to repurchase and other borrowings.



NOTE 9.  REAL ESTATE:

Real estate at June 30 is summarized as follows:

- ---------------------------------------------------------------------------------------

                                                                     1994      1993
- ---------------------------------------------------------------------------------------
Real estate owned and in judgment, net of allowance
 for losses of $4,567 and $3,406                                   $ 6,273   $ 14,721

Real estate held for investment, which includes
 equity in unconsolidated joint ventures and
 investment in real estate partnerships, net of
 allowance for losses of $1,416 and $1,764                           9,738      7,169
- ---------------------------------------------------------------------------------------
                                                                  $ 16,011   $ 21,890

- ---------------------------------------------------------------------------------------

Commercial and residential real estate comprise approximately 80% and 20%, respectively, of the total amount of real estate at June 30, 1994, and approximately 76% and 24%, respectively, of the total amount of real estate at June 30, 1993. Real estate located by states at June 30, 1994, is as follows:
49% in Nebraska, 20% in Colorado, 7% each in California and Georgia and the remaining 17% in 14 other states. Real estate located by states at June 30, 1993, is as follows: 40% in Colorado, 38% in Nebraska, 9% in California and the remaining 13% in 16 other states.

NOTE 10.  ALLOWANCE FOR LOSSES ON LOANS AND REAL ESTATE:

An analysis of the allowance for losses on loans and real estate is summarized as follows:

- -----------------------------------------------------------------------------------------------------------------
                                                                    Loans          Real Estate          Total

- -----------------------------------------------------------------------------------------------------------------
Balance, June 30, 1991                                            $ 53,142           $ 11,319          $ 64,461

- -----------------------------------------------------------------------------------------------------------------
Provision charged to operations                                      7,381              6,846            14,227
Charges                                                             (9,774)           (15,610)          (25,384)
Recoveries                                                             760              1,490             2,250
Estimated allowance amounts added for purchased loans               17,268                 --            17,268
Change in estimate of allowance amounts for purchased loans        (18,728)                --           (18,728)
Charged-off to allowance amounts for purchased loans                (1,085)                --            (1,085)
- -----------------------------------------------------------------------------------------------------------------
Balance, June 30, 1992                                              48,964              4,045            53,009

- -----------------------------------------------------------------------------------------------------------------

Provision charged to operations                                      5,735              1,166             6,901
Charges                                                             (3,394)              (873)           (4,267)
Recoveries                                                           1,261                832             2,093
Estimated allowance amounts added for purchased loans                  173                 --               173
Change in estimate of allowance amounts for purchased loans         (5,334)                --            (5,334)
Charged-off to allowance amounts for purchased loans                (2,299)                --            (2,299)
- -----------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993                                              45,106              5,170            50,276

- -----------------------------------------------------------------------------------------------------------------

Provision charged to operations                                      6,033              1,614             7,647
Charges                                                             (3,930)            (1,138)           (5,068)
Recoveries                                                             667                337             1,004
Estimated allowance amounts added for purchased loans                   39                 --                39
Change in estimate of allowance amounts for purchased loans         (4,357)                --            (4,357)
Charged-off to allowance amounts for purchased loans                  (632)                --              (632)
- -----------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994                                             $42,926 (1)       $  5,983          $ 48,909

- -----------------------------------------------------------------------------------------------------------------

(1) Includes $206,000 in general allowance for losses established primarily to cover risks associated with borrowers' delinquencies and defaults on loans held for sale.
________________________________________________________________________________

Bulk loan purchases acquired at a discount are allocated an estimated allowance amount for purchased loans that will be available for potential losses in the future on a particular loan package with any excess over the allowance amount recorded as a discount. At June 30, 1994 and 1993, $17,321,000 and $22,271,000,
respectively, has been allocated from these discount amounts to provide for the credit risk associated with such purchased loans. This estimated allowance amount for purchased loans is available only to absorb losses associated with the respective purchased loan packages, and is not available to absorb losses from other loans.

NOTE 11.  PREMISES AND EQUIPMENT:

Premises and equipment at June 30 are summarized as follows:

- -------------------------------------------------------------------------------------
                                                                1994          1993

- -------------------------------------------------------------------------------------

Land                                                          $  9,265      $ 9,122
Buildings and improvements                                      47,203       43,017
Leasehold improvements                                           2,128        1,916
Furniture, fixtures and equipment                               43,829       41,256
- -------------------------------------------------------------------------------------
                                                               102,425       95,311
Less accumulated depreciation and amortization                  47,891       44,158

- -------------------------------------------------------------------------------------
                                                              $ 54,534      $51,153

- -------------------------------------------------------------------------------------

Depreciation and amortization of premises and equipment, included in occupancy and equipment expenses, was $4,265,000, $4,143,000 and $4,473,000 for the fiscal years ended June 30, 1994, 1993 and 1992, respectively.

The Bank has operating lease commitments on certain premises and equipment. Rent expense totaled $1,906,000, $1,643,000 and $1,560,000 for the fiscal years ended June 30, 1994, 1993 and 1992, respectively.

Annual minimum operating lease commitments as of June 30, 1994, are as follows:
1995 - $1,285,000; 1996 - $1,044,000; 1997 - $693,000; 1998 - $596,000; 1999 -
$420,000; 2000 and thereafter - $4,656,000.



NOTE 12.  DEPOSITS:

Deposits at June 30 are summarized as follows:

- ------------------------------------------------------------------------------------------------------
                                                                 1994                      1993
                                                            ----------------      --------------------
Description and interest rates                              Amount        %         Amount        %

- ------------------------------------------------------------------------------------------------------
Passbook accounts (average of 2.93% and 2.78%)            $  468,308    13.9%     $  212,801     8.9%
NOW accounts (average of .96% and .99%)                      254,442     7.6         236,335     9.9
Market rate savings (average of 2.76% and 2.97%)             220,250     6.6         168,405     7.0

- ------------------------------------------------------------------------------------------------------
Total savings (no stated maturities)                         943,000    28.1         617,541    25.8

- ------------------------------------------------------------------------------------------------------
Certificates of deposit:
     Less than 3.00%                                          15,876      .5          11,146      .5
      3.00% -  3.99%                                         577,067    17.2         273,034    11.4
      4.00% -  4.99%                                         788,261    23.5         753,844    31.5
      5.00% -  5.99%                                         708,786    21.1         440,711    18.5
      6.00% -  6.99%                                         195,676     5.8         155,992     6.5
      7.00% -  7.99%                                          79,846     2.4          96,893     4.1
      8.00% -  8.99%                                          35,830     1.1          22,589      .9
      9.00% and over                                          11,255      .3          19,683      .8

- ------------------------------------------------------------------------------------------------------
Total certificates of deposit (fixed maturities;
 average of 5.22% and 5.69%)                               2,412,597    71.9       1,773,892    74.2

- ------------------------------------------------------------------------------------------------------
                                                          $3,355,597   100.0%     $2,391,433   100.0%

- ------------------------------------------------------------------------------------------------------

Interest expense on deposit accounts for the years ended June 30 is summarized as follows:

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                  1994           1993            1992
- -------------------------------------------------------------------------------------------------------------------------------
Passbook accounts                                                              $  8,509       $  5,445        $  7,049
NOW accounts                                                                      2,698          2,569           3,707
Market rate savings                                                               5,101          5,417           9,292
Certificates of deposit                                                         112,383        107,258         132,114
- -------------------------------------------------------------------------------------------------------------------------------
                                                                               $128,691       $120,689        $152,162
- -------------------------------------------------------------------------------------------------------------------------------


At June 30, 1994, scheduled maturities of certificates of deposit are as follows:

- -------------------------------------------------------------------------------------------------------------------------------
                                                                    Year Ending June 30,
                            ---------------------------------------------------------------------------------------------------
       Rate                          1995         1996           1997         1998         1999       Thereafter     Total
- -------------------------------------------------------------------------------------------------------------------------------
      Less than 3.00%           $   14,297     $     111    $     209      $     --    $      16       $  1,243   $   15,876
       3.00% -  3.99%              556,732        17,609          247         1,139           26          1,314      577,067
       4.00% -  4.99%              528,738       216,137       36,607         4,512        1,462            805      788,261
       5.00% -  5.99%              311,122       224,203       31,903        40,432       97,644          3,482      708,786
       6.00% -  6.99%               37,638        79,445       28,986        29,899       18,049          1,659      195,676
       7.00% -  7.99%               18,558        16,029       39,100         1,463        3,632          1,064       79,846
       8.00% -  8.99%                5,831        16,192        3,634         8,035        1,331            807       35,830
   9.00% - and over                  5,190         2,064           99         3,866           36             --       11,255
- -------------------------------------------------------------------------------------------------------------------------------
                                $1,478,106     $ 571,790    $ 140,785      $ 89,346    $ 122,196       $ 10,374   $2,412,597
- -------------------------------------------------------------------------------------------------------------------------------

At June 30, 1994 and 1993, deposits of certain state and municipal agencies and other various non-retail entities were collateralized by mortgage-backed securities with carrying values of $11,374,000 and $9,798,000, respectively, and in addition, at June 30, 1994, investment securities with carrying values of $4,999,000.

In accordance with regulatory requirements, at June 30, 1994 and 1993, the Bank maintained $10,639,000 and $8,141,000, respectively, in cash on hand and deposits at the Federal Reserve Bank in noninterest earning reserves against certain transaction checking accounts and nonpersonal certificates of deposit.

NOTE 13.  ADVANCES FROM THE FEDERAL HOME LOAN BANK:

At June 30 the Bank was indebted to the Federal Home Loan Bank of Topeka on notes maturing as follows:

- --------------------------------------------------------------------------------------------------------------
                                                            1994                                1993
                                             -----------------------------------     -------------------------
                                                           Weighted                    Weighted
                                              Interest     Average                     Average
Year Ending June 30,                         Rate Range     Rate          Amount         Rate       Amount
- --------------------------------------------------------------------------------------------------------------
1994                                                                                    6.26%     $  620,759
1995                                        4.27 - 12.00    5.64%       $  454,347      8.65         117,261
1996                                        4.72 - 10.75    6.05           243,672      5.60         878,630
1997                                        4.80 -  9.25    5.15           580,115      8.21          35,097
1998                                        5.06 -  6.37    5.59           221,077      5.63         201,727
1999                                        5.50 -  6.21    5.51            25,305      6.21             305
- --------------------------------------------------------------------------------------------------------------
                                                            5.51%       $1,524,516      6.07%     $1,853,779
- --------------------------------------------------------------------------------------------------------------

At June 30, 1994 and 1993, the Bank had pledged a portion of its real estate loans and mortgage-backed securities as well as Federal Home Loan Bank stock as collateral for outstanding advances.

At June 30, 1994, there were no commitments for advances from the Federal Home Loan Bank and at June 30, 1993, the Bank had commitments for $50,000,000 for such advances.

NOTE 14.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

At June 30, 1994 and 1993, securities sold under agreements to repurchase identical securities totaled $157,432,000 and $154,862,000, respectively, with weighted average interest rates of 6.08% and 6.05%, respectively. There were no securities sold under agreements to repurchase substantially identical securities at June 30, 1994 or 1993.

An analysis of securities sold under agreements to repurchase identical securities for the years ended June 30 is summarized as follows:

- -----------------------------------------------------------------------------------------------------
                                                                                  1994        1993
- -----------------------------------------------------------------------------------------------------
Maximum month-end balance                                                       $157,432    $419,076
- -----------------------------------------------------------------------------------------------------
Average balance                                                                 $155,897    $255,101
- -----------------------------------------------------------------------------------------------------
Weighted average interest rate during the period                                    6.15%       6.90%
Weighted average interest rate at end of period                                     6.08%       6.05%
- -----------------------------------------------------------------------------------------------------

At June 30, 1994, securities sold under agreements to repurchase had maturities ranging from July 1994 to November 1994 with a weighted average maturity at June 30, 1994, of 74 days.

At June 30, 1994, mortgage-backed securities with carrying values totaling $172,467,000 and market values totaling $168,506,000 were pledged as collateral for securities sold under agreements to repurchase. At June 30, 1993, mortgage-backed securities with carrying values totaling $169,656,000 and market values totaling $171,476,000 were pledged as collateral.

It is the Bank's policy to enter into repurchase agreements only with the major brokerage firms that are primary dealers in government securities. At June 30, 1994, the Bank had repurchase agreements with two such dealers. No outstanding securities sold under agreements to repurchase in excess of 10.0% of stockholders' equity were at risk with an individual broker at June 30, 1994.

NOTE 15.  OTHER BORROWINGS:

Other borrowings at June 30 consist of the following:

- -----------------------------------------------------------------------------------------------------------
                                                                                        1994       1993
- -----------------------------------------------------------------------------------------------------------

Subordinated notes, interest 10.25%, due December 15, 1999                            $ 40,250   $ 40,250
Collateralized mortgage obligations                                                     16,567     25,251
Other borrowings                                                                         2,923      4,565
- -----------------------------------------------------------------------------------------------------------
                                                                                      $ 59,740   $ 70,066
- -----------------------------------------------------------------------------------------------------------

On December 22, 1992, the Corporation completed the sale of $40,250,000 of subordinated notes (the Notes). Interest on such Notes is payable semi-annually on June 15 and December 15 of each year and the Notes are not redeemable prior to December 15, 1995. Thereafter, the Notes are redeemable, at the election of the Corporation, in whole or in part, at par plus accrued interest to the date of redemption. The Notes have no sinking fund, are unsecured general obligations of the Corporation, and are subordinated to all existing and future senior indebtedness of the Corporation. The Note Indenture, among other provisions, restricts the ability of the Corporation and its subsidiaries, under certain circumstances, to incur additional indebtedness and restricts the Corporation's ability to pay cash dividends or to make other capital distributions. The Corporation is also required to maintain not less than $3,500,000 in cash and cash equivalents under the terms of the Note Indenture.

At June 30, 1994, the remaining two notes issued in conjunction with collateralized mortgage obligations bear interest at 7.89% and 8.42% and are due in varying amounts contractually through September 1, 2015. The notes are secured by FNMA mortgage-backed securities with a book value of approximately $20,586,000. As the principal balance on the collateral on these notes repay, the notes are correspondingly repaid.

Other borrowings are collateralized by unencumbered first mortgage loans with unpaid principal balances of approximately $8,332,000 at June 30, 1994.

Principal maturities of other borrowings as of June 30, 1994, for the next five fiscal years are as follows: 1995 - $7,190,000; 1996 - $5,123,000; 1997 -
$3,738,000; 1998 - $1,212,000; 1999  - $181,000; 2000 and thereafter -
$42,296,000.


NOTE 16.  INTEREST RATE HEDGING:

The following table summarizes the Bank's interest rate hedging agreements at June 30:

- ---------------------------------------------------------------------------------------------------------------------
                                                                               1994           1993           1992
- --------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements:
 Notional principal amount, fixed rate agreements                           $109,500        $194,500       $244,500
  Weighted average fixed rate paid                                              9.62 %          8.75%          8.77%
  Weighted average variable rate received                                       3.55 %          3.56%          5.16%
  Net interest expense                                                      $  8,485        $ 12,196       $  9,366
  Range of remaining terms                                                  1-41 mos.       2-53 mos.      8-65 mos.
- --------------------------------------------------------------------------------------------------------------------

At June 30, 1992 and 1991, the Bank had outstanding interest rate cap agreements totaling $150,000,000 with weighted average interest rates of 7.50% and 7.90%, respectively. Premiums on such agreements amortized to interest expense totaled $41,000 and $757,000, respectively, for the fiscal years ended June 30, 1993 and 1992. Also in fiscal year 1992, amortization expense on premiums from put options on Eurodollar future contracts totaled $269,000.

Net interest expense for all three fiscal years also represents the gross interest expense since no interest income on these interest rate swap agreements has been received during the respective fiscal years. The Bank is not involved in any derivative activities nor has had any terminated contracts during the fiscal years ended June 30, 1994, 1993 and 1992. The interest rate swap agreements were collateralized at June 30, 1994 and 1993, by mortgage-backed securities with carrying values of $22,500,000 and $30,279,000, respectively, and, in addition, at June 30, 1993, by investment securities with carrying values of $1,328,000.

Entering into interest rate swap agreements and interest rate cap agreements involves the credit risk of dealing with intermediary and primary counterparties and their ability to meet the terms of the respective contracts. The Bank is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swaps if the Bank is in a net interest receivable position at the time of potential default by the counterparties. However, at June 30, 1994, the Bank was in a net interest payable position. The Bank does not anticipate nonperformance by the counterparties.

NOTE 17.  INCOME TAXES:


The following is a comparative analysis of the provision for federal and state taxes on income:

- -------------------------------------------------------------------------------------------------------
                                                                       Year Ended June 30,
                                                         ----------------------------------------------
                                                              1994            1993           1992
- -------------------------------------------------------------------------------------------------------
Current:
   Federal                                                 $ 8,921          $ 7,445         $ 7,619
    State                                                      210              806           1,218
- -------------------------------------------------------------------------------------------------------
                                                             9,131            8,251           8,837
- -------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                   5,012           11,286          16,243
    State                                                       88              304              23
- -------------------------------------------------------------------------------------------------------
                                                             5,100           11,590          16,266
- -------------------------------------------------------------------------------------------------------
Total provision for income taxes                           $14,231          $19,841         $25,103
- -------------------------------------------------------------------------------------------------------

In August 1993, the Omnibus Budget Reconciliation Act of 1993 was passed, which raised the corporate income tax rate from 34.0% to 35.0% retroactive to January 1, 1993. The following is a reconciliation of the statutory federal income tax rate to the consolidated effective tax rate:

- -------------------------------------------------------------------------------------------------------
                                                                        Year Ended June 30,
                                                            -------------------------------------------
                                                               1994              1993           1992
- -------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                              35.0%             34.0%          34.0%
Amortization of discounts, premiums and
   intangible assets from acquisitions                        144.5               6.6            5.1
Bad debt deduction                                            (23.5)             (1.3)           (.5)
Effect of change in enacted tax rate                           13.9                --             --
Income tax credits                                             (5.8)              (.4)           (.3)
Tax exempt interest income                                     (1.4)              (.3)           (.2)
State income taxes, net of federal income tax benefit           2.6               1.4            1.2
Other items, net                                                 .4               (.8)          (2.0)
- -------------------------------------------------------------------------------------------------------
Effective tax rate                                            165.7%             39.2%          37.3%
- -------------------------------------------------------------------------------------------------------

The tax effect of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30, 1994, are as follows:

- --------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Finance lease contracts treated as operating leases
      for income tax purposes                                                $46,962
    Federal Home Loan Bank stock                                              10,321
    Core value of acquired deposits                                            6,946
    Differences between book and tax basis of property                         6,008
    Other items                                                                1,797
- --------------------------------------------------------------------------------------------------
                                                                              72,034
Deferred tax assets:
    Reserves for losses on loans and real estate
      not currently deductible                                                11,147
    Tax credit carryforwards                                                  10,974
    Collateralized mortgage obligations                                        3,401
    State operating loss carryforwards                                         2,892
    Other items                                                                7,303
- --------------------------------------------------------------------------------------------------
                                                                              35,717
Valuation allowance                                                           (2,753)
- --------------------------------------------------------------------------------------------------
                                                                              32,964
- --------------------------------------------------------------------------------------------------
Net deferred tax liability                                                   $39,070
- --------------------------------------------------------------------------------------------------

The valuation allowance increased from $2,332,000 at July 1, 1993, to $2,753,000 at June 30, 1994, primarily from an increase in state net operating losses available for income tax purposes. At June 30, 1994, the Corporation had federal alternative minimum tax credit carryforwards available of approximately $10,974,000 which will indefinitely carry forward.

Under APB No. 11, the components of the deferred income tax for fiscal years 1993 and 1992 were as follows:

- --------------------------------------------------------------------------------------------------
                                                                           Year Ended June 30,
                                                                           -------------------
                                                                             1993       1992
- --------------------------------------------------------------------------------------------------
Finance lease contracts treated as
   operating leases for income tax purposes                                $10,044    $(9,500)
Utilization of net operating loss carryforward                               5,264     30,306
Utilization of alternative minimum tax credit carryforward                  (1,636)    (5,807)
FHLB stock dividends, net of redemptions                                      (357)     2,484
Provision for losses on real estate held for investment, net                  (136)      (168)
Collateralized mortgage obligations                                           (665)      (349)
Options and hedging activities                                                  97         23
Other items, net                                                            (1,021)      (723)
- --------------------------------------------------------------------------------------------------
                                                                           $11,590    $16,266
- --------------------------------------------------------------------------------------------------

Savings institutions that meet certain definitional tests and other conditions prescribed by the Internal Revenue Code are allowed to deduct, within limitations, a bad debt deduction computed as a percentage of taxable income before such deduction. The deduction percentage is 8.0% for the fiscal years ended June 30, 1994, 1993 and 1992. Alternatively, a qualified savings institution may compute its bad debt deduction based upon actual loan loss experience (i.e., experience method). In fiscal years 1994, 1993 and 1992 the Bank computed its bad debt deduction utilizing the experience method. In accordance with provisions of SFAS No. 109, a deferred tax liability has not been recognized for the bad debt reserves of the Bank created in the tax years which began prior to December 31, 1987 (the base year, or as of June 30, 1988, for the Bank with such amount totaling $82,945,000), unless it becomes apparent that the temporary difference will reverse in the foreseeable future. At June 30, 1994, the amount of these reserves totaled approximately $78,784,000 with an unrecognized deferred tax liability associated with such reserves totaling approximately $28,124,000. Such deferred tax liability could be recognized in the future, in whole or in part, if the tax bad debt reserves exceed the base year amount, there is a change in federal tax law, the Bank fails to meet the definition of a "qualified savings institution," certain distributions are made with respect to the stock of the Bank or the bad debt reserves are used for any purpose other than absorbing bad debt losses.

NOTE 18.  STOCKHOLDERS' EQUITY AND REGULATORY RESTRICTIONS:

On December 31, 1984, the Bank completed its conversion from mutual to stock ownership and became a wholly-owned subsidiary of Commercial Federal Corporation. Federal regulations require that, upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with the Bank after conversion. In the event of complete liquidation, and only in such event, each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors but before any liquidation distribution with respect to common stock. This account will be proportionately reduced for any subsequent reduction in the eligible holder's savings accounts. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict use or application of the Bank's net worth.

On December 19, 1988, the Board of Directors of the Corporation adopted a Shareholder Rights Plan and declared a distribution of stock purchase rights consisting of one primary right and one secondary right for each outstanding share of common stock payable on December 30, 1988, to stockholders of record on that date. These rights are attached to and trade only together with the common stock shares. The provisions of the Shareholder Rights Plan are designed to protect the interests of the stockholders of record in the event of an unsolicited or hostile attempt to acquire the Corporation at a price or on terms that are not fair to all shareholders. Unless rights are exercised, holders have no rights as a stockholder of the Corporation (other than rights resulting from such holder's ownership of common shares), including, without limitation, the right to vote or to receive dividends. With certain exceptions, the rights expire December 31, 1998, unless earlier redeemed by the Corporation. At June 30, 1994, no such rights were exercised.

The Corporation is authorized to issue 10,000,000 shares of preferred stock having a par value of $.01 per share. None of the shares of the authorized preferred stock has been issued. The Board of Directors is authorized to fix and state voting powers, designation preferences, and other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may rank prior to the common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights.

On June 30, 1992, the Corporation sold 3,500,000 shares of its common stock in a public offering with the shares priced at $10 per share ($.01 par value). At June 30, 1992, the Corporation recorded the subscription of the common stock to stockholders' equity which totaled $32,137,000 after deducting the underwriter discount and expenses associated with the offering. An additional 525,000 shares of common stock from the overallotment option were exercised subsequently in July 1992. The cash proceeds on the total sale of the 4,025,000 shares after deducting the underwriter discount and expenses associated with the offering totaled $36,958,000 and were paid to the Corporation on July 9, 1992.

In addition, on May 4, 1993, warrants for 1,250,000 shares of the Corporation's common stock were exercised (1,000,000 shares at $2.00 per share and 250,000 shares at $3.625 per share) resulting in net proceeds totaling $2,846,000 from the issuance of such shares.

Under the Office of Thrift Supervision's (OTS's) capital distribution regulations, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend, has total capital that is at least equal to the amount of its fully phased-in capital requirements (a "Tier 1 Association") is permitted, after notice to the OTS, to pay dividends during a calendar year in an amount equal to the greater of (i) 75.0% of its net income for the recent four quarters, or (ii) 100.0% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. At June 30, 1994, the Bank qualified as a Tier 1 Association, and would be permitted, after notice to the OTS, to pay an aggregate amount approximating $39,539,000 in dividends under these regulations. Should the Bank's regulatory capital fall below certain levels, applicable law would require prior approval of such proposed dividends and, in some cases, would prohibit the payment of dividends.

Under certain other federal regulations, the Bank is not permitted to pay dividends on its capital stock if its net worth is or would thereby be reduced below the applicable net worth regulatory capital requirements prescribed for insured institutions or reduced below the amount required for the liquidation account established in connection with the conversion. In addition, the Corporation has not paid cash dividends to its common stock shareholders to date.

NOTE 19.  REGULATORY CAPITAL REQUIREMENTS:

At June 30, 1994, the Bank's estimates of its capital amounts and the capital levels required under OTS capital regulations are as follows:

- -------------------------------------------------------------------------------------------------------------
                                                                      Actual       Requirement    Excess
- -------------------------------------------------------------------------------------------------------------
Bank's Stockholder's Equity                                         $ 309,188
Less intangibles including goodwill                                   (60,538)
Less phase-out of investments in non-includable subsidiaries             (939)
- -------------------------------------------------------------------------------------------------------------

Tangible capital                                                     $247,711        $ 81,926      $165,785
- -------------------------------------------------------------------------------------------------------------

Tangible capital to adjusted assets (1)                                  4.54%           1.50%         3.04%
- -------------------------------------------------------------------------------------------------------------

Tangible capital                                                     $247,711
Plus qualifying supervisory goodwill (2)                               20,481
Plus certain restricted amounts of other intangible assets             31,199
- -------------------------------------------------------------------------------------------------------------

Core capital (Tier 1 capital)                                        $299,391        $164,789      $134,602
- -------------------------------------------------------------------------------------------------------------

Core capital to adjusted assets (3)                                      5.45%           3.00%         2.45%
- -------------------------------------------------------------------------------------------------------------

Core capital                                                         $299,391
Plus general loan loss allowances                                      25,404
Less phase-out of that portion of land loans and non-residential
    construction loans in excess of an 80.0% loan-to-value ratio         (630)
- -------------------------------------------------------------------------------------------------------------

Risk-based capital (Total capital)                                   $324,165        $197,493      $126,672
- -------------------------------------------------------------------------------------------------------------

Risk-based capital to risk-weighted assets (2) (4)                      13.13%           8.00%         5.13%
- -------------------------------------------------------------------------------------------------------------

(1)    Based on adjusted total assets totaling $5,461,760,000.
(2) Qualifying supervisory goodwill can no longer be included in calculating core and risk-based capital after December 31, 1994. In addition, the Bank's remaining balance of goodwill will be fully amortized to expense as of December 31, 1994. Therefore, if such goodwill was excluded as of June 30, 1994, the core and risk-based capital ratios would be 5.08% and 12.39%, respectively, compared to actual ratios of 5.45% and 13.13%, respectively.
(3)    Based on adjusted total assets totaling $5,492,959,000.
(4)    Based on risk-weighted assets totaling $2,468,663,000.

The OTS, as the primary federal regulator of savings institutions, has broad supervisory and enforcement powers. The Bank is also subject to regulatory and supervisory enforcement authority under the FDIC with respect to certain activities that may pose a risk to the deposit insurance fund. At periodic intervals, both the OTS and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct the Bank's financial statements be adjusted in accordance with their findings.

In April 1991, the OTS proposed to amend its core capital requirement to establish a minimum 3.0% core capital ratio for savings institutions in the strongest financial and managerial condition. For all other savings institutions, the minimum core capital ratio would be 3.0% plus at least an additional 1.0% to 2.0%, determined on a case-by-case basis by the OTS after assessing both the quality of risk management systems and the level of overall risk in each individual savings institution. The Bank does not anticipate that it will be materially affected by this regulation if adopted in its current form.

Effective August 23, 1993, the OTS issued a final amendment effective July 1, 1994, to the risk-based capital standards that includes an interest rate risk component. The amendment generally requires thrifts with interest rate risk in excess of certain levels to maintain additional capital. Under this amendment, thrifts are divided into two groups, those with "normal" levels of interest rate risk and those with greater than "normal" levels of interest rate risk. Thrifts with greater than normal levels are subject to a deduction from total capital for purposes of calculating risk-based capital. The interest rate risk component is computed quarterly and the resulting capital requirement has an effective time lag of two quarters (e.g., the July 1, 1994, calculation will use December 31, 1993, data). Based on the Bank's interest rate risk profile and the level of interest rates at June 30, 1994, as well as the Bank's level of risk-based capital at June 30, 1994, it appears that this amendment will not have a material adverse effect on the Bank's level of excess risk-based capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 established five regulatory capital categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized; and authorized banking regulatory agencies to take prompt corrective action with respect to institutions in the three undercapitalized categories. These corrective actions become increasingly more stringent as an institution's regulatory capital declines. At June 30, 1994, the Bank exceeded the minimum requirements for the well-capitalized category as shown in the following table.

- ------------------------------------------------------------------------------------------
                                  Tier 1 Capital      Tier 1 Capital       Total Capital
                                    to Adjusted          to Risk-             to Risk-
                                   Total Assets      Weighted Assets      Weighted Assets
- ------------------------------------------------------------------------------------------

Actual capital                       $299,391           $299,391             $324,165
Percentage of adjusted assets           5.45%             12.13%               13.13%
Minimum requirements to be
   classified well-capitalized          5.00%              6.00%               10.00%
- ------------------------------------------------------------------------------------------

On September 13, 1994, the Bank commenced litigation against the United States in the United States Court of Federal Claims seeking to recover monetary relief for the government's refusal to honor certain contracts between the Bank and the Federal Savings and Loan Insurance Corporation. The suit alleges that such governmental action constitutes breach of contract and an unlawful taking of property by the United States without just compensation or due process in violation of the Constitution of the United States. The litigation status and process of the multiple legal actions, such as that instituted by the Bank with respect to supervisory goodwill, make the value of the claims asserted by the Bank uncertain as to ultimate outcome, and contingent on a number of factors and future events which are beyond the control of the Bank, both as to substance, timing and the dollar amount of damages which may be awarded to the Bank if it finally prevails in this litigation.

NOTE 20.  COMMITMENTS AND CONTINGENCIES:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, financial guarantees on certain loans sold with recourse and on other contingent obligations. These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statement of Financial Condition. The contractual amounts of these instruments represent the maximum credit risk to the Corporation. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At June 30, 1994, the Bank had issued commitments, excluding undisbursed portions of loans in process, of approximately $156,052,000 as follows:
$36,277,000 to originate loans, $76,218,000 to purchase loans, $28,816,000 to purchase mortgage-backed securities and $14,741,000 to provide consumers unused lines of credit. At June 30, 1993, the Bank had commitments, excluding undisbursed portions of loans in process, of approximately $106,003,000 as follows: $41,193,000 to originate loans, $35,506,000 to purchase loans, $9,800,000 to purchase mortgage-backed securities and $19,504,000 to provide consumers unused lines of credit.

Loan commitments, which are funded subject to certain limitations, extend over various periods of time. Generally, unused loan commitments are canceled upon expiration of the commitment term as outlined in each individual contract.
These outstanding loan commitments to extend credit do not necessarily represent future cash requirements since many of the commitments may expire without being drawn upon. The Bank evaluates each customer's credit worthiness on a separate basis and requires collateral based on this evaluation. Collateral consists mainly of residential family units and personal property.

At June 30, 1994 and 1993, the Bank had approximately $121,880,000 and $138,092,000, respectively, in mandatory forward delivery commitments to sell residential mortgage loans.

At June 30, 1994 and 1993, loans sold subject to recourse provisions had remaining unpaid principal balances totaling approximately $58,483,000 and $96,236,000, respectively, which is the amount of potential credit risk associated with these particular loans. These loans are collateralized by residential single-family units. In addition, during fiscal year 1992, the Bank exchanged residential first mortgage loans for mortgage-backed securities of which certain loans may not conform to all securitization underwriting guideline requirements and, as such, are subject to a loss obligation and therefore would be repurchased by the Bank. At June 30, 1994, residential loans subject to possible repurchase by the Bank totaled $2,700,000.

The Bank, through a real estate development subsidiary, is contingently liable as a corporate general partner in real estate limited partnerships for obligations totaling approximately $1,171,000 and $2,395,000 at June 30, 1994 and 1993, respectively. These obligations were guaranteed by the Bank to finalize the syndication of certain real estate limited partnerships. The credit risk involved for the amounts relating to these contingent liabilities is essentially the same as that involved in extending commercial loans to customers and would be collateralized by commercial real estate.

The Corporation is subject to a number of lawsuits and claims for various amounts which arise out of the normal course of its business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Corporation's financial position or results of operations.

NOTE 21.  EMPLOYEE BENEFIT AND INCENTIVE PLANS AND OTHER POSTRETIREMENT
BENEFITS:

RETIREMENT SAVINGS PLAN - The Bank maintains a contributory deferred savings 401(k) plan covering substantially all employees. Participants may contribute up to 10.0% of their pre-tax base pay with the Bank matching contributions equal to 100.0% of the first 8.0% of participant contributions. Participants vest immediately in their own contributions and over a five-year period for Bank contributions. Contribution expense was $1,164,000, $996,000 and $840,000 for the years ended June 30, 1994, 1993 and 1992, respectively.

STOCK OPTION AND INCENTIVE PLAN - The Corporation's stockholders have approved the 1984 Stock Option and Incentive Plan, as amended, (the Plan), which permits the granting of stock options, stock appreciation rights (SARs) and restricted stock awards. Stock options are immediately exercisable over a period not to exceed 10 years from the date of grant with the option price equal to market value on the date of grant. The SARs permit an optionee to surrender options for cancellation and receive cash or common stock equal to the difference between the exercise price and the then fair market value of the shares of common stock subject to the option. Recipients of restricted stock have the usual rights of a shareholder, including the rights to receive dividends and to vote the shares; however, the common stock will not be vested until certain restrictions are satisfied. The term of the Plan extends to July 31, 2002.

The following table presents the activity of the stock options for the fiscal years ended June 30, 1994, 1993 and 1992:

- -----------------------------------------------------------------------------------------------------------------
                                                        Stock Option      Option Price           Aggregate
                                                           Shares          PerShare                Amount
- -----------------------------------------------------------------------------------------------------------------
Balance at June 30, 1991                                 426,809        $ 2.50 -$ 19.13           $ 2,676
 Granted                                                  59,975                   5.00               300
 Exercised                                               (35,715)         2.50 -   7.00              (202)
 Canceled                                                   (194)                  5.67                (1)
- -----------------------------------------------------------------------------------------------------------------

Balance at June 30, 1992                                 450,875          2.50 -  19.13             2,773
 Granted                                                      --                     --                --
 Exercised                                              (116,365)         2.50 -   9.75              (676)
 Canceled                                                     --                     --                --
- -----------------------------------------------------------------------------------------------------------------

Balance at June 30, 1993                                 334,510          2.50 -  19.13             2,097
 Granted                                                      --                     --                --
 Exercised                                               (32,699)         2.50 -   9.75              (209)
 Canceled                                                     --                     --                --
- -----------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                 301,811        $ 2.50 -$ 19.13           $ 1,888
- -----------------------------------------------------------------------------------------------------------------
Shares available for future grants at June 30, 1994      404,071
- -----------------------------------------------------------------------------------------------------------------

Certain management incentive plans were adopted in fiscal year 1993 with restricted stock to be granted for awards earned each fiscal year. Accordingly, on June 30, 1994 and 1993 (the grant dates), the Corporation issued 59,660 shares and 55,376 shares, respectively, of restricted stock with an aggregate market value of $1,525,000 and $1,402,000, respectively. The awards of restricted stock for fiscal year 1994 vest 20.0% on each anniversary of the grant date, provided that the employee has completed the specified service requirement or, earlier if the employee dies or is permanently and totally disabled. Originally, such value of the restricted shares at June 30, 1993, was to be amortized to compensation expense over the ten-year vesting period from June 30, 1993. However, during fiscal year 1994, the incentive plans were amended so that such shares will now vest, as of June 30, 1994, over the next five years; therefore, shares granted under this 1993 plan will vest over a total period of six years. During fiscal year 1994, net forfeitures totaled 1,998 shares, or $51,000 applicable to deferred compensation. Deferred compensation on the unvested restricted stock totaled $1,525,000 and $955,000 at June 30, 1994 and 1993, respectively, and is recorded as a reduction of stockholders' equity at such respective dates. Such value of the restricted shares will be amortized to compensation expense over the next five-year vesting period. Compensation expense applicable to such incentive plans totaled $395,000 for fiscal year 1994.

During fiscal year 1991, 163,325 shares of restricted stock, with an aggregate market value totaling $538,000 at the dates of grant, were issued. Effective December 24, 1992, the restrictions on such restricted stock and related SARs were removed as a result of the rescission of the Bank's capital directive. Deferred compensation, equivalent to the market value of these restricted shares and related SARS, was amortized to compensation expense and totaled $2,222,000 and $588,000, respectively, for the fiscal years ended June, 1993 and 1992.

POSTRETIREMENT BENEFITS - On June 30, 1994, the APBO was adjusted by $59,000 to agree to the actuarially determined liability balance of $555,000 as of June 30, 1994. Such adjustment of $59,000, which represented benefit payment claims (net of retiree contributions) made on behalf of participants for the fiscal year, partially offset the charge of $95,000 to record the service cost relating to the benefits attributed to service during fiscal year 1994 and to interest cost on the APBO, resulting in a net charge to operations of $36,000 for the fiscal year ended June 30, 1994.

The assumed health care cost trend rate used in measuring the APBO as of July 1, 1993, was 10.0% for 1993 decreasing gradually until it reaches 5.0% in 2008, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the APBO as of June 30, 1994, by $82,000 and the aggregate of the interest cost and service cost components of the net periodic cost for fiscal year 1994 by $8,000. The assumed discount rate used in determining the APBO was 7.5%.

NOTE 22.  EXTRAORDINARY ITEMS:

During fiscal year 1992, the Bank recorded extraordinary items totaling $5,046,000 consisting of prepayment penalties and an extraordinary credit. The Bank prepaid $557,082,000 of short-term fixed-rate securities sold under agreements to repurchase in fiscal year 1992 resulting in prepayment penalties totaling $5,696,000, net of income tax benefits of $2,934,000. The extraordinary credit of $650,000 represented the utilization of tax credits carried forward that were not previously recognized for financial reporting purposes.

NOTE 23.  FINANCIAL INFORMATION (PARENT COMPANY ONLY):

CONDENSED STATEMENT OF FINANCIAL CONDITION
- --------------------------------------------------------------------------------------------------
                                                                                June 30,
ASSETS                                                                    1994           1993
- --------------------------------------------------------------------------------------------------
Cash                                                                  $    7,099     $    9,315
Other assets                                                               3,819          3,559
Equity in net assets of Commercial Federal Bank                          309,188        305,674
- --------------------------------------------------------------------------------------------------
  Total Assets                                                        $  320,106     $  318,548
- --------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------------------------
Liabilities:
 Subordinated notes                                                   $   40,250     $   40,250
 Other liabilities                                                           405            287
- --------------------------------------------------------------------------------------------------
  Total Liabilities                                                       40,655         40,537

Stockholders' Equity:
 Common stock                                                                128            127
 Additional paid-in capital                                              137,293        136,012
 Retained earnings                                                       142,030        141,872
- --------------------------------------------------------------------------------------------------
  Total Stockholders' Equity                                             279,451        278,011
- --------------------------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity                          $  320,106     $  318,548
- --------------------------------------------------------------------------------------------------

CONDENSED STATEMENT OF OPERATIONS
- -----------------------------------------------------------------------------------------------------------------

                                                                                     Year Ended June 30,
                                                                                  1994      1993       1992
- -----------------------------------------------------------------------------------------------------------------
Dividend income from the Bank                                                   $ 5,050   $  2,200   $     --
Interest income                                                                     370         --         --
Interest expense                                                                 (4,426)    (2,362)    (2,336)
Operating expenses                                                               (1,066)      (164)       (88)
- -----------------------------------------------------------------------------------------------------------------
Loss before equity in undistributed earnings (losses) of
 subsidiaries, income taxes, extraordinary items and cumulative
 effects of changes in accounting principles                                        (72)      (326)    (2,424)
Equity in undistributed earnings (losses) of subsidiaries                        (7,450)    29,913     43,885
- -----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary items and
 cumulative effects of changes in accounting principles                          (7,522)    29,587     41,461
Income tax benefit                                                               (1,877)    (1,191)      (824)
- -----------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items and cumulative effects of
 changes in accounting principles                                                (5,645)    30,778     42,285
Equity in extraordinary items of the Bank                                            --         --     (5,046)
- -----------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effects of changes in
 accounting principles                                                           (5,645)    30,778     37,239
Cumulative effect of change in accounting principle                                (198)        --         --
Equity in cumulative effects of changes in accounting
 principles of the Bank                                                           6,001         --         --
- -----------------------------------------------------------------------------------------------------------------
Net income                                                                      $   158   $ 30,778   $ 37,239
- -----------------------------------------------------------------------------------------------------------------

CONDENSED STATEMENT OF CASH FLOWS
- -------------------------------------------------------------------------------------------------------------------
                                                                                          Year Ended June 30,
                                                                                      1994       1993       1992
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                          $   158   $ 30,778   $ 37,239
Adjustments to reconcile net income to
 net cash provided (used) by operating activities:
  Cumulative effect of change in accounting principle                                   198         --         --
  Equity in cumulative effects of changes in
   accounting principles of the Bank                                                 (6,001)        --         --
  Equity in extraordinary items of the Bank                                              --         --      5,046
  Equity in earnings (losses) of subsidiaries                                         7,450    (29,913)   (43,885)
  Other items, net                                                                      336     (1,277)     1,282
- -------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                                1,983    (31,190)   (37,557)
- -------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by operating activities                               2,141       (412)      (318)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of stock of the Bank                                                        (5,000)   (58,450)        --
Other items                                                                            (244)       (17)       (10)
- -------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                         (5,244)   (58,467)       (10)
- -------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the exercise of stock options and other employee plans                    887      1,002        324
Issuance of subordinated notes, net                                                      --     38,841         --
Issuance of 4,025,000 shares of common stock                                             --     36,958         --
Issuance of common stock from warrants exercised                                         --      2,846         --
Payment of note payable                                                                  --    (11,600)        --
- -------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                        887     68,047        324
- -------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
Increase (decrease) in net cash position                                             (2,216)     9,168         (4)
Balance, beginning of year                                                            9,315        147        151
                                                                                    -------   --------   --------
Balance, end of year                                                                $ 7,099   $  9,315   $    147
- -------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest expense                                                                  $ 4,126    $ 1,983       $136
Income tax refunds, net of payments                                                  (1,100)    (1,237)        --
Non-cash investing activities:
  Increase to assets and liabilities for prior
   business combinations                                                                198         --         --
- -------------------------------------------------------------------------------------------------------------------

NOTE 24.  SEGMENT INFORMATION:
- ------------------------------

The Corporation and its subsidiaries operate primarily in the savings and loan and mortgage banking industries. Operations in the savings and loan industry
(Bank) involve a variety of traditional banking and financial services. Mortgage banking operations (mortgage banking) involve the origination and purchase of mortgage loans, sale of mortgage loans in the secondary mortgage market, servicing of mortgage loans, and the purchase and sale of rights to service mortgage loans.

Segment information at and for the fiscal years ended June 30 is summarized as follows:

- ---------------------------------------------------------------------------------------------

                                                           1994        1993        1992
- ---------------------------------------------------------------------------------------------
Interest income:
  Bank                                                   $358,744    $366,842    $408,354
  Mortgage banking                                          6,730       5,936       3,885
                                                         --------------------------------
    Total                                                 365,474     372,778     412,239
                                                         --------------------------------

Intersegment interest income:
  Bank                                                     (9,296)     (8,961)     (6,532)
  Mortgage banking                                          5,345       4,441       4,840
                                                         --------------------------------
                                                           (3,951)     (4,520)     (1,692)
Intersegment elimination                                    3,951       4,520       1,692
                                                         --------------------------------
    Total                                                      --          --          --
                                                         --------------------------------

Total interest income:
  Bank                                                    349,448     357,881     401,822
  Mortgage banking                                         12,075      10,377       8,725
  Intersegment elimination                                  3,951       4,520       1,692
                                                         --------------------------------
    Total                                                $365,474    $372,778    $412,239
- ---------------------------------------------------------------------------------------------

Other income:
  Bank - loan servicing fees                             $     78    $  1,282    $    892
  Bank - other income                                      18,355       6,691      46,164
  Mortgage banking - loan servicing fees                   20,348      15,788      14,118
  Mortgage banking - other income (loss)                   (6,441)       (484)      7,325
                                                         --------------------------------
    Total                                                  32,340      23,277      68,499
                                                         --------------------------------

Intersegment other income:
  Bank - loan servicing fees                                   --          --          --
  Bank - other income                                          --          --          --
  Mortgage banking - loan servicing fees                   11,428      10,993       8,386
  Mortgage banking - other income (loss)                       --          --          --
                                                         --------------------------------
                                                           11,428      10,993       8,386
  Intersegment elimination                                (11,428)    (10,993)     (8,386)
                                                         --------------------------------
    Total                                                      --          --          --
                                                         --------------------------------

Total other income:
  Bank - loan servicing fees                                   78       1,282         892
  Bank - other income                                      18,355       6,691      46,164
  Mortgage banking - loan servicing fees                   31,776      26,781      22,504
  Mortgage banking - other income (loss)                   (6,441)       (484)      7,325
  Intersegment elimination                                (11,428)    (10,993)     (8,386)
                                                         --------------------------------
    Total                                                $ 32,340    $ 23,277    $ 68,499
- ---------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------
                                                            1994          1993          1992

- -------------------------------------------------------------------------------------------------
Operating profit (1):
  Bank                                                $       86    $   37,995     $   51,029
  Mortgage banking                                        13,992        15,150         18,783
                                                      ---------------------------------------
                                                          14,078        53,145         69,812
  Less:
    General corporate expenses                             1,066           164             88
    Corporate interest expense                             4,426         2,362          2,336
                                                      ---------------------------------------
      Total                                           $    8,586    $   50,619     $   67,388
- -------------------------------------------------------------------------------------------------

(1) Operating profit is income before income taxes, extraordinary items and cumulative effects of changes in accounting principles. Operating profit for banking operations includes the effect of the intangible assets valuation adjustment totaling $52.7 million for fiscal year 1994, and includes gains on the sales of mortgage-backed securities and loan servicing rights totaling $45.7 million for fiscal year 1992.

- -------------------------------------------------------------------------------------------------

Identifiable assets:
  Bank                                                $5,404,358    $4,783,149     $4,554,163
  Mortgage banking                                       123,352       109,934         92,486
  Eliminations                                            (6,350)      (21,721)        (5,653)
                                                      ---------------------------------------
    Total                                             $5,521,360    $4,871,362     $4,640,996
- -------------------------------------------------------------------------------------------------

Additions to premises and equipment:
  Bank                                                $    2,659    $   1,293      $    1,502
  Mortgage banking                                           381          885             164
                                                      ---------------------------------------
    Total                                             $    3,040    $   2,178      $    1,666
- -------------------------------------------------------------------------------------------------

Depreciation and amortization:
  Bank                                                $    3,848    $   3,804      $    4,202
  Mortgage banking                                           420          339             271
                                                      ---------------------------------------
    Total                                             $    4,268    $   4,143      $    4,473
- -------------------------------------------------------------------------------------------------

During fiscal year 1994, the mortgage banking operations expanded its loan program whereby certain costs normally paid by the borrower were paid by the mortgage banking operations in return for a higher interest rate charged on the loan to the borrower. The mortgage banking operations sold loans to the Bank at par and incurred losses equal to expenses paid for borrowers net of fees collected. Losses approximating $5,900,000 were incurred during fiscal year 1994 with gains on sales of sales to the Bank approximating $179,000 and $106,000 for the fiscal years ended June 30, 1993 and 1992, respectively.

- --------------------------------------------------------------------------------

Purchased mortgage loan servicing rights are included in the Consolidated Statement of Financial Condition under the caption "Prepaid expenses and other assets." The activity of purchased mortgage loan servicing rights at June 30 is summarized as follows:

- -------------------------------------------------------------------------------------------------

                                                         1994          1993           1992

- -------------------------------------------------------------------------------------------------
Beginning balance                                    $   33,854    $   18,750     $   21,541
Purchases of mortgage loan servicing rights               7,637        20,872          7,101
Sale of mortgage loan servicing rights                       --            --         (6,007)
Amortization expense                                     (7,548)       (5,768)        (3,885)
- -------------------------------------------------------------------------------------------------
Ending balance                                       $   33,943    $   33,854     $   18,750
- -------------------------------------------------------------------------------------------------

At June 30, 1994, the mortgage banking operations had outstanding commitments to purchase mortgage loan servicing rights totaling $1,557,000. The Bank had no commitments to purchase at June 30, 1993.

Effective January 31, 1992, the mortgage banking operations sold approximately $950,000,000 of its mortgage loan servicing portfolio resulting in a pre-tax gain from such sale of $8,376,000. The actual transfer of the servicing on approximately 16,800 first mortgage loans was completed in April 1992. At June 30, 1994, the amount of loans serviced by the mortgage banking operations totaled approximately $7,024,800,000 (including approximately $2,982,500,000 for the Bank).

NOTE 25.  QUARTERLY FINANCIAL DATA (UNAUDITED):

- -----------------------------------------------------------------------------------------------------------------------
                                                                                  Quarter Ended
                                                               June 30     March 31     December 31   September 30

- -----------------------------------------------------------------------------------------------------------------------
FISCAL 1994:
Total interest income                                         $ 93,426      $91,685      $ 90,729      $ 89,634
Net interest income                                             32,160       32,533        30,122        30,709
Provision for loan losses                                       (1,508)      (1,509)       (1,508)       (1,508)
Gain (loss) on sales of securities and loans                       101         (510)         (257)          158
Intangible assets valuation adjustment                         (52,703)          --            --            --
Income (loss) before cumulative effects of changes
  in accounting principles                                     (32,811)       9,697         9,070         8,399
Cumulative effects of changes in accounting principles              --           --            --         5,803
Net income (loss)                                              (32,811)       9,697         9,070        14,202

Earnings (loss) per share (fully diluted):
  Income (loss) before cumulative effects of changes
    in accounting principles                                     (2.54)         .75           .70           .65
  Cumulative effects of changes in accounting principles            --           --            --           .45
  Net income (loss)                                              (2.54)         .75           .70          1.10
- -----------------------------------------------------------------------------------------------------------------------

FISCAL 1993:
Total interest income                                         $ 90,586      $92,871      $ 94,613      $ 94,708
Net interest income                                             29,515       30,395        30,094        26,306
Provision for loan losses                                       (1,161)      (1,594)       (1,529)       (1,451)
Loss on sales of securities and loans                              (81)        (187)         (339)          (40)
Net income                                                       9,211        8,317         7,272         5,978

Earnings per share (fully diluted)                                 .72          .65           .58           .48
- -----------------------------------------------------------------------------------------------------------------------

FISCAL 1992:
Total interest income                                         $ 95,848      $99,274      $107,611      $109,506
Net interest income                                             22,993       24,067        22,941        15,048
Provision for loan losses                                       (1,268)      (1,709)       (3,210)       (1,194)
Gain on sales of securities, loans and loan
  servicing rights                                                  82        7,853        32,010         6,822
Income before extraordinary items                                4,476       10,042        23,683         4,084
Extraordinary items                                                 --           --        (3,732)       (1,314)
Net income                                                       4,476       10,042        19,951         2,770

Earnings (loss) per share (fully diluted):
  Income before extraordinary items                                .53         1.20          2.99           .51
  Extraordinary items                                               --           --          (.47)         (.16)
  Net income                                                       .53         1.20          2.52           .35
- -----------------------------------------------------------------------------------------------------------------------

NOTE 26.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS No. 107), requires that the Corporation disclose estimated fair value amounts of its financial instruments. It is management's belief that the fair values presented below are reasonable based on the valuation techniques and data available to the Corporation as of June 30, 1994 and 1993, as more fully described in the following table. It should be noted that the operations of the Corporation are managed from a going concern basis and not a liquidation basis. As a result, the ultimate value realized for the financial instruments presented could be substantially different when actually recognized over time through the normal course of operations. Additionally, a substantial portion of the Corporation's inherent value is the Bank's capitalization and franchise value. Neither of these components have been given consideration in the presentation of fair values which follow.

The following presents the carrying value and fair value of the specified assets and liabilities held by the Corporation at June 30, 1994 and 1993. This information is presented solely for compliance with SFAS No. 107 and is subject to change over time based on a variety of factors.

- -----------------------------------------------------------------------------------------------------------------------
                                                               1994                            1993
                                                     -------------------------       -------------------------
                                                      Carrying          Fair          Carrying          Fair
                                                        Value           Value           Value           Value
- -----------------------------------------------------------------------------------------------------------------------
SELECTED ASSETS
- -----------------------------------------------------------------------------------------------------------------------

Cash (including short-term investments)              $   21,208      $   21,208      $   33,504      $   33,504
Investment securities                                   280,600         273,601         247,846         257,206
Mortgage-backed securities                            1,305,434       1,252,470         892,361         910,148
Loans receivable, net                                 3,592,938       3,560,633       3,354,679       3,469,646
Federal Home Loan Bank stock                             90,913          90,913          92,835          92,835
- -----------------------------------------------------------------------------------------------------------------------

SELECTED LIABILITIES
- -----------------------------------------------------------------------------------------------------------------------

Deposits:
    Passbook accounts                                   468,308         468,308         212,801         212,801
    Market rate savings accounts                        220,250         220,250         168,405         168,405
    NOW checking accounts                               254,442         254,442         236,335         236,335
    Certificates of deposit                           2,412,597       2,392,546       1,773,892       1,796,328
                                                     ----------      ----------      ----------      ----------
      Total deposits                                  3,355,597       3,335,546       2,391,433       2,413,869

Advances from Federal Home Loan Bank                  1,524,516       1,486,895       1,853,779       1,895,122
Securities sold under agreements to repurchase          157,432         158,188         154,862         159,824
Other borrowings                                         59,740          62,476          70,066          83,676
- -----------------------------------------------------------------------------------------------------------------------

OFF-BALANCE SHEET INSTRUMENTS
- -----------------------------------------------------------------------------------------------------------------------

Interest rate swap agreements                                --          (9,318)             --         (12,870)
Commitments                                                  --              --              --              --
- -----------------------------------------------------------------------------------------------------------------------

The following sets forth the methods and assumptions used in determining the fair value estimates for the Corporation's financial instruments at June 30, 1994 and 1993.

Cash and short-term investments: The book value of cash and short-term investments is assumed to approximate the fair value of such assets.

Investment securities: Quoted market prices or dealer quotes were used to determine the fair value of investment securities.

Mortgage-backed securities: For mortgage-backed securities held for sale and held for investment the Bank has utilized quotes for similar or identical securities in an actively traded market, where such a market exists, or has obtained quotes from independent security brokers to determine the fair value of such assets.

Loans receivable: The fair value of loans receivable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities. When using the discounting method to determine fair value, loans were gathered by homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers as of June 30, 1994 and 1993, respectively. The fair value of loans held for sale is determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis. In addition, when computing the estimated fair value for all loans, allowances for loan losses have been subtracted from the calculated fair value for consideration of credit issues.

Federal Home Loan Bank stock: The fair value of such stock approximates book value since the Bank is able to redeem this stock with the Federal Home Loan Bank at par value.

Deposits: The fair value of savings deposits were determined as follows: (i) for passbook accounts, market rate savings accounts and NOW checking accounts, since such deposits are immediately withdrawable, fair value is determined to approximate the carrying value (the amount payable on demand); (ii) for certificates of deposit, the fair value has been estimated by discounting expected future cash flows by the current rates as of June 30, 1994 and 1993, offered on certificates of deposit with similar maturities. In accordance with SFAS No. 107, no value has been assigned to the Bank's long-term relationships with its deposit customers (core value of deposits intangible) since such intangible is not a financial instrument as defined under SFAS No. 107.

Advances from Federal Home Loan Bank: The fair value of such advances was estimated by discounting the expected future cash flows using current interest rates as of June 30, 1994 and 1993, for advances with similar terms and remaining maturities.

Securities sold under agreements to repurchase: The fair value of securities sold under agreements to repurchase was estimated by discounting the expected future cash flows using derived interest rates approximating market as of June 30, 1994 and 1993, over the contractual maturity of such borrowings.

Other borrowings: Subordinated notes with a carrying value of $40.25 million is included in other borrowings with the fair value of such notes based on a dealer quoted market price as of June 30, 1994 and 1993. The fair value of other borrowings, excluding the subordinated notes, was estimated by discounting the expected future cash flows using derived interest rates approximating market as of June 30, 1994 and 1993, over the contractual maturity of such other borrowings.

Commitments: The commitments to originate and purchase loans have terms that are consistent with current market terms. Accordingly, the Bank estimates that the face amount of these commitments approximates carrying value.

Interest rate swap agreements: The fair value of interest rate swap agreements is the estimated amount that would be paid to terminate the swap agreements at June 30, 1994 and 1993, respectively, taking into consideration current interest rates as of June 30, 1994 and 1993.

Limitations: It must be noted that fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. Additionally, fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, customer relationships and the value of assets and liabilities that are not considered financial instruments. These estimates do not reflect any premium or discount that could result from offering the Corporation's entire holdings of a particular financial instrument for sale at one time. Furthermore, since no market exists for certain of the Corporation's financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with a high level of precision. Changes in assumptions as well as tax considerations could significantly affect the estimates. Accordingly, based on the limitations described above, the aggregate fair value estimates as of June 30, 1994 and 1993, are not intended to represent the underlying value of the Corporation, on either a going concern or a liquidation basis.

NOTE 27.  CURRENT ACCOUNTING PRONOUNCEMENTS:


Accounting by Creditors for Impairment of a Loan:

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114) entitled "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 addresses the accounting by creditors for impairment of certain loans and applies to all creditors and to all loans, whether or not collateralized, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms. Such statement does not apply to large groups of smaller balance homogeneous loans that are measured at fair value or lower of cost or fair value, leases, and debt securities.

SFAS No. 114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium, or discount existing at the inception or acquisition of the loan. SFAS No. 114 also amends SFAS No. 5, "Accounting for Contingencies," to clarify that a creditor should evaluate the collectibility of both contractual interest and principal of all receivables when assessing the need to accrue a loss. Additionally, SFAS No. 114 amends SFAS No. 15, on troubled debt restructuring involving a modification of terms in accordance with this statement.

SFAS No. 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994, or effective as of July 1, 1995, for the Corporation. However, the Corporation will implement the provisions of this statement as of July 1, 1994, and does not believe that such implementation will have a material adverse effect on its financial position or results of operations.

Accounting for Certain Investments in Debt and Equity Securities:

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115) entitled "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (i) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings; and (iii) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

SFAS No. 115 is effective for financial statements issued for fiscal years beginning after December 15, 1993, or effective as of July 1, 1994, for the Corporation. The implementation of the provisions of SFAS No. 115 will not have a material adverse effect on the Corporation's financial position or results of operations.



NOTE 28.  SUBSEQUENT EVENT - ACQUISITION OF HOME FEDERAL SAVINGS AND LOAN:

On July 15, 1994, the Bank consummated the acquisition of Home Federal Savings and Loan (Home Federal) which has two branches in Ada, Oklahoma. The cash purchase price totaled approximately $9,016,000 (purchase price of $38.17 per share to acquire all 236,212 shares of Home Federal's issued and outstanding common stock). At June 30, 1994, Home Federal had total assets approximating $99,700,000, total deposits approximating $87,100,000 and stockholders' equity approximating $8,700,000. This acquisition will be accounted for as a purchase with the fair value of the assets and liabilities yet to be determined. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years and goodwill, if any, will be amortized on a straight line basis over a period not to exceed 20 years.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS
- --------------------------------------------------------------------------------

Commercial Federal Corporation

Management of Commercial Federal Corporation (the Corporation) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements and all other information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed judgements and estimates made by Management.

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting in conformity with both generally accepted accounting principles and the Office of Thrift Supervision instructions for Thrift Financial Reports. The internal control structure contains monitoring mechanisms and actions are taken to correct any deficiencies identified.

There are inherent limitations in the effectiveness of any structure of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statements preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

Management assessed the Corporation's internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and Thrift Financial Report instructions as of June 30, 1994. This assessment was based on the criteria for effective internal control described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, Management believes that the Corporation maintained an effective internal control structure over financial reporting as of June 30, 1994.



/s/ William A. Fitzgerald                    /s/ James A. Laphen

William A. Fitzgerald                        James A. Laphen
President and                                Executive Vice President
Chief Executive Officer                      and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Commercial Federal Corporation
Omaha, Nebraska


We have audited the accompanying consolidated statements of financial condition of Commercial Federal Corporation and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Federal Corporation and subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1994 the Corporation changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, its method of accounting for postretirement benefits to conform with Statement of Financial Accounting Standards No. 106 and its method of accounting for intangible assets.


/s/ Deloitte and Touche LLP

August 31, 1994
Omaha, Nebraska

INVESTOR INFORMATION


CORPORATE HEADQUARTERS

Commercial Federal Corporation
Commercial Federal Tower
2120 South 72nd Street
Omaha, Nebraska 68124

GENERAL COUNSEL

Fitzgerald, Schorr, Barmettler & Brennan
1000 Woodmen Tower
Omaha, Nebraska 68102

WASHINGTON COUNSEL

Housley Goldberg Kantarian & Bronstein, P.C.
1220 19th Street N.W.
Suite 700
Washington, D.C. 20036

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2000 First National Center
Omaha, Nebraska 68102

SHAREHOLDER SERVICES AND INVESTOR RELATIONS

Shareholders desiring to change the address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Transfer Agent
Chemical Bank/GeoServe
Stock Transfer Department
P.O. Box 24935
Church Street Station
New York, New York 10249
(800) 851-9677

Analysts, investors and others seeking a copy of the Form 10-K without charge or other financial information should contact:

Investor Relations Department
Commercial Federal Corporation
2120 South 72nd Street
Omaha, Nebraska 68124
Phone (402) 390-6553

ANNUAL MEETING OF SHAREHOLDERS

  The annual meeting of shareholders will convene at 10:00 a.m. on Tuesday, November 15, 1994. The meeting will be held at the Holiday Inn Central Convention Centre, 3321 South 72nd Street, Omaha, Nebraska, in the "Holiday C" Meeting Room. Further information with regard to this meeting can be found in the proxy statement.

STOCK LISTING

  Commercial Federal Corporation's common stock is traded on the Nasdaq National Market using the common stock symbol "CFCN." The Wall Street Journal publishes daily trading information for the stock under the abbreviation "Comrcl Fed" in the National Market Listing.

EXECUTIVE OFFICERS OF THE CORPORATION

ROBERT F. KROHN
Chairman of the Board

WILLIAM A. FITZGERALD
President and Chief Executive Officer

JAMES A. LAPHEN
Executive Vice President,
Secretary and Treasurer

GARY L. MATTER
Senior Vice President,
Controller and Assistant Secretary


SENIOR MANAGEMENT OF THE BANK AND SUBSIDIARIES

RONALD A. AALSETH                                 KEVIN C. PARKS
Vice President of the Bank and                    First Vice President
President of Commercial Federal                   Internal Audit
Investment Services Inc., and
Commercial Federal Insurance Corp.                THOMAS N. PERKINS
                                                  First Vice President
MARGARET E. ASH                                   Acquisitions and Expansion
First Vice President
Retail Operations                                 TERRY A. TAGGART
                                                  Senior Vice President
MICHAEL C. BRUGGEMAN                              Corporate Retail
First Vice President
Human Resources                                   GARY D. WHITE
                                                  First Vice President
DAVID E. GUNTER, JR.                              Residential Mortgage Lending
First Vice President of the Bank and
President of Commercial Federal Service Corp.     DENNIS R. ZIMMERMAN
                                                  First Vice President
JOHN L. LAUGHLIN                                  Information Systems
First Vice President
Consumer Lending

ROGER L. LEWIS
First Vice President
Marketing

JOHN J. MALONEY
Senior Vice President
Specialized Lending

JOY J. NARZISI
First Vice President
Treasurer

BRANCH LOCATIONS

NEBRASKA                                       Englewood
                                               3531 S. Logan Street, Suite A
Omaha
1912 Harney Street                             Greeley
4724 S. 24th Street                            1111 11th Street
4503 N. 30th Street
3605 "Q" Street                                Jefferson County (South)
4444 Farnam Street                             9111 W. Bowles Avenue (Southwest Plaza)
5007 Grover Street
5901 N.W. Radial Highway (Benson)              Lakewood
1818 S. 72nd Street                            7077 W. Alameda (Villa Italia)
8510 Dodge Street                              10425 W. Colfax (Westland Mall)
3520 N. 90th Street
4860 S. 96th Street                            Longmont
12255 W. Center Road                           700 5th Avenue (Downtown)
13737 "Q" Street
11910 Stonegate Circle                         Loveland
                                               303 E. 6th Street
Beatrice
633 N. 6th Street                              Northglenn
                                               10393 N. Huron Street
Bellevue
505 Galvin Road                                Wheat Ridge
                                               7575 W. 44th Avenue
Fremont
1330 E. 23rd Street
                                               OKLAHOMA
Grand Island
3301 W. State Street                           Oklahoma City
                                               5757 N.W. Expressway
Kearney                                        5603 N. Pennsylvania (Penn Plaza)
4407 Second Street                             12401 N. May (Quail Creek)
                                               5401 N.W. 23rd (Windsor Hills)
LaVista/Papillion
8125 S. 84th Street                            Ada
                                               301 S. Broadway
Lincoln                                        606 E. Main
1314 "O" Street
5555 "O" Street                                Ardmore
2103 S. 16th Street (Central Park)             321 N. Commerce
3045 N. 70th Street (70th  Adams)
                                               Bartlesville
Norfolk                                        100 S.E. 4th
602 Norfolk Avenue
                                               Cushing
North Platte                                   323 E. Broadway
301 W. Fourth Street
                                               Enid
South Sioux City                               701 W. Broadway
1001 Dakota Avenue

COLORADO                                       Ponca City
                                               400 E. Central
Denver                                         1417 E. Hartford
600 17th Street
3102 S. Sheridan Boulevard (Bear Valley)       Tulsa
2 Steele Street (Cherry Creek)                 6100 E. 51st (Southeast)
7995 E. Hampden Avenue (Tamarac Square)        2201 E. 21st (Utica)
2700 S. Colorado Boulevard (University Hills)
330 S. Dayton Street (Windsor Gardens)         Seminole
                                               1907 N. Milt Phillips
Arapahoe County (South)
7310 E. Arapahoe Road (Arapahoe Plaza)
6941 S. University (Southglenn Mall)           KANSAS

Arvada                                         Kansas City
7355 Ralston Road, Building 1                  13080 W. 87th Parkway (Lenexa)
                                               6263 Nall Avenue (Mission)
Aurora
700 S. Abilene Street (Aurora Mall)            Iola
                                               120 E. Madison
Broomfield
One Garden Center                              Lyndon
                                               730 Topeka Avenue

                                               Ottawa
                                               700 S. Main Street

                        (Commercial Federal logo here)

                              Commercial Federal
                                  Corporation

                            2120 South 72nd Street
                             Omaha, Nebraska 68124

                                                                      Exhibit 13

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


              For the Quarterly period ended  September 30, 1994
                                             --------------------

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
[_]    EXCHANGE ACT OF 1934


For the transition period from _________ to _________

Commission file number 0-13082
                       -------

                        COMMERCIAL FEDERAL CORPORATION
             ----------------------------------------------------
            (Exact name of registrant as specified in its charter)

           NEBRASKA                                             47-0658852
- --------------------------------                           ---------------------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

2120 SOUTH 72ND STREET, OMAHA NEBRASKA                            68124
- ----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)

                                (402) 554-9200
             ----------------------------------------------------
             (Registrant's telephone number, including area code)

                                 Not Applicable
- --------------------------------------------------------------------------------
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  YES  X   NO
                                        ---     ---

                     APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.


         Class                                 Outstanding at November 8, 1994
- -----------------------------                 ---------------------------------
Common Stock, $0.01 Par Value                          12,801,862 Shares

                    This document is comprised of 32 pages.

                   The exhibit index is located on page 31.

                         COMMERCIAL FEDERAL CORPORATION
                         ------------------------------

                                   FORM 10-Q
                                   ---------

                                     INDEX
                                     -----

                                                                       Page No.
                                                                      ----------
Part I.    Financial Information
           ---------------------
           Item 1.  Financial Statements:

                Consolidated Statement of Financial Condition as of
                  September 30, 1994, and June 30, 1994                       3

                Consolidated Statement of Operations for the Three
                  Months Ended September 30, 1994 and 1993               4 -  5

                Consolidated Statement of Cash Flows for the
                  Three Months Ended September 30, 1994 and 1993         6 -  7

                Notes to Consolidated Financial Statements               8 - 13

           Item 2.  Management's Discussion and Analysis of Financial
                    Condition and Results of Operations                 14 - 28

Part II.   Other Information
           -----------------

           Item 6.  Exhibits and Reports on Form 8-K                         29



Signature Page                                                               30

                         PART I.  FINANCIAL INFORMATION
                         ------------------------------
                         Item 1.  Financial Statements
                         -----------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                  (Unaudited)

- ----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                          September 30,         June 30,
                                                                                     1994               1994
ASSETS
- ----------------------------------------------------------------------------------------------------------------
Cash (including short-term investments of $1,900 and $500)                       $   30,286        $   21,208
Investment securities available for sale, at fair value                              15,070                --
Mortgage-backed securities available for sale, at fair value                         13,843            12,171
Loans held for sale (fair value of $82,519 and $74,321)                              82,519            74,321
Investment securities held to maturity (fair value of $274,936
  and $273,601)                                                                     285,370           280,600
Mortgage-backed securities held to maturity (fair value of
  $1,273,121 and $1,240,299)                                                      1,334,551         1,293,263
Loans receivable, net of allowances of $44,021 and $42,720                        3,651,863         3,518,617
Federal Home Loan Bank stock                                                         92,584            90,913
Interest receivable, net of reserves of $394 and $406                                33,818            34,621
Real estate                                                                          15,377            16,011
Premises and equipment                                                               57,948            54,534
Prepaid expenses and other assets                                                    57,981            57,896
Goodwill and core value of deposits, net of accumulated
  amortization of $117,680 and $104,115                                              54,504            67,185
- ----------------------------------------------------------------------------------------------------------------

     Total Assets                                                                $5,725,714        $5,521,340
- ----------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------

Liabilities:
  Deposits                                                                       $3,421,742        $3,355,597
  Advances from Federal Home Loan Bank                                            1,768,286         1,524,516
  Securities sold under agreements to repurchase                                     61,450           157,432
  Other borrowings                                                                   58,303            59,740
  Interest payable                                                                   27,620            26,076
  Other liabilities                                                                 108,099           118,528
- ----------------------------------------------------------------------------------------------------------------

     Total Liabilities                                                            5,445,500         5,241,889
- ----------------------------------------------------------------------------------------------------------------

Commitments and contingencies                                                            --                --

Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares authorized;
     none issued                                                                         --                --
  Common stock, $.01 par value; 25,000,000 shares authorized;
     12,797,296 and 12,783,684 shares issued and outstanding                            128               128
  Additional paid-in capital                                                        137,673           137,293
  Unrealized holding loss on securities available for sale, net                        (124)               --
  Retained earnings, substantially restricted                                       142,537           142,030
- ----------------------------------------------------------------------------------------------------------------

     Total Stockholders' Equity                                                     280,214           279,451
- ----------------------------------------------------------------------------------------------------------------

     Total Liabilities and Stockholders' Equity                                  $5,725,714        $5,521,340
- ----------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)

- -----------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                                      Three Months Ended
                                                                                     September 30,
                                                                                ----------------------
                                                                                   1994         1993
- -----------------------------------------------------------------------------------------------------------
Interest Income:
  Loans receivable                                                              $ 72,838     $ 70,332
  Mortgage-backed securities                                                      19,201       13,241
  Investment securities                                                            6,061        6,061
- -----------------------------------------------------------------------------------------------------------
     Total interest income                                                        98,100       89,634

Interest Expense:
  Deposits                                                                        38,365       28,000
  Advances from Federal Home Loan Bank                                            23,206       26,691
  Securities sold under agreements to repurchase                                   1,688        2,404
  Other borrowings                                                                 1,666        1,830
- -----------------------------------------------------------------------------------------------------------
     Total interest expense                                                       64,925       58,925

Net Interest Income                                                               33,175       30,709
Provision for Loan Losses                                                         (1,508)      (1,508)
- -----------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                               31,667       29,201

Other Income (Loss):
  Loan servicing fees                                                              5,234        5,090
  Retail fees and charges                                                          2,160        1,846
  Real estate operations                                                            (588)        (888)
  Gain (loss) on sales of loans                                                     (280)         158
  Other operating income                                                           1,451        1,515
- -----------------------------------------------------------------------------------------------------------
     Total other income                                                            7,977        7,721

Other Expense:
  General and administrative expenses:
   Compensation and benefits                                                       8,409        6,394
   Occupancy and equipment                                                         4,323        4,184
   Regulatory insurance and assessments                                            2,082        1,746
   Advertising                                                                     1,063          822
   Other operating expenses                                                        4,390        5,146
- -----------------------------------------------------------------------------------------------------------
     Total general and administrative expenses                                    20,267       18,292
  Amortization of goodwill and core value of deposits                              2,886        2,932
  Accelerated amortization of goodwill                                            10,679           --
- -----------------------------------------------------------------------------------------------------------
     Total other expense                                                          33,832       21,224

Income Before Income Taxes and Cumulative
     Effects of Changes in Accounting Principles                                   5,812       15,698
Provision for Income Taxes                                                         5,305        7,299
- -----------------------------------------------------------------------------------------------------------

Income Before Cumulative Effects of Changes
     in Accounting Principles                                                        507        8,399
- -----------------------------------------------------------------------------------------------------------

Cumulative Effects of Changes in Accounting Principles:
  Change in method of accounting for income taxes                                     --        6,139
  Postretirement benefits, net of income tax benefit of $183                          --         (336)
- -----------------------------------------------------------------------------------------------------------

     Total cumulative effects of changes in accounting principles                     --        5,803
- -----------------------------------------------------------------------------------------------------------

Net Income                                                                      $    507     $ 14,202
- -----------------------------------------------------------------------------------------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
                                  (Unaudited)

- -----------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                                          Three Months Ended
                                                                                          September 30,
                                                                                 -------------------------------
                                                                                    1994                1993
- -----------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share:
- -----------------------------------------------------------------------------------------------------------------------

Income before cumulative effects of changes in
  accounting principles                                                            $    .04          $    .65
                                                                                  ---------          --------
Cumulative effects of changes in accounting principles:
  Changes in method of accounting for income taxes                                       --               .48
  Postretirement benefits, net of income tax benefit                                     --              (.03)
                                                                                  ---------          --------
         Total                                                                           --               .45
- -----------------------------------------------------------------------------------------------------------------------
Net income                                                                         $    .04          $   1.10
- -----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

               COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

- ----------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                         Three Months Ended
                                                                                   September 30,
                                                                             -----------------------
                                                                               1994          1993
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                  $     507   $  14,202
Adjustments to reconcile net income to net cash provided (used)
 by operating activities:
  Accelerated amortization of goodwill                                         10,679          --
  Cumulative effects of changes in accounting principles                           --      (5,803)
  Provisions for loss on loans and real estate                                  1,683       2,059
  Depreciation and amortization                                                 1,132       1,022
  Accretion of deferred discounts and fees                                     (1,803)     (2,994)
  Amortization of goodwill and core value of deposits                           2,886       2,932
  Amortization of premiums                                                       (666)      2,064
  Loss (gain) on sales of loans                                                   280        (158)
  (Gain) loss on sale of real estate                                             (118)        334
  Proceeds from the sale of loans                                             139,232     142,917
  Origination of loans for resale                                             (16,335)    (43,488)
  Purchase of loans for resale                                               (152,167)    (93,585)
  Decrease in interest receivable                                               1,612       3,666
  Increase in interest payable                                                  1,381       3,326
  (Decrease) increase in other liabilities                                    (11,691)      9,972
  Other items, net                                                              3,019     (20,564)
                                                                            ---------   ---------
     Total adjustments                                                        (20,876)      1,700
                                                                            ---------   ---------
        Net cash provided (used) by operating activities                      (20,369)     15,902
- ----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of loans                                                         (215,748)   (111,750)
  Principal repayments of loans and mortgage-backed securities                203,635     308,077
  Origination of loans                                                        (83,391)   (144,343)
  Proceeds from sale of mortgage-backed securities                             20,210          --
  Purchases of mortgage-backed securities                                      (6,869)     (9,397)
  Acquisition of deposits and related assets                                   (6,338)         --
  Purchases of premises and equipment, net                                     (3,907)       (712)
  Purchases of mortgage servicing rights                                       (2,036)       (949)
  Proceeds from sale of real estate                                             1,826       3,735
  Maturities and repayments of investment securities                              706      18,928
  Payments to acquire real estate                                                 (93)       (470)
                                                                            ---------   ---------
        Net cash provided (used) by investing activities                      (92,005)     63,119
- ----------------------------------------------------------------------------------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
                                  (Unaudited)

- --------------------------------------------------------------------------------------------
(Dollars in Thousands)                                             Three Months Ended
                                                                     September 30,
                                                                ----------------------------
                                                                  1994          1993
- --------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in deposits                              $ (21,341)      $  69,644
  Proceeds from Federal Home Loan Bank advances                  346,220         229,350
  Repayment of Federal Home Loan Bank advances                  (105,983)       (371,659)
  Decrease in securities sold under agreements to repurchase     (95,982)             --
  Repayment of other borrowings                                   (1,547)         (2,140)
  Other items, net                                                    85              71
                                                               ---------       ---------
        Net cash provided (used) by financing activities         121,452         (74,734)
- -------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
  Increase in net cash position                                    9,078           4,287
  Balance, beginning of year                                      21,208          33,504
                                                               ---------       ---------
  Balance, end of period                                       $  30,286       $  37,791
                                                               =========       =========
- -------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest expense                                             $  63,391       $  55,591
  Income taxes, net                                                  138           3,409
Non-cash investing and financing activities:
  Loans exchanged for mortgage-backed securities                  66,025          88,732
  Loans transferred to real estate                                   416           1,752
  Loans to facilitate the sale of real estate                         --           1,471
- -------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                        COMMERCIAL FEDERAL CORPORATION
                        ------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

            AS OF AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1994
            -------------------------------------------------------
                                  (UNAUDITED)


A.  BASIS OF CONSOLIDATION AND PRESENTATION:
    ----------------------------------------

The unaudited consolidated financial statements are prepared on an accrual basis and include the accounts of Commercial Federal Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Federal Bank, a Federal Savings Bank (the Bank), and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The accompanying interim consolidated financial statements have not been audited by independent auditors. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments except for the amortization of goodwill for fiscal year 1995 and the cumulative effects of changes in accounting principles for fiscal year 1994) considered necessary to fairly present the financial statements have been included. The consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Corporation's June 30, 1994, audited Annual Report to Stockholders. The results of operations for the three month period ended September 30, 1994, are not necessarily indicative of the results which may be expected for the entire fiscal year 1995. Certain amounts in the prior fiscal year period have been reclassified for comparative purposes.


B.  IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS:
    ------------------------------------------------

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES:

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115) entitled "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (i) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings; and (iii) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Corporation implemented the provisions of this statement as of July 1, 1994, by classifying mortgage-backed securities totaling $12,171,000 as of June 30, 1994, from "held for sale" to "available for sale." Market value adjustments subsequent to June 30, 1994, have been recorded as a separate component of stockholders' equity entitled "unrealized holding loss on securities available for sale, net."

    ------------------------------------------------------------

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (CONTINUED):

As of September 30, 1994, the Bank had mortgage-backed securities totaling $11,275,000 classified as "available for sale" with a corresponding reduction in stockholders' equity totaling $124,000 (net of a deferred income tax benefit of approximately $69,000). The Bank also had acquired mortgage-backed and investment securities in the acquisition of Home Federal Savings and Loan and classified such securities as available for sale. As of September 30, 1994, these mortgage-backed and investment securities totaled approximately $2,568,000 and $15,070,000, respectively. At September 30, 1994, the Corporation had investment and mortgage-backed securities classified as "held to maturity" totaling $285,370,000 and $1,334,551,000, respectively. No securities were classified as "trading" at September 30, 1994.

ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN:

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114) entitled "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 addresses the accounting by creditors for impairment of certain loans and applies to all creditors and to all loans, whether or not collateralized, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms. Such statement does not apply to large groups of smaller balance homogeneous loans that are measured at fair value or lower of cost or fair value, leases, and debt securities.

SFAS No. 114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral. SFAS No. 114 also amends SFAS No. 5, "Accounting for Contingencies," to clarify that a creditor should evaluate the collectibility of both contractual interest and principal of all receivables when assessing the need to accrue a loss. Additionally, SFAS No. 114 amends SFAS No. 15, on troubled debt restructuring involving a modification of terms in accordance with this statement.

The Corporation implemented the provisions of this statement as of July 1, 1994, with such implementation having no material adverse effect on its financial position or results of operations.

C.  REGULATORY CAPITAL:
    -------------------

At September 30, 1994, the Bank's estimates of its capital amounts and the capital levels required under Office of Thrift Supervision (OTS) capital regulations are as follows:

- -----------------------------------------------------------------------------------

(Dollars in Thousands)                           Actual       Requirement        Excess
- ----------------------                         ----------     -----------      ----------
Bank's Stockholder's Equity                    $ 310,601
Less intangibles including goodwill             ( 48,443)
Less phase-out of investment
  in non-includable subsidiary                  (    967)
                                               ----------     -----------      ---------
Tangible Capital                               $ 261,191      $    85,127      $ 176,064
                                               =========      ===========      =========
TANGIBLE CAPITAL TO ADJUSTED ASSETS (1)            4.60%            1.50%          3.10%
                                               =========      ===========      =========
- -----------------------------------------------------------------------------------------
Tangible Capital                               $ 261,191
Plus qualifying supervisory goodwill (2)          10,679
Plus certain restricted amounts
  of other intangible assets                      30,181
                                               ----------     -----------      ---------
Core Capital (Tier 1 Capital)                  $ 302,051      $   171,159      $ 130,892
                                               =========      ===========      =========
CORE CAPITAL TO ADJUSTED ASSETS (3)                5.29%            3.00%          2.29%
                                               =========      ===========      =========
- -----------------------------------------------------------------------------------------
Core Capital                                   $ 302,051
Plus general loan loss allowances                 27,312
Less that portion of land loans and
  non-residential construction loans
  in excess of an 80.0% loan-to-value ratio     (  1,050)
                                               ----------     -----------      ---------
RISK-BASED CAPITAL (TOTAL CAPITAL)             $ 328,313      $   202,420      $ 125,893
                                               =========      ===========      =========
RISK-BASED CAPITAL TO
   RISK WEIGHTED ASSETS (2) (4)                   12.98%            8.00%          4.98%
                                               =========      ===========      =========

- -------------------------------------------------------------------------------
(1)  Based on adjusted total assets totaling $5,675,109,000.
(2)  Qualifying supervisory goodwill can no longer be included in calculating core and risk-based capital after December 31, 1994. However, the Bank's remaining balance of goodwill totaling approximately $10,679,000 at
     September 30, 1994, will be fully amortized to expense as of December 31, 1994. Therefore, if such goodwill was excluded as of September 30, 1994, the core and risk-based capital ratios would be 5.11% and 12.61%, respectively, compared to actual ratios of 5.29% and 12.98%, respectively.
(3)  Based on adjusted total assets totaling $5,705,290,000.
(4)  Based on risk-weighted assets totaling $2,530,245,000.
- --------------------------------------------------------------------------------

    -------------------------------

In April 1991, the OTS proposed to amend its core capital requirement to establish a minimum 3.0% core capital ratio for savings institutions in the strongest financial and managerial condition. For all other savings institutions, the minimum core capital ratio would be 3.0% plus at least an additional 1.0% to 2.0%, determined on a case-by-case basis by the OTS after assessing both the quality of risk management systems and the level of overall risk in each individual savings institution. The Bank does not anticipate that it will be materially affected by this regulation if adopted in its current form.

Effective August 23, 1993, the OTS issued a final amendment effective July 1, 1994, to the risk-based capital standards that includes an interest rate risk component. The amendment generally requires thrifts with interest rate risk in excess of certain levels to maintain additional capital. Under this amendment, thrifts are divided into two groups, those with "normal" levels of interest rate risk and those with greater than "normal" levels of interest rate risk. Thrifts with greater than normal levels are subject to a deduction from total capital for purposes of calculating risk-based capital. The interest rate risk component is computed quarterly and the resulting capital requirement has an effective time lag of two quarters (e.g., the September 30, 1994, calculation would use March 31, 1994, data). However, pursuant to a letter dated October 13, 1994, to all institutions from the Acting Director of the OTS, this interest rate risk deduction has been temporarily waived. Such waiver was initiated to avoid uncertainty and confusion while OTS standards for a regulatory appeals process relating to the OTS-calculated interest rate risk deduction are finalized. The OTS letter indicated that this process should be completed so that the amendment can be in effect for the March 31, 1995, risk-based capital calculations. Based on the Bank's interest rate risk profile and the level of interest rates at September 30, 1994, as well as the Bank's level of risk-based capital at September 30, 1994, it appears that this amendment will not have a material adverse effect on the Bank's level of excess risk-based capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 established five regulatory capital categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized; and authorized banking regulatory agencies to take prompt corrective action with respect to institutions in the three undercapitalized categories. These corrective actions become increasingly more stringent as the institution's regulatory capital declines. At September 30, 1994, the Bank exceeded the minimum requirements for the well-capitalized category as shown in the following table.

- ------------------------------------------------------------------------------------

                                 Tier 1 Capital    Tier 1 Capital    Total Capital
                                   to Adjusted        to Risk -        to Risk -
(Dollars in Thousands)            Total Assets    Weighted Assets   Weighted Assets
- ------------------------------------------------------------------------------------
Actual capital                      $302,051          $302,051          $328,313
Percentage of adjusted assets          5.29%            11.94%            12.98%
Minimum requirements to be
  classified well-capitalized          5.00%             6.00%            10.00%
- ------------------------------------------------------------------------------------

D.  CONTINGENCIES:
    --------------

At September 30, 1994, loans sold subject to recourse provisions had remaining unpaid principal balances totaling approximately $54,849,000 which is the amount of potential credit risk associated with these particular loans. These loans are collateralized by residential single-family units. In addition, during fiscal year 1992, the Bank exchanged residential first mortgage loans for mortgage-backed securities of which certain loans may not conform to all securitization underwriting guideline requirements and, as such, are subject to a loss obligation and therefore would be repurchased by the Bank. At September 30, 1994, such residential loans subject to possible repurchase by the Bank totaled $2,700,000.

The Bank, through a real estate development subsidiary, is contingently liable as a corporate general partner in real estate limited partnerships for obligations totaling approximately $1,167,000 at September 30, 1994. These obligations were guaranteed by the Bank to finalize the syndication of certain real estate limited partnerships. The credit risk involved for the amounts relating to these contingent liabilities is essentially the same as that involved in extending commercial loans to customers and would be collateralized by commercial real estate.

The Corporation is subject to a number of lawsuits and claims for various amounts which arise out of the normal course of its business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Corporation's financial position or results of operations.


E.  ACCELERATED AMORTIZATION OF GOODWILL:
    -------------------------------------

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41.0 million with the related intangible assets recorded at such value. The appraisal of $41.0 million was classified by management as core value of deposits totaling $19.6 million and goodwill totaling $21.4 million.

The $21.4 million of goodwill is being amortized over the first six months of fiscal year 1995 (or $10.7 million for the three months ended September 30, 1994) and the remaining $19.6 million of identifiable intangible assets classified as core value of deposits amortized on a straight line basis over the remaining respective lives with the primary amount to be amortized over the next 34 months (or $1.7 million for the three months ended September 30, 1994). See "Amortization of Goodwill and Core Value of Deposits" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report for additional information.

F.  ACQUISITION OF HOME FEDERAL SAVINGS AND LOAN:
    ---------------------------------------------

On July 15, 1994, the Bank consummated the acquisition of Home Federal Savings and Loan (Home Federal) which has two branches in Ada, Oklahoma. The cash purchase price totaled approximately $9,016,000 (purchase price of $38.17 per share to acquire all 236,212 shares of Home Federal's issued and outstanding common stock). At July 15, 1994, Home Federal had total assets approximating $100,200,000, total deposits approximating $87,300,000 and stockholders' equity approximating $8,700,000. This acquisition will be accounted for as a purchase with the fair value of the assets and liabilities to be determined including an independent core value study and branch appraisals which are expected to be completed on or before March 31, 1995. In addition, costs and expenses associated with this acquisition are estimated to be $500,000. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years and goodwill, if any, will be amortized over a period not to exceed 20 years.


G.  SUBSEQUENT EVENT - AGREEMENT WITH PROVIDENT FEDERAL SAVINGS BANK:
    -----------------------------------------------------------------

The Corporation announced on October 28, 1994, that the Bank had entered into a definitive agreement to purchase Provident Federal Savings Bank of Lincoln, Nebraska (Provident). Provident operates a traditional thrift operation with five branches located in the Lincoln metropolitan area. The agreement stipulates that Commercial Federal will pay $7,525,000 ($53.75 per common share) to purchase the 140,000 shares of common stock outstanding of Provident. The agreement to purchase is subject to all required regulatory approvals and certain other conditions with the purchase expected to close on or before March 31, 1995.

At September 30, 1994, Provident had assets totaling approximately $92,300,000, deposits totaling approximately $59,700,000 and stockholders' equity approximating $4,800,000. This proposed acquisition will be accounted for as a purchase with the fair value of assets and liabilities to be determined including an independent core value study and branch appraisals. Core value of deposits resulting from this transaction will be amortized using an accelerated method over a period not to exceed 10 years and goodwill, if any, will be amortized over a period not to exceed 20 years.

               Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          -----------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES:
- --------------------------------

The Corporation's principal asset is its investment in the capital stock of the Bank, and because it does not generate any significant revenues independent of the Bank, the Corporation's liquidity is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Corporation is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions and tax considerations. Under capital distribution regulations of the OTS, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend, has total capital that is at least equal to the amount of its fully phased-in capital requirements (a "Tier 1 Association") is permitted, after notice to the OTS, to pay dividends during a calendar year in an amount equal to the greater of (i) 75.0% of its net income for the recent four quarters, or (ii) 100.0% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. At September 30, 1994, the Bank qualified as a Tier 1 Association, and would be permitted, after notice to the OTS, to pay an aggregate amount approximating $42.8 million in dividends under these regulations. Should the Bank's regulatory capital fall below certain levels, applicable law would require prior approval by the OTS of such proposed dividends and, in some cases, would prohibit the payment of dividends.

At September 30, 1994, the Corporation's cash totaled $9.1 million of which $3.5 million is required to be retained under the terms of the Subordinated Note Indenture governing the subordinated notes due 1999. Due to the Corporation's limited independent operations, management believes that the cash balance at September 30, 1994, is currently sufficient to meet operational needs. However, the Corporation's ability to make future interest and principal payments on the subordinated notes is dependent upon its receipt of dividends from the Bank. Accordingly, on October 26, 1994, a dividend totaling $2.2 million was declared by the Bank to be paid on or after December 1, 1994, to the Corporation. This dividend from the Bank will be paid primarily to cover the semi-annual interest payments on the Corporation's subordinated debt. No dividends were paid by the Bank to the Corporation during the three months ended September 30, 1994 or 1993. The Corporation also receives a small amount of cash from the exercise of stock options and the sale of stock under its employee benefit plans.

The Bank's primary sources of funds are (i) cash generated from operations, (ii) deposits, (iii) principal repayments on loans, mortgage-backed and investment securities, and (iv) advances from the Federal Home Loan Bank (FHLB) of Topeka. As reflected in the Corporation's Consolidated Statement of Cash Flows, net cash flows used by operating activities totaled $20.4 million for the three months ended September 30, 1994, and net cash flows provided by operating activities totaled $15.9 million for the three months ended September 30, 1993. Amounts fluctuate from period to period primarily as a result of mortgage banking activity.

- --------------------------------------------

Net cash flows used by investing activities for the three months ended September 30, 1994, totaled $92.0 million and net cash flows provided by investing activities for the three months ended September 30, 1993, totaled $63.1 million. Amounts fluctuate from period to period primarily as a result of principal repayments on loans and mortgage-backed securities, net of payments to purchase and originate loans and mortgage-backed securities. In addition, during the three months ended September 30, 1994, the Bank acquired all assets and liabilities of Home Federal for which it paid cash totaling $9.0 million.

Net cash flows provided by financing activities for the three months ended September 30, 1994, totaled $121.5 million and net cash flows used by financing activities totaled $74.7 million for the three months ended September 30, 1993. Primarily advances from the FHLB and retail deposit accounts have been utilized to balance the Bank's funding needs during each of the periods presented. Decreases in securities sold under agreements to repurchase were also experienced for the three months ended September 30, 1994, as the Bank continues to reduce its reliance on these borrowings.

The Corporation has considered, and anticipates that it will in the future continue to consider, possible mergers with and acquisitions of other selected financial institutions. On July 15, 1994, the Bank consummated the acquisition of Home Federal located in Ada, Oklahoma, and on October 28, 1994, entered into a definitive agreement to purchase Provident located in Lincoln, Nebraska. See Notes F and G for additional information on these acquisitions. These acquisitions present the Bank with the opportunity to expand its retail network in the Oklahoma and greater metropolitan Lincoln, Nebraska markets and to increase its earnings potential by increasing its mortgage and consumer loan volumes funded by lower interest-bearing deposits than other types of borrowings.

The Corporation will seek to continue its growth through expansion of the Bank's operations in its market areas, consisting of Nebraska, Colorado, Oklahoma and Kansas, and may seek to enter markets in other adjoining states. The Bank will also seek to expand its operations both through competition for market share within its market areas and through mergers with and acquisitions of other selected financial institutions. Management of the Corporation believes that its emphasis on operating acquired entities as consumer-oriented financial institutions is attractive to potential acquisition candidates and may be advantageous in competing with larger banks for selected acquisitions.

- --------------------------------------------

At September 30, 1994, the Bank had issued commitments totaling $75.7 million to fund and purchase loans and mortgage-backed and investment securities as follows: $41.2 million of single-family adjustable-rate mortgage loans, $14.5 million of single-family fixed-rate mortgage loans, $15.0 million of consumer loan lines of credit, $153,000 of commercial real estate loans, $2.5 million of adjustable-rate mortgage-backed securities and $2.3 million of fixed-rate mortgage-backed securities. The $41.2 million of adjustable-rate mortgage loan commitments consist of $19.7 million to originate loans and $21.5 million to purchase loans. The $14.5 million of fixed-rate mortgage loan commitments consist of $8.2 million to originate loans and $6.3 million to purchase loans. These outstanding commitments to extend credit in order to originate loans or fund consumer loan lines of credit do not necessarily represent future cash requirements since many of the commitments may expire without being drawn. The Bank expects to fund these commitments, as necessary, from the sources of funds previously described.

The maintenance of an appropriate level of liquid resources to meet not only regulatory requirements but also to provide funding necessary to meet the Bank's current business activities and obligations is an integral element in the management of the Bank's assets. The Bank is required by federal regulation to maintain a minimum average daily balance of cash and certain qualifying liquid investments equal to 5.0% of the aggregate of the prior month's daily average savings deposits and short-term borrowings. The Bank's liquidity position was 7.58% at September 30, 1994. Liquidity levels will vary depending upon savings flows, future loan fundings, cash operating needs, collateral requirements and general prevailing economic conditions. The Bank does not currently foresee any difficulty in meeting its liquidity requirements.

NONPERFORMING ASSETS:
- ---------------------

Nonperforming assets are monitored closely on a regular basis by the Bank's internal credit review and asset workout groups. The Bank continues to place a high priority on the conversion of nonperforming assets into earning assets.
The Bank's nonperforming assets decreased by $995,000, or 1.6%, at September 30, 1994, compared to June 30, 1994. Nonperforming assets as of the dates indicated are summarized below:

- -----------------------------------------------------------------------------
                                            September 30,      June 30,
   (Dollars in Thousands)                       1994             1994
- -----------------------------------------------------------------------------
   Nonperforming loans:
     Residential real estate                     $24,725       $25,516
     Commercial real estate                        4,226         5,228
     Consumer                                        270           192
                                                 -------       -------
        Total                                     29,221        30,936
                                                 -------       -------

   Real estate:
     Commercial                                    9,423         9,808
     Residential                                   3,042         3,264
                                                 -------       -------
        Total                                     12,465        13,072
                                                 -------       -------

   Troubled debt restructurings:
     Commercial                                   19,788        18,445
     Residential                                   1,564         1,580
                                                 -------       -------
        Total                                     21,352        20,025
                                                 -------       -------

   Total nonperforming assets                    $63,038       $64,033
                                                 =======       =======

   Nonperforming loans to total loans                .77%          .85%
   Nonperforming assets to total assets             1.10%         1.16%

   Allowance for loan losses:
     Other loans                                 $27,512       $25,605
     Bulk purchased loans                         16,615        17,321
                                                 -------       -------
                                                 $44,127       $42,926
                                                 =======       =======

   Allowance for loan losses to total loans         1.17%         1.18%
   Allowance for loan losses to total
     nonperforming assets                          70.00%        67.04%
- -----------------------------------------------------------------------------

- ---------------------------------

The allowance for loan losses to total loans declined one basis point at September 30, 1994, compared to June 30, 1994, even though the total allowance for loan losses increased by $1.2 million, due to the net increase in total loans approximating $141.4 million over the same period of time. The other three asset quality ratios improved at September 30, 1994, compared to June 30, 1994, due to net decreases in such nonperforming loans and nonperforming assets, primarily from the sale of properties and loan principal payments, combined with substantial increases in both total loans ($141.4 million) and total assets ($204.4 million) over the same three month period. The ratio of nonperforming loans and assets of .77% and 1.10%, respectively, is one of several indicators of the continued improvement made in reducing these nonperforming loans and assets compared to the respective ratios of .85% and 1.16% at June 30, 1994. Total allowance for loan losses to total nonperforming assets of 70.00% also indicates improved coverage for potential losses as compared to the ratio of 67.04% at June 30, 1994.

The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio and current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's credit review group of the overall portfolio quality, real estate market conditions in the Bank's lending areas and regular review of specific problem loans.

Nonperforming loans at September 30, 1994, decreased by $1.7 million compared to June 30, 1994, with such net decrease primarily attributable to net decreases in nonperforming commercial real estate loans totaling $1.0 million (primarily seven loans) and in nonperforming residential real estate loans totaling $791,000.

Nonperforming bulk purchased loans totaling $17.0 million and $17.5 million, respectively, at September 30, 1994, and June 30, 1994, are a primary component of nonperforming loans at such dates. The bulk purchased single-family residential mortgage loans, which had a balance of $823.8 million at September 30, 1994, were purchased from the Resolution Trust Corporation at varying amounts of discounts of which $16.6 million at September 30, 1994, has been allocated from the total discount amounts to absorb the potential credit risk associated with these purchased loans. These allowances, which are a component of the Bank's total allowance for loan losses, are available only to absorb losses associated with the respective purchased loan packages, and are not available to absorb losses on other loans in the portfolio. Such allowance totaled $17.3 million at June 30, 1994.

The net decrease of $607,000 in real estate at September 30, 1994, compared to June 30, 1994, is substantially attributable to the sale of properties with net decreases in commercial and residential real estate of $385,000 and $222,000, respectively. The net increase of $1.3 million in troubled debt restructurings at September 30, 1994, compared to June 30, 1994, is primarily attributable to the addition of two commercial loans totaling $1.7 million partially offset by loan principal repayments.

RESULTS OF OPERATIONS:
- ----------------------

Net income for the three months ended September 30, 1994, was $507,000, or $.04 per share, compared to $14.2 million of net income for the three months ended September 30, 1993, or $1.10 per share, which includes the cumulative effects of changes in accounting principles of $5.8 million, or $.45 per share. The decrease in net income for the three months ended September 30, 1994, compared to the three months ended September 30, 1993, is primarily due to the following: an increase of $10.6 million in amortization expense of intangible assets, a decrease of $5.8 milllion from the cumulative effects of changes in accounting principles, an increase of $2.0 million in general and administrative expenses and a $400,000 increase in the loss on sales of loans. These decreases to net income were offset by an increase of $2.5 million in net interest income, an improvement of $2.0 million in the provision for income taxes, an increase of $300,000 in retail fees and charges and a $300,000 improvement in real estate operations.

Net Interest Income:
- --------------------

Net interest income was $33.2 million for the three months ended September 30, 1994, compared to $30.7 million for the three months ended September 30, 1993, an increase of $2.5 million, or 8.0%. Included in net interest income for both periods was the recognition of net discounts associated with bulk purchase residential mortgage loan prepayments totaling $565,000 and $1.6 million, respectively, for the three months ended September 30, 1994 and 1993. The interest rate spread was 2.29% at September 30, 1994, compared to 2.54% at September 30, 1993, a decrease of 25 basis points. In addition, during the three months ended September 30, 1994 and 1993, interest rate spreads were 2.31% and 2.56%, respectively, representing a decrease of 25 basis points while the net yield on interest-earning assets decreased 29 basis points over these same periods of time.

Net interest income increased notwithstanding a decline in the net yield on interest-earning assets of 29 basis points during the three months ended September 30, 1994, compared to September 30, 1993. This was due to the fact that average interest-earning assets increased $887.7 million to $5.449 billion for the three months ended September 30, 1994, compared to $4.561 billion for the three months ended September 30, 1993, which accounted for the increase in net interest income for the three months ended September 30, 1994, compared to the same time period ended September 30, 1993. Such substantial increase in average interest-earning assets is due to securities and loans acquired and cash from deposits reinvested from the Bank's three acquisitions consisting of Heartland Federal Savings and Loan (October 9, 1993), Franklin Federal Savings Association (June 10, 1994) and Home Federal (July 15, 1994), collectively referred to as "the three acquisitions."

The Bank has historically invested in interest-earning assets that have a longer duration than its interest-bearing liabilities. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term interest-earning assets and net interest income.

- --------------------------------

To mitigate this risk, the Bank has utilized certain financial instruments to hedge the interest rate exposure on certain interest-sensitive liabilities. However, beginning in fiscal year 1991, it has been the general direction of the Bank to move toward a natural rather than a synthetic, management of its interest rate risk. Therefore, the Bank has allowed these financial instruments to expire upon maturity while extending the maturities and locking in fixed interest rates on certain borrowings, predominantly advances from the FHLB, which has helped to reduce the Bank's one-year cumulative gap mismatch.

In connection with its asset/liability management program, the Bank has entered into interest rate swap agreements with other financial institutions under terms that provide an exchange of interest payments on the outstanding notional amount of the swap. Such agreements have been used to artificially lengthen the maturity of various interest-bearing liabilities and has subjected the Bank to interest rate risk since these swaps were entered into during a much higher interest rate environment and their cost is high relative to the protection afforded. In accordance with these arrangements, the Bank pays fixed rates and receives variable rates of interest according to a specified index. The Bank has reduced its level of such swap agreements to a notional principal amount of $93.5 million at September 30, 1994, from balances of $109.5 million and $144.5 million, respectively, at June 30, 1994, and September 30, 1993. For the three months ended September 30, 1994 and 1993, the Bank recorded $1.4 million and $2.6 million, respectively, in interest expense from its interest rate swap agreements. By September 30, 1995, an additional $23.5 million of swap agreements will mature.

- --------------------------------

The following table illustrates other information concerning yields earned on interest-earning assets and rates paid on interest-bearing liabilities during and at the end of each of the periods presented.

- --------------------------------------------------------------------------------
                                           For the Three
                                            Months Ended           At
                                            September 30,      September 30,
                                           ---------------     --------------
                                            1994     1993       1994    1993
                                           ------   ------     ------  ------
Weighted average yield on:
  Loans                                     7.89%    8.47%      7.88%   8.41%
  Mortgage-backed securities                5.68     5.84       5.86    5.83
  Investments                               6.12     7.20       5.98    6.99
                                           ------   ------     ------  ------
    Interest-earning assets                 7.20     7.85       7.24    7.78
                                           ------   ------     ------  ------

Weighted average rate paid on:
  Savings deposits                          2.93     1.96       3.02    2.05
  Other time deposits                       5.05     5.46       5.09    5.35
  Advances from FHLB                        5.47     6.05       5.52    6.01
  Securities sold under
    agreements to repurchase                7.10     6.07       8.38    6.05
  Other borrowings                         11.24    10.55      10.81   10.52
                                           ------   ------     -----   ------
    Interest-bearing liabilities            4.89     5.29       4.95    5.24
                                           ------   ------     -----   ------

Interest rate spread                        2.31%    2.56%      2.29%   2.54%
                                           ======   ======     ======  ======

Net annualized yield on
  interest-earning assets                   2.44%    2.73%      2.44%   2.70%
                                           ======   ======     ======  ======
- --------------------------------------------------------------------------------

- --------------------------------

The following table presents average interest-earning assets and average interest-bearing liabilities, interest income or interest expense and average yields and rates during the three months ended September 30, 1994. The table below includes nonaccruing loans averaging $29.3 million for the three months ended September 30, 1994, as interest-earning assets at a yield of zero percent.

- -----------------------------------------------------------------------------------------------
                                                      Three Months Ended
                                                      September 30, 1994
                                        -------------------------------------------------
                                                                           Annualized
                                          Average                            Yield/
(Dollars in Thousands)                    Balance           Interest          Rate
- ----------------------                  -----------       -----------      -----------
Interest-earning assets:
  Loans                                  $ 3,702,647    $    72,838             7.89%
  Mortgage-backed securities               1,352,888         19,201             5.68
  Investments                                393,153          6,061             6.12
                                         -----------    -----------        ---------
    Interest-earning assets                5,448,688         98,100             7.20
                                         -----------    -----------        ---------

Interest-bearing liabilities:
  Savings deposits                           987,106          7,284             2.93
  Other time deposits                      2,442,266         31,081             5.05
  Advances from FHLB                       1,682,581         23,206             5.47
  Securities sold under
    agreements to repurchase                  92,998          1,688             7.10
  Other borrowings                            59,272          1,666            11.24
                                         -----------    -----------        ---------
    Interest-bearing liabilities           5,264,223         64,925             4.89
                                         -----------    -----------        ---------

Net earnings balance                     $   184,465
                                         ===========
Net interest income                                     $    33,175
                                                        ===========

Interest rate spread                                                            2.31%
                                                                           =========
Net annualized yield on
  interest-earning assets                                                       2.44%
                                                                           =========
- -----------------------------------------------------------------------------------------------

- --------------------------------

The following table presents the dollar amount of changes in interest income and expense for each major component of interest-earning assets and interest-bearing liabilities, respectively, and the amount of change in each attributable to:
(1) changes in volume (change in volume multiplied by prior year rate), and (2) changes in rate (change in rate multiplied by prior year volume). The net change attributable to change in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate. This table demonstrates the effect of the increased volume of interest-earning assets and interest-bearing liabilities, the declining interest rates and the decline in interest rate spreads previously discussed.

- -------------------------------------------------------------------------
                                           Three Months Ended
                                      September 30, 1994, Compared
                                          to September 30, 1993
                                     ------------------------------
                                       Increase (Decrease) Due to
                                     ------------------------------
(In Thousands)                        Volume      Rate        Net
- --------------                       --------    -------   --------
Interest income:
  Loans                               $ 7,739    $(5,233)   $ 2,506
  Mortgage-backed securities            6,345       (385)     5,960
  Investments                             987       (987)        --
                                      -------    -------    -------
    Interest income                    15,071     (6,605)     8,466
                                      -------    -------    -------

Interest expense:
  Savings deposits                      2,204      1,941      4,145
  Other time deposits                   8,215     (1,995)     6,220
  Advances from FHLB                   (1,017)    (2,468)    (3,485)
  Securities sold under
    agreements to repurchase           (1,074)       358       (716)
  Other borrowings                       (279)       115       (164)
                                      -------    -------    -------
    Interest expense                    8,049     (2,049)     6,000
                                      -------    -------    -------

Net effect on net interest income     $ 7,022    $(4,556)   $ 2,466
                                      =======    =======    =======

- -------------------------------------------------------------------------

The decrease due to changes in rates between the three months ended September 30, 1994 and 1993, reflects the decrease in interest rate spreads. The improvement due to changes in volume in part reflects the increase in the difference between average interest-bearing liabilities and average interest-earning assets of $38.8 million between the three months ended September 30, 1994 and 1993. The percentage of average interest-earning assets to average interest-bearing liabilities was 103.5% during the three months ended September 30, 1994, compared to 103.3% during the three months ended September 30, 1993. This improvement was primarily the result of the three acquisitions subsequent to September 30, 1993, and the continued reduction of nonperforming assets.

Provision for Loan Losses:
- --------------------------

The Bank recorded loan loss provisions approximating $1.5 million for both three month periods ended September 30, 1994 and 1993. The necessity for such loan loss provisions remained relatively stable even though the Bank's loan portfolio increased approximately $457.0 million at September 30, 1994, compared to September 30, 1993, with such stability due to the decreasing balances of nonperforming loans and troubled debt restructurings over the respective periods of time. The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's internal credit review group of the overall portfolio quality, and regular review of specific problem loans by the Bank's internal workout group.

Although the Bank believes that present levels of allowances for loan losses are adequate to reflect the risks inherent in its portfolios, there can be no assurance that the Bank will not experience increases in its nonperforming assets, that it will not increase the level of its allowances in the future or that significant provisions for losses will not be required based on factors such as deterioration in market conditions, changes in borrowers' financial conditions, delinquencies and defaults. In addition, regulatory agencies review the adequacy of allowances for losses on loans on a regular basis as an integral part of their examination process. Such agencies may require additions to the allowances based on their judgments of information available to them at the time of their examinations.

Loan Servicing Fees:
- --------------------

Fees from loans serviced for other institutions totaled $5.2 million for the three months ended September 30, 1994, compared to $5.1 million for the three months ended September 30, 1993. This increase is attributable to increases in the size of the loan servicing portfolio and increases in other ancillary loan fees. At September 30, 1994 and 1993, the mortgage servicing portfolio approximated $4.2 billion and $3.6 billion, respectively.

In general, the value of the Bank's loan servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. It is expected that income generated from the Bank's loan servicing portfolio will decrease in such an environment. However, this negative effect on the Bank's income may be offset, in part, by a rise in servicing fee income attributable to new loan originations, which historically have increased in periods of low mortgage interest rates. Conversely, the value of the Bank's loan servicing portfolio will increase as mortgage interest rates rise.

Retail Fees and Charges:
- ------------------------

Retail fees and charges totaled $2.2 million for the three months ended September 30, 1994, compared to $1.8 million for the three months ended September 30, 1993. The increase over the comparable period is a result of the generation of approximately $316,000 for the three months ended September 30, 1994, in additional fees and charges due to the larger customer base resulting from the three acquisitions subsequent to September 30, 1993. The three month period ended September 30, 1993, does not reflect any activity from these three acquisitions since the first acquisition did not take place until October 9, 1993.

Real Estate Operations:
- -----------------------

The losses on real estate operations for the three months ended September 30, 1994, amounted to $588,000 compared to losses for the three months ended September 30, 1993, of $888,000. These charges to operations reflect provisions for real estate losses, net real estate operations, and gains and losses on dispositions of real estate. Such improvements in these losses on real estate operations, mainly attributable to substantial decreases in provisions for real estate losses as well as lower operating expenses for real estate operations, is indicative of the improvements management has made in the reduction of the Bank's real estate portfolio.

Although the Bank believes that present levels of allowances for real estate losses are adequate to reflect the risk inherent in its real estate portfolio, there can be no assurance that the Bank will not experience increases in its nonperforming assets, that it will not increase the level of its allowances in the future or that significant provisions for losses will not be required based on factors such as deterioration in real estate market conditions. In addition, regulatory agencies review the adequacy of allowances for losses on real estate on a regular basis as an integral part of their examination process. Such agencies may require additions to the allowances based on their judgments of information available to them at the time of their examinations.

Gain (Loss) on Sales of Loans:
- ------------------------------

During the three months ended September 30, 1994, the Bank sold to third parties through its mortgage banking operations loans totaling $139.5 million which resulted in net pre-tax losses of $280,000. This activity compares to sales of $142.8 million during the three months ended September 30, 1993, which resulted in net pre-tax gains of $158,000.

Other Operating Income:
- -----------------------

Other operating income totaled $1.45 million and $1.52 million for the three month periods ended September 30, 1994 and 1993, respectively. The decrease of approximately $64,000 comparing results for the three months ended September 30, 1994, to the prior fiscal year quarter is primarily due to a decrease of $196,000 in brokerage commissions. Management attributes this decrease to consumer concerns about rising interest rates and the stock market in general. This decrease in brokerage commissions was partially offset by net increases in other miscellaneous income of which $93,000 was attributable to operations of the Bank's three acquisitions subsequent to September 30, 1993.

General and Administrative Expenses:
- ------------------------------------

General and administrative expenses totaled $20.3 million for the three months ended September 30, 1994, compared to $18.3 million for the three months ended September 30, 1993. The increase of $2.0 million in general and administrative expenses for the three months ended September 30, 1994, compared to the three months ended September 30, 1993, was primarily due to the following increases in: (i) compensation and benefits of $2.0 million, (ii) occupancy and equipment of $139,000, (iii) regulatory insurance and assessments of $336,000 and (iv) advertising of $241,000. These increases were partially offset by a decrease of $756,000 in other operating expenses.

General and administrative expenses attributable to the three acquisitions subsequent to September 30, 1993, totaled approximately $1.6 million for the quarter ended September 30, 1994, consisting of the following: $628,000 in compensation and benefits, $343,000 in occupancy and equipment, $443,000 in regulatory insurance and assessments and $151,000 in other operating expenses. Such increase in general and administrative expenses results from increased personnel, costs of operating 18 additional branches and higher regulatory insurance costs as a result of deposits acquired.

Total compensation and benefits also increased approximately $1.4 million from Bank operations (higher wages, commissions and benefits as well as increased personnel) over the same periods of time in addition to the expenses totaling $1.6 million from the three acquisitions. These increases were partially offset by decreases in miscellaneous loan expenses for the three months ended September 30, 1994, compared to the comparable period for 1993 primarily from slower loan activity compared to last year due to the increases in interest rates.

Amortization of Goodwill and Core Value of Deposits:
- ----------------------------------------------------

Amortization of goodwill and core value of deposits totaled $13.6 million for the three months ended September 30, 1994, compared to $2.9 million for the comparable prior fiscal year period.

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41.0 million with the related intangible assets recorded at such value. The appraisal of $41.0 million was classified by management as core value of deposits totaling $19.6 million and goodwill totaling $21.4 million.

The $21.4 million of goodwill is being amortized over the first six months of fiscal year 1995 (or $10.7 million for the three months ended September 30, 1994) and the remaining $19.6 million of identifiable intangible assets classified as core value of deposits amortized on a straight line basis over the remaining respective lives with the primary amount to be amortized over the next 34 months (or $1.7 million for the three months ended September 30, 1994).

- ----------------------------------------------------------------

The following summary sets forth the components of such amortization.

- ---------------------------------------------------------------------------------------

                                              Amortization Expense for
                                               the Three Months Ended
                                                     September 30,
                                              -------------------------
                                                                                Increase
  (In Thousands)                                  1994          1993           (Decrease)
  --------------                                -------        ------         -----------
  Core Value of Deposits:
    Acquired before July 1, 1993                $     1,717    $    1,352     $       365
    Acquired after July 1, 1993                       1,169            --           1,169
  Goodwill:
    Before valuation adjustment                          --         1,580          (1,580)
    Goodwill under accelerated amortization          10,679            --          10,679
                                                -----------    ----------     -----------

  Total Amortization Expense                    $    13,565    $    2,932     $    10,633
                                                ===========    ==========     ===========
- ---------------------------------------------------------------------------------------

Accordingly, the net increase of $10.6 million is attributable to approximately $1.2 million of amortization of core value of deposits from the three acquisitions subsequent to September 30, 1993, and the net changes in amortization of intangible assets acquired before July 1, 1993, as reflected in the preceding table.

Provision for Income Taxes:
- ---------------------------

The provision for income taxes is computed on an interim basis based on an estimated effective tax rate expected to be applicable for the entire fiscal year. In arriving at such an effective tax rate, no effect is included for the income tax related to significant or unusual items which are separately reported. For the three months ended September 30, 1994, the Corporation recorded accelerated amortization of goodwill totaling $10.7 million. The effect of the accelerated amortization of this nondeductible goodwill has been excluded from the determination of the annualized effective tax rate. As a result, the effective tax rate for the first two quarters of fiscal year 1995 is anticipated to be significantly higher than the effective tax rate for the final two quarters. See "Amortization of Goodwill and Core Value of Deposits" for additional information on the amortization of this goodwill.

Accordingly, the effective income tax rate for the three months ended September 30, 1994, was 91.3% ($5.3 million) compared to 46.5% ($7.3 million) for the comparable period ended September 30, 1993. The effective tax rates for both periods vary from the federal statutory rate primarily due to the nondeductibility of amortization of the excess of cost over net assets acquired and core value of deposits in relation to the level of taxable income for the respective periods.

- ---------------------------------------

The effective tax rate for the three months ended September 30, 1993, includes a change in the federal tax law enacted in August 1993 that increased the federal corporate marginal tax rate from 34.0% to 35.0%. The effect of this tax rate change on the net deferred income tax liability resulted in the recording of additional income tax expense of $1.2 million for the three months ended September 30, 1993.

Cumulative Effects of Changes in Accounting Principles:
- -------------------------------------------------------

Included in the fiscal year 1994 first quarter results was the adoption of the provisions of two accounting statements resulting in the Corporation recording $5.8 million in net income, or $.45 per share, from the cumulative effects of these changes in accounting principles.

The adoption of the provisions of SFAS No. 109, "Accounting for Income Taxes," resulted in recording $6.1 million in net income, or $.48 per share, while the adoption of the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in recording a charge to income of $519,000 (net of a tax benefit of $183,000), or $.03 loss per share after tax.

                          PART II.  OTHER INFORMATION
                          ---------------------------


Item 6.   Exhibits and Reports on Form 8-K
          --------------------------------

    (a).  Exhibits:

          Exhibit 11.  Computation of Earnings Per Share

    (b).  Reports on Form 8-K

    On July 21, 1994, the Registrant filed a Current Report on Form 8-K reporting that on July 15, 1994, the Bank consummated the acquisition of Home Federal Savings and Loan of Ada, Oklahoma.

    On September 13, 1994, the Registrant filed a Current Report on Form 8-K reporting that on August 31, 1994, it was determined that effective June 30, 1994, the Corporation adopted an accounting change regarding the valuation of intangible assets. The Corporation changed its method of valuation of intangibles incorporating a fair value concept using a lower of cost or market methodology.

    On September 20, 1994, the Registrant filed a Current Report on Form 8-K reporting that on September 13, 1994, the Registrant filed a lawsuit in the United States Court of Federal Claims against the United States government in order to recover monetary relief for the government's refusal to honor certain agreements between the Registrant and the Federal Savings and Loan Insurance Corporation.

    No other Current Reports on Form 8-K were filed during the quarter ended September 30, 1994.

                                  SIGNATURES
                                  ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      COMMERCIAL FEDERAL CORPORATION
                                      ------------------------------
                                      (Registrant)



Date:  November 10, 1994              /s/ James A. Laphen
       ------------------             ------------------------------------------
                                      James A. Laphen, Executive Vice President,
                                      Secretary and Treasurer (Duly Authorized
                                      and Principal Financial Officer)



Date:  November 10, 1994              /s/ Gary L. Matter
       ------------------             ------------------------------------------
                                      Gary L. Matter, Senior Vice President,
                                      Controller and Assistant Secretary
                                      (Principal Accounting Officer)

                                 EXHIBIT INDEX
                                 -------------

                                                            Page No.
                                                            --------
Exhibit 11.     Computation of Earnings Per Share               32

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES       Exhibit 11

                       COMPUTATION OF EARNINGS PER SHARE
                                  (Unaudited)
                                  -----------

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARES:
- -------------------------------------------------------------------------------

                                                                                           Three Months Ended
                                                                                              September 30,
                                                                                         ----------------------
                                                                                            1994        1993
- ---------------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in
     accounting principles                                                            $   506,663  $ 8,398,658
Cumulative effects of changes in accounting principles:
  Change in method of accounting for income taxes                                              --    6,139,271
  Postretirement benefits, net of income tax benefit                                           --     (336,176)
                                                                                      -----------  -----------
     Total cumulative effects of changes in
        accounting principles                                                                  --    5,803,095
                                                                                      -----------  -----------
Net income                                                                            $   506,663  $14,201,753
                                                                                      ===========  ===========
- ---------------------------------------------------------------------------------------------------------------
PRIMARY:
- --------

Weighted average common shares outstanding                                             12,790,301   12,669,086
Add shares applicable to stock options and
     warrants using average market price                                                  223,614      252,938
                                                                                      -----------  -----------
Total average common and common equivalent
     shares outstanding                                                                13,013,915   12,922,024
                                                                                      ===========  ===========

Income before cumulative effects of changes
     in accounting principles                                                         $       .04  $       .65
Cumulative effects of changes in accounting principles:
  Change in method of accounting for income taxes                                              --          .48
  Postretirement benefits, net of income tax benefit                                           --         (.03)
                                                                                      -----------  -----------
     Total cumulative effects of changes
        in accounting principles                                                               --          .45
                                                                                      -----------  -----------
Net income per common and common equivalent share                                     $       .04  $      1.10
                                                                                      ===========  ===========
- ---------------------------------------------------------------------------------------------------------------
FULLY DILUTED:
- --------------

Weighted average common shares outstanding                                             12,790,301   12,669,086
Add shares applicable to stock options and
     warrants using the period-end market price
     if higher than average market price and
     other dilutive factors                                                               223,614      252,938
                                                                                      -----------  -----------
Total average common and common equivalent
     shares outstanding assuming full dilution                                         13,013,915   12,922,024
                                                                                      ===========  ===========

Income before cumulative effects of changes
     in accounting principles                                                         $       .04  $       .65
Cumulative effects of changes in accounting principles:
  Change in method of accounting for income taxes                                              --          .48
  Postretirement benefits, net of income tax benefit                                           --         (.03)
                                                                                      -----------  -----------
     Total cumulative effects of changes
       in accounting principles                                                                --          .45
                                                                                      -----------  -----------
Net income per common share assuming full dilution                                    $       .04  $      1.10
                                                                                      ===========  ===========
- ---------------------------------------------------------------------------------------------------------------

                                                                      Exhibit 13

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-Q


       QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
[X]    EXCHANGE ACT OF 1934

               For the Quarterly period ended  December 31, 1994
                                              -------------------

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
[__]   EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-13082
                       -------

                        COMMERCIAL FEDERAL CORPORATION
             ----------------------------------------------------
            (Exact name of registrant as specified in its charter)

            NEBRASKA                                        47-0658852
- --------------------------------                      ----------------------
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                         Identification No.)

2120 SOUTH 72ND STREET, OMAHA, NEBRASKA                       68124
- -----------------------------------------                   ----------
(Address of principal executive offices)                    (Zip Code)

                                (402) 554-9200
             ----------------------------------------------------
             (Registrant's telephone number, including area code)

                                Not Applicable
- --------------------------------------------------------------------------------
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  YES  X   NO ___
                                        ---

                     APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.


            Class                                Outstanding at February 2, 1995
- -----------------------------                   --------------------------------
Common Stock, $0.01 Par Value                            12,816,952 Shares

                   The exhibit index is located on page 32.

                    This document is comprised of 33 pages.

                        COMMERCIAL FEDERAL CORPORATION
                        ------------------------------

                                   FORM 10-Q
                                   ---------

                                     INDEX
                                     -----


- ----------------------------------------------------------------------------------------
Part I.   Financial Information                                             Page No.
          ---------------------                                             --------
          Item 1.  Financial Statements:

               Consolidated Statement of Financial Condition as of
                 December 31, 1994, and June 30, 1994                              3

               Consolidated Statement of Operations for the Three
                 and Six Months Ended December 31, 1994 and 1993              4 -  5

               Consolidated Statement of Cash Flows for the Three
                 and Six Months Ended December 31, 1994 and 1993              6 -  7

               Notes to Consolidated Financial Statements                     8 - 14

          Item 2.  Management's Discussion and Analysis of Financial
                   Condition and Results of Operations                       15 - 29

Part II.  Other Information
          -----------------

          Item 4.  Submission of Matters to a Vote of Security Holders            30

          Item 6.  Exhibits and Reports on Form 8-K                               30


Signature Page                                                                    31

________________________________________________________________________________

                        PART I.  FINANCIAL INFORMATION
                        ------------------------------
                         Item 1.  Financial Statements
                         -----------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                  (Unaudited)

- -------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                        December 31,     June 30,
                                                                                  1994           1994
ASSETS
- -------------------------------------------------------------------------------------------------------
Cash (including short-term investments of $3,700 and $500)                    $   34,090     $   21,208
Mortgage-backed securities available for sale, at fair value                      10,691         12,171
Loans held for sale (market value of $37,758 and $74,321)                         37,758         74,321
Investment securities held to maturity (fair value of $280,064
  and $273,601)                                                                  294,900        280,600
Mortgage-backed securities held to maturity (fair value of
  $1,272,373 and $1,240,299)                                                   1,365,076      1,293,263
Loans receivable, net of allowances of $44,679 and $42,720                     3,750,342      3,518,617
Federal Home Loan Bank stock                                                      95,184         90,913
Interest receivable, net of reserves of $387 and $406                             37,644         34,621
Real estate                                                                       14,713         16,011
Premises and equipment                                                            58,663         54,534
Prepaid expenses and other assets                                                 56,971         57,896
Goodwill and core value of deposits, net of accumulated
  amortization of $131,242 and $104,115                                           41,102         67,185
- -------------------------------------------------------------------------------------------------------

     Total Assets                                                             $5,797,134     $5,521,340
- -------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------------

Liabilities:
  Deposits                                                                    $3,433,999     $3,355,597
  Advances from Federal Home Loan Bank                                         1,781,987      1,524,516
  Securities sold under agreements to repurchase                                 110,000        157,432
  Other borrowings                                                                57,242         59,740
  Interest payable                                                                19,486         26,076
  Other liabilities                                                              112,395        118,528
- -------------------------------------------------------------------------------------------------------

     Total Liabilities                                                         5,515,109      5,241,889
- -------------------------------------------------------------------------------------------------------

Commitments and contingencies                                                         --             --

Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares authorized;
     none issued                                                                      --             --
  Common stock, $.01 par value; 25,000,000 shares authorized;
     12,816,480 and 12,783,684 shares issued and outstanding                         128            128
  Additional paid-in capital                                                     138,302        137,293
  Unrealized holding loss on securities available for sale, net                     (192)            --
  Retained earnings, substantially restricted                                    143,787        142,030
- -------------------------------------------------------------------------------------------------------

     Total Stockholders' Equity                                                  282,025        279,451
- -------------------------------------------------------------------------------------------------------

     Total Liabilities and Stockholders' Equity                               $5,797,134     $5,521,340
- -------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)

- --------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                    Three Months Ended      Six Months Ended
                                                                    December 31,          December 31,
                                                               --------------------   --------------------
                                                                  1994      1993         1994      1993
- --------------------------------------------------------------------------------------------------------------------
Interest Income:
  Loans receivable                                             $ 75,537    $ 70,352   $148,375   $140,684
  Mortgage-backed securities                                     20,241      13,750     39,442     26,991
  Investment securities                                           5,898       6,627     11,959     12,688
- --------------------------------------------------------------------------------------------------------------------
     Total interest income                                      101,676      90,729    199,776    180,363

Interest Expense:
  Deposits                                                       39,850      33,276     78,215     61,276
  Advances from Federal Home Loan Bank                           25,429      23,165     48,635     49,856
  Securities sold under agreements to repurchase                  1,104       2,393      2,792      4,797
  Other borrowings                                                1,627       1,773      3,293      3,603
- --------------------------------------------------------------------------------------------------------------------
     Total interest expense                                      68,010      60,607    132,935    119,532

Net Interest Income                                              33,666      30,122     66,841     60,831
Provision for Loan Losses                                        (1,508)     (1,508)    (3,016)    (3,016)
- --------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses              32,158      28,614     63,825     57,815

Other Income (Loss):
  Loan servicing fees                                             5,524       5,168     10,758     10,258
  Retail fees and charges                                         2,250       2,167      4,410      4,013
  Real estate operations                                             22        (511)      (566)    (1,399)
  Loss on sales of loans                                            (80)       (257)      (360)       (99)
  Other operating income                                          2,044       1,596      3,495      3,111
- --------------------------------------------------------------------------------------------------------------------
     Total other income                                           9,760       8,163     17,737     15,884

Other Expense:
  General and administrative expenses:
   Compensation and benefits                                      8,797       6,422     17,206     12,816
   Occupancy and equipment                                        4,605       4,574      8,928      8,758
   Regulatory insurance and assessments                           2,091       1,747      4,173      3,493
   Advertising                                                      979         668      2,042      1,490
   Other operating expenses                                       5,204       5,759      9,594     10,905
- --------------------------------------------------------------------------------------------------------------------
     Total general and administrative expenses                   21,676      19,170     41,943     37,462
  Amortization of goodwill and core value of deposits             2,884       3,232      5,770      6,164
  Accelerated amortization of goodwill                           10,678          --     21,357         --
- --------------------------------------------------------------------------------------------------------------------
     Total other expense                                         35,238      22,402     69,070     43,626

Income Before Income Taxes and Cumulative
     Effects of Changes in Accounting Principles                  6,680      14,375     12,492     30,073
Provision for Income Taxes                                        5,430       5,305     10,735     12,604
- --------------------------------------------------------------------------------------------------------------------

Income Before Cumulative Effects of Changes
     in Accounting Principles                                     1,250       9,070      1,757     17,469

- --------------------------------------------------------------------------------------------------------------------
Cumulative Effects of Changes in Accounting Principles:
  Change in method of accounting for income taxes                    --          --         --      6,139
  Postretirement benefits, net of income tax benefit of $183         --          --         --       (336)
- --------------------------------------------------------------------------------------------------------------------
     Total cumulative effects of changes
        in accounting principles                                     --          --         --      5,803
- --------------------------------------------------------------------------------------------------------------------

Net Income                                                     $  1,250    $  9,070   $  1,757   $ 23,272
- --------------------------------------------------------------------------------------------------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
                                  (Unaudited)

- ------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                   Three Months Ended      Six Months Ended
                                                                   December 31,          December 31,
                                                               ------------------     ------------------
                                                                 1994      1993         1994      1993
- ------------------------------------------------------------------------------------------------------------------

Earnings Per Common Share:
- ------------------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in
  accounting principles                                        $   .10    $   .70     $   .14    $  1.35
                                                               -------    -------     -------    -------
Cumulative effects of changes in accounting principles:
  Changes in method of accounting for income taxes                  --         --          --        .48
  Postretirement benefits, net of income tax benefit                --         --          --       (.03)
                                                               -------    -------     -------    -------
         Total                                                      --         --          --        .45
- ------------------------------------------------------------------------------------------------------------------

Net Income                                                     $   .10    $   .70     $   .14    $  1.80
- ------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

- --------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                                     Six Months Ended
                                                                                              December 31,
                                                                                        ----------------------
                                                                                          1994          1993
- --------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                          $    1,757   $   23,272
Adjustments to reconcile net income to net cash provided (used)
 by operating activities:
  Cumulative effects of changes in accounting principles                                    --        (5,803)
  Accelerated amortization of goodwill                                                  21,357            --
  Provisions for loss on loans and real estate                                           3,345         3,811
  Depreciation and amortization                                                          3,469         2,208
  Accretion of deferred discounts and fees                                              (1,637)       (5,251)
  Amortization of goodwill and core value of deposits                                    5,770         6,164
  Amortization of premiums                                                               4,796         4,180
  Loss on sales of loans, net                                                              360            99
  Gain on sale of real estate, net                                                        (686)         (569)
  Proceeds from the sale of loans                                                      248,840       325,702
  Origination of loans for resale                                                      (23,335)     (128,973)
  Purchase of loans for resale                                                        (244,551)     (242,473)
  Increase in interest receivable                                                       (2,214)         (512)
  Decrease in interest payable                                                          (6,753)       (2,050)
  (Decrease) increase in other liabilities                                              (7,395)        9,591
  Other items, net                                                                      (1,555)      (25,681)
                                                                                    ----------    ----------
     Total adjustments                                                                    (189)      (59,557)
                                                                                    ----------    ----------
        Net cash provided (used) by operating activities                            $    1,568    $  (36,285)
- --------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of loans                                                                $ (400,072)   $ (540,839)
  Principal repayments of loans and mortgage-backed securities                         376,307       671,418
  Origination of loans                                                                (163,472)     (352,788)
  Proceeds from sale of mortgage-backed securities available for sale                   22,645            --
  Proceeds from sale of investment securities available for sale                        14,797            --
  Purchases of mortgage-backed securities                                              (10,628)      (86,390)
  Purchases of investment securities                                                   (10,000)      (40,699)
  Purchases of premises and equipment, net                                              (6,959)       (1,705)
  Acquisition of deposits and related assets, net                                       (6,338)      532,335
  Proceeds from sale of real estate                                                      5,460         8,347
  Purchases of mortgage servicing rights                                                (3,969)       (2,538)
  Purchases of Federal Home Loan Bank stock                                             (2,600)           --
  Maturities and repayments of investment securities                                     1,291        28,417
  Payments to acquire real estate                                                         (261)       (1,040)
                                                                                    ----------    ----------
        Net cash (used) provided by investing activities                            $ (183,799)   $  214,518
- --------------------------------------------------------------------------------------------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                                  (Unaudited)

- ----------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                           Six Months Ended
                                                                                    December 31,
                                                                            --------------------------
                                                                                1994             1993
- ------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in deposits                                         $    (9,084)     $   100,216
  Proceeds from Federal Home Loan Bank advances                               472,220          429,350
  Repayment of Federal Home Loan Bank advances                               (218,306)        (708,220)
  Proceeds from securities sold under agreements to repurchase                110,000               --
  Repayment of securities sold under agreements to repurchase                (157,432)              --
  Repayment of other borrowings                                                (2,704)          (6,102)
  Other items, net                                                                419              298
                                                                          -----------      -----------
        Net cash provided (used) by financing activities                      195,113         (184,458)

- ------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS:
 Increase (decrease) in net cash position                                      12,882           (6,225)
 Balance, beginning of year                                                    21,208           33,504
                                                                          -----------      -----------
 Balance, end of period                                                   $    34,090      $    27,279
                                                                          ===========      ===========

- ------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest expense                                                        $   139,539      $   117,302
  Income taxes, net                                                             3,937            6,187
Non-cash investing and financing activities:
  Loans exchanged for mortgage-backed securities                              124,425          187,354
  Loans transferred to real estate                                              2,630            4,337
  Loans to facilitate the sale of real estate                                     480            2,974
- ------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                        COMMERCIAL FEDERAL CORPORATION
                        ------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

             AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1994
             ----------------------------------------------------
                                  (UNAUDITED)


A.  BASIS OF CONSOLIDATION AND PRESENTATION:
    ----------------------------------------

The unaudited consolidated financial statements are prepared on an accrual basis and include the accounts of Commercial Federal Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Federal Bank, a Federal Savings Bank (the Bank), and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The accompanying interim consolidated financial statements have not been audited by independent auditors. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments except for the accelerated amortization of goodwill for the first six months of fiscal year 1995 and the cumulative effects of changes in accounting principles for fiscal year 1994) considered necessary to fairly present the financial statements have been included. The consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Corporation's June 30, 1994, audited Annual Report to Stockholders. The results of operations for the six month period ended December 31, 1994, are not necessarily indicative of the results which may be expected for the entire fiscal year 1995. Certain amounts in the prior fiscal year periods have been reclassified for comparative purposes.


B.  IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS:
    ------------------------------------------------

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES:

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115 (SFAS No. 115) entitled "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (i) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings; and (iii) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

The Corporation implemented the provisions of this statement as of July 1, 1994, by classifying mortgage-backed securities totaling $12,171,000 as of June 30, 1994, from "held for sale" to "available for sale." Market value adjustments subsequent to June 30, 1994, net of the related income tax effect, have been recorded as a separate component of stockholders' equity entitled "unrealized holding loss on securities available for sale, net."

    ------------------------------------------------------------

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (CONTINUED):

As of December 31, 1994, the Bank had mortgage-backed securities totaling $10,691,000 classified as "available for sale" with a corresponding reduction in stockholders' equity totaling $192,000 (net of a deferred income tax benefit of approximately $106,000). The Bank also acquired mortgage-backed and investment securities with book values totaling $17,676,000 in the acquisition on July 15, 1994, of Home Federal Savings and Loan (see Note F) and classified such securities as available for sale pursuant to management's intent. All such securities have been sold as of December 31, 1994, at the approximate fair market value at date of acquisition. No securities were classified as "trading" at December 31, 1994.

ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN:

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114) entitled "Accounting by Creditors for Impairment of a Loan," which has been amended in October 1994 by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 addresses the accounting by creditors for impairment of certain loans and applies to all loans, whether or not collateralized, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms.

SFAS No. 114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral. SFAS No. 114 also amends SFAS No. 5, "Accounting for Contingencies," to clarify that a creditor should evaluate the collectibility of both contractual interest and principal of all receivables when assessing the need to accrue a loss. Additionally, SFAS No. 114 amends SFAS No. 15, on troubled debt restructuring involving a modification of terms in accordance with this statement.

The Corporation implemented the provisions of these statements as of July 1, 1994, with such implementation having no material effect on its financial position or results of operations.

    ------------------------------------------------------------

DISCLOSURES ON DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL
INSTRUMENTS:

In October 1994, the FASB issued Statement of Financial Accounting Standards No. 119 (SFAS No. 119) entitled "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires disclosures about amounts, nature and terms of derivative financial instruments (futures; forward, swap and option contracts; and other financial instruments with similar characteristics). This statement also amends existing requirements of SFAS No. 105, "Disclosure of Information About Financial Instruments With Off-Balance-Sheet Risk and Financial Instruments With Concentrations of Credit Risk," and SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," primarily to require disaggregation of information about derivative financial instruments from nonderivative financial instruments.

The provisions of SFAS No. 119 are effective as of June 30, 1995, for the Corporation. Because this statement requires only disclosures about derivative financial instruments and does not require adjustments to any such instruments, the provisions of SFAS No. 119 will not have either a positive or negative effect on the Corporation's financial position and no effect on results of operations.

C.  REGULATORY CAPITAL:
    -------------------

At December 31, 1994, the Bank's estimates of its capital amounts and the capital levels required under Office of Thrift Supervision (OTS) capital regulations are as follows:

- --------------------------------------------------------------------------------------------

(Dollars in Thousands)                             Actual       Requirement        Excess
- ----------------------                           ----------     -----------     ------------

Bank's Stockholder's Equity                     $   310,779
Plus unrealized holding loss on debt
  securities available for sale, net                    192
Less intangible assets                              (35,627)
Less phase-out of investment
  in non-includable subsidiary                       (1,587)
                                                -----------     -----------     ------------
TANGIBLE CAPITAL                                $   273,757     $    86,354     $    187,403
                                                ===========     ===========     ============
TANGIBLE CAPITAL TO ADJUSTED ASSETS (1)               4.76%           1.50%            3.26%
                                                ===========     ===========     ============

- --------------------------------------------------------------------------------------------
Tangible Capital                                $   273,757
Plus certain restricted amounts
  of other intangible assets                         28,443
                                                -----------     -----------     ------------
CORE CAPITAL (TIER 1 CAPITAL)                   $   302,200     $   173,561     $    128,639
                                                ===========     ===========     ============
CORE CAPITAL TO ADJUSTED ASSETS (2)                   5.22%           3.00%            2.22%
                                                ===========     ===========     ============

- --------------------------------------------------------------------------------------------
Core Capital                                    $   302,200
Plus general loan loss allowances                    28,427
Less that portion of land loans and
  non-residential construction loans in
  excess of an 80.0% loan-to-value ratio             (1,050)
                                                -----------     -----------     ------------
RISK-BASED CAPITAL (TOTAL CAPITAL)              $   329,577     $   201,713     $    127,864
                                                ===========     ===========     ============
RISK-BASED CAPITAL TO
     RISK WEIGHTED ASSETS (3)                        13.07%           8.00%            5.07%
                                                ===========     ===========     ============


- --------------------------------------------------------------------------------
(1)  Based on adjusted total assets totaling $5,756,925,000.
(2)  Based on adjusted total assets totaling $5,785,368,000.
(3)  Based on risk-weighted assets totaling $2,521,418,000.

- --------------------------------------------------------------------------------

    -------------------------------

In April 1991, the OTS proposed to amend its core capital requirement to establish a minimum 3.0% core capital ratio for savings institutions in the strongest financial and managerial condition. For all other savings institutions, the minimum core capital ratio would be 3.0% plus at least an additional 1.0% to 2.0%, determined on a case-by-case basis by the OTS after assessing both the quality of risk management systems and the level of overall risk in each individual savings institution. The Bank does not anticipate that it will be materially affected by this regulation if adopted in its current form.

Effective August 23, 1993, the OTS issued a final amendment effective July 1, 1994, to the risk-based capital standards that includes an interest rate risk component. The amendment generally requires thrifts with interest rate risk in excess of certain levels to maintain additional capital. Under this amendment, thrifts are divided into two groups, those with "normal" levels of interest rate risk and those with "greater than normal" levels of interest rate risk. Thrifts with greater than normal levels are subject to a deduction from total capital for purposes of calculating risk-based capital. The interest rate risk component is computed quarterly and the resulting capital requirement has an effective time lag of two quarters (e.g., the December 31, 1994, calculation would use June 30, 1994, data). However, in a letter dated October 13, 1994, this interest rate risk deduction has been temporarily waived by the OTS. Such waiver was initiated to avoid uncertainty and confusion while OTS standards for a regulatory appeals process relating to the OTS-calculated interest rate risk deduction are finalized. Such standards are expected to be completed for the March 31, 1995, risk-based capital calculations. Based on the Bank's interest rate risk profile and the level of interest rates at December 31, 1994, as well as the Bank's level of risk-based capital at December 31, 1994, it appears that this amendment will not have a material adverse effect on the Bank's level of excess risk-based capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 established five regulatory capital categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized; and authorized banking regulatory agencies to take prompt corrective action with respect to institutions in the three undercapitalized categories. These corrective actions become increasingly more stringent as the institution's regulatory capital declines. At December 31, 1994, the Bank exceeded the minimum requirements for the well-capitalized category as shown in the following table.

- -------------------------------------------------------------------------------------

                               Tier 1 Capital      Tier 1 Capital      Total Capital
                                 to Adjusted          to Risk -          to Risk -
(Dollars in Thousands)          Total Assets       Weighted Assets    Weighted Assets

- -------------------------------------------------------------------------------------
Actual capital                   $  302,200          $  302,200         $  329,577
Percentage of adjusted assets         5.22%              11.99%             13.07%
Minimum requirements to be
  classified well-capitalized         5.00%               6.00%             10.00%
- -------------------------------------------------------------------------------------

D.  CONTINGENCIES:
    --------------

Loans sold subject to recourse provisions totaled approximately $51,834,000 at December 31, 1994, which represents the total potential credit risk associated with these particular loans. Such credit risk would, however, be offset by the value of the single-family residential properties which collateralize these loans. In addition, during fiscal year 1992, the Bank exchanged residential first mortgage loans for mortgage-backed securities of which certain loans may not conform to all securitization underwriting guideline requirements and, as such, are subject to a loss obligation and therefore would be repurchased by the Bank. At December 31, 1994, such residential loans subject to possible repurchase by the Bank totaled $2,700,000.

The Bank, through a real estate development subsidiary, is contingently liable as a corporate general partner in real estate limited partnerships for obligations totaling approximately $1,152,000 at December 31, 1994. These obligations were guaranteed by the Bank to finalize the syndication of certain real estate limited partnerships. The credit risk involved for the amounts relating to these contingent liabilities is essentially the same as that involved in extending commercial loans to customers and would be collateralized by commercial real estate.

The Corporation is subject to a number of lawsuits and claims for various amounts which arise out of the normal course of its business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Corporation's financial position or results of operations.


E.  ACCELERATED AMORTIZATION OF GOODWILL:
    -------------------------------------

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41,000,000. This appraisal of $41,000,000 was classified by management as core value of deposits totaling $19,643,000 and goodwill totaling $21,357,000.

The goodwill totaling $21,357,000 has been amortized over the six months ended December 31, 1994; and the remaining $19,643,000 of identifiable intangible assets associated with the acquisitions during 1986 through 1988 classified as core value of deposits is being amortized on a straight line basis over the remaining respective lives with the primary amount to be amortized over the 34 months beginning July 1, 1994 (or $1,718,000 and $3,436,000, respectively, amortized to expense for the three and six months ended December 31, 1994).

F.  ACQUISITION OF HOME FEDERAL SAVINGS AND LOAN:
    ---------------------------------------------

On July 15, 1994, the Bank consummated the acquisition of Home Federal Savings and Loan (Home Federal) which has two branches in Ada, Oklahoma for approximately $9,016,000 in cash. At July 15, 1994, Home Federal had total assets approximating $100,200,000, total deposits approximating $87,300,000 and stockholders' equity approximating $8,700,000. This acquisition will be accounted for as a purchase with the fair value of the assets and liabilities to be determined including an independent core value study and branch appraisals which will be completed on or before June 30, 1995. In addition, costs and expenses associated with this acquisition are estimated to approximate $500,000. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years and goodwill, if any, will be amortized over a period not to exceed 20 years. Amortization expense for the three and six months ended December 31, 1994, totaled $35,000 and $74,000, respectively.


G.  SUBSEQUENT EVENT - AGREEMENT WITH PROVIDENT FEDERAL SAVINGS BANK:
    -----------------------------------------------------------------

The Corporation announced on October 28, 1994, that the Bank had entered into a definitive agreement to purchase Provident Federal Savings Bank of Lincoln, Nebraska (Provident). Provident operates a traditional thrift operation with five branches located in the Lincoln metropolitan area. The agreement stipulates that the Bank will pay $7,525,000 in cash to purchase all of the outstanding common stock of Provident. The OTS indicated in a letter dated December 29, 1994, that the Bank's application was complete and acceptable for filing effective as of such date which means that the date of automatic regulatory approval is February 27, 1995, absent further action by the OTS. Subject to satisfaction of certain conditions, this merger is expected to be completed no later than April 15, 1995, unless extended by mutual agreement of the parties.

At December 31, 1994, Provident had assets totaling approximately $93,800,000, deposits totaling approximately $59,800,000 and stockholders' equity approximating $5,300,000. This acquisition will be accounted for as a purchase with the fair value of the assets and liabilities to be determined including an independent core value study and branch appraisals. Core value of deposits resulting from this transaction will be amortized using an accelerated method over a period not to exceed 10 years and goodwill, if any, will be amortized over a period not to exceed 20 years.

               Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          -----------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES:
- --------------------------------

The Corporation's principal asset is its investment in the capital stock of the Bank, and because it does not generate any significant revenues independent of the Bank, the Corporation's liquidity is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Corporation is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions and tax considerations. Under capital distribution regulations of the OTS, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend, has total capital that is at least equal to the amount of its fully phased-in capital requirements (a "Tier 1 Association") is permitted, after notice to the OTS, to pay dividends during a calendar year in an amount equal to the greater of (i) 75.0% of its net income for the recent four quarters, or (ii) 100.0% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. At December 31, 1994, the Bank qualified as a Tier 1 Association, and would be permitted, after notice to the OTS, to pay an aggregate amount approximating $33.5 million in dividends under these regulations. Should the Bank's regulatory capital fall below certain levels, applicable law would require prior approval by the OTS of such proposed dividends and, in some cases, would prohibit the payment of dividends.

At December 31, 1994, the Corporation's cash totaled $9.3 million of which $3.5 million is required to be retained under the terms of the Subordinated Note Indenture governing the subordinated notes due 1999. Due to the Corporation's limited independent operations, management believes that the cash balance at December 31, 1994, is currently sufficient to meet operational needs. However, the Corporation's ability to make future interest and principal payments on the subordinated notes is dependent upon its receipt of dividends from the Bank. Accordingly, on October 26, 1994, a dividend totaling $2.2 million was declared by the Bank and paid on December 13, 1994, to the Corporation. This dividend from the Bank was paid primarily to cover the semi-annual interest payments on the Corporation's subordinated debt. A dividend also totaling $2.2 million was paid by the Bank to the Corporation during the three months ended December 31, 1993. The Corporation also receives a small amount of cash from the exercise of stock options and the sale of stock under its employee benefit plans.

The Bank's primary sources of funds are (i) deposits, (ii) principal repayments on loans, mortgage-backed and investment securities, (iii) advances from the Federal Home Loan Bank (FHLB) of Topeka and (iv) cash generated from operations. As reflected in the Corporation's Consolidated Statement of Cash Flows, net cash flows provided by operating activities totaled $1.6 million for the six months ended December 31, 1994, and net cash flows used by operating activities totaled $36.3 million for the six months ended December 31, 1993. Amounts fluctuate from period to period primarily as a result of mortgage banking activity relating to the purchase and origination of loans for resale and the subsequent sale of such loans. The origination of loans for resale totaling $23.3 million for the six months ended December 31, 1994, is lower than the $129.0 million for the six months ended December 31, 1993, primarily due to the lower volume of loan refinancing activity attributable to the rise in interest rates over the past 12 months.

- --------------------------------------------

Net cash flows used by investing activities for the six months ended December 31, 1994, totaled $183.8 million and net cash flows provided by investing activities for the six months ended December 31, 1993, totaled $214.5 million. Amounts fluctuate from period to period primarily as a result of (i) principal repayments on loans and mortgage-backed securities and (ii) the purchase and origination of loans and mortgage-backed securities. During the first quarter of fiscal year 1995 the Bank acquired all assets and liabilities of Home Federal for which it paid cash totaling $9.0 million. In addition, the large amount of cash flows provided by investing activities for the six months ended December 31, 1993, is primarily from the acquisition of the deposits of Heartland Federal Savings and Loan Association (Heartland) in October 1993.

Net cash flows provided by financing activities for the six months ended December 31, 1994, totaled $195.1 million and net cash flows used by financing activities totaled $184.5 million for the six months ended December 31, 1993. Advances from the FHLB and retail deposits have been the primary sources to balance the Bank's funding needs during each of the periods presented. In addition, during the second quarter of fiscal year 1995, the Bank utilized securities sold under agreements to repurchase primarily for liquidity and asset liability management purposes. Accordingly, the balance of securities sold under agreements to repurchase at December 31, 1994, totaled $110.0 million compared to $61.5 million and $157.4 million, respectively, at September 30, 1994, and June 30, 1994, with the amount outstanding subject to fluctuation from period to period based on the aforementioned reasons. A net of $9.1 million in deposit outflows was experienced for the six months ended December 31, 1994, compared to a net increase of $100.2 million for the six months ended December 31, 1993, primarily due to the change in the interest rate environment which increased competition for retail deposits.

The Corporation has considered, and anticipates that it will in the future continue to consider, possible mergers with and acquisitions of other selected financial institutions. On July 15, 1994, the Bank consummated the acquisition of Home Federal located in Ada, Oklahoma, and on October 28, 1994, entered into a definitive agreement to purchase Provident located in Lincoln, Nebraska. See Notes F and G for additional information on these acquisitions. These acquisitions present the Bank with the opportunity to expand its retail network in the Oklahoma and greater metropolitan Lincoln, Nebraska markets and to increase its earnings potential by increasing its mortgage and consumer loan volumes funded by lower interest-bearing deposits than other types of borrowings.

The Corporation will seek to continue its growth through expansion of the Bank's operations in its market areas, consisting of Nebraska, Colorado, Oklahoma and Kansas, and may seek to enter markets in other adjoining states. The Bank will also seek to expand its operations both through competition for market share within its market areas and through mergers with and acquisitions of other selected financial institutions. Management of the Corporation believes that its emphasis on operating acquired entities as consumer-oriented financial institutions is attractive to potential acquisition candidates and may be advantageous in competing with larger banks for selected acquisitions.

- --------------------------------------------

At December 31, 1994, the Bank had issued commitments totaling $76.7 million to fund and purchase loans as follows: $41.6 million of single-family adjustable-rate mortgage loans, $16.4 million of single-family fixed-rate mortgage loans, $15.5 million of consumer loan lines of credit and $3.2 million of commercial real estate loans. These outstanding commitments to extend credit in order to originate loans or fund consumer loan lines of credit do not necessarily represent future cash requirements since many of the commitments may expire without being drawn. The Bank expects to fund these commitments, as necessary, from the sources of funds previously described.

The maintenance of an appropriate level of liquid resources to meet not only regulatory requirements but also to provide funding necessary to meet the Bank's current business activities and obligations is an integral element in the management of the Bank's assets. The Bank is required by federal regulation to maintain a minimum average daily balance of cash and certain qualifying liquid investments equal to 5.0% of the aggregate of the prior month's daily average savings deposits and short-term borrowings. The Bank's liquidity position was 7.26% at December 31, 1994. Liquidity levels will vary depending upon savings flows, future loan fundings, cash operating needs, collateral requirements and general prevailing economic conditions. The Bank does not currently foresee any difficulty in meeting its liquidity requirements.

RECENT DEVELOPMENT:
- -------------------

The Federal Deposit Insurance Corporation (FDIC) has recently proposed an amendment to the Bank Insurance Fund (BIF) risk-based assessment schedule which, if adopted as proposed, could lower the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a minimum of 0.04% of insured deposits. At the same time, the FDIC has indicated it anticipates that the assessment rate for Savings Association Insurance Fund (SAIF)-insured institutions in even the lowest risk-based premium category will not fall below the current 0.23% of insured deposits before the year 2002. If adopted, the FDIC proposal could not become effective until the semi-annual period after the BIF achieves its designated reserve ratio which the FDIC estimates may occur as early as June 1995. The proposed FDIC amendment, which is subject to approval by the FDIC Board of Directors and may or may not be adopted in its current form, would result in a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured savings associations, which the Bank is a member, at a significant competitive disadvantage to BIF-insured institutions.

NONPERFORMING ASSETS:
- ---------------------

Nonperforming assets are monitored closely on a regular basis by the Bank's internal credit review and asset workout groups with the Bank continuing to place a high priority on the conversion of nonperforming assets into earning assets. The Bank's nonperforming assets decreased by $3.9 million, or 6.0%, at December 31, 1994, compared to June 30, 1994. Nonperforming assets as of the dates indicated are summarized below:

- --------------------------------------------------------------------------------
                                             December 31,        June 30,
    (Dollars in Thousands)                       1994              1994
- --------------------------------------------------------------------------------

    Nonperforming loans:
       Residential real estate                 $  27,300       $  25,516
       Commercial real estate                      1,175           5,228
       Consumer                                      331             192
                                               ---------       ---------
          Total                                   28,806          30,936
                                               ---------       ---------

    Real estate:
       Commercial                                  8,026           9,808
       Residential                                 2,411           3,264
                                               ---------       ---------
          Total                                   10,437          13,072
                                               ---------       ---------

    Troubled debt restructurings:
       Commercial                                 19,550          18,445
       Residential                                 1,374           1,580
                                               ---------       ---------
          Total                                   20,924          20,025
                                               ---------       ---------

    Total nonperforming assets                 $  60,167       $  64,033
                                               =========       =========

    Nonperforming loans to total loans              .75%            .85%
    Nonperforming assets to total assets           1.04%           1.16%

    Allowance for loan losses:
       Other loans (1)                         $  28,628       $  25,605
       Bulk purchased loans (2)                   16,129          17,321
                                               ---------       ---------
                                               $  44,757       $  42,926
                                               =========       =========

    Allowance for loan losses to total loans       1.17%           1.18%
    Allowance for loan losses to total
       nonperforming assets                       74.39%          67.04%

- --------------------------------------------------------------------------------

(1) Includes $78,000 and $206,000, respectively, at December 31, 1994, and June 30, 1994, in general allowance for losses established primarily to cover risks associated with borrowers' delinquencies and defaults on loans held for sale .

(2) Represents the allowance for loan losses for single-family residential whole loans purchased between January 1991 and June 30, 1992 (bulk purchased loans), which had been allocated from the amount of net discounts associated with the Bank's purchase of these loans to provide for the credit risk associated with such bulk purchased loans. These bulk purchased loans had principal balances of $794.8 million and $868.0 million, respectively, at December 31, 1994, and June 30, 1994. These allowances are available only to absorb losses associated with respective bulk purchased loans, and are not available to absorb losses from other loans.

- ---------------------------------

The total allowance for loan losses increased by $1.8 million but the percentage of allowance for loan losses to total loans decreased one basis point at December 31, 1994, compared to June 30, 1994, due to the net increase of $195.2 million in total loans over the same period of time. The other three asset quality ratios improved at December 31, 1994, compared to June 30, 1994, due to net decreases in such nonperforming loans and nonperforming assets, primarily from the sale of properties and loan principal payments, combined with increases in both total loans ($195.2 million) and total assets ($275.8 million) over the same six month period. The ratios of nonperforming loans and assets of .75% and 1.04%, respectively, are indicators of the continued improvement in the reduction of these nonperforming loans and assets compared to the respective ratios of .85% and 1.16% at June 30, 1994. The total allowance for loan losses to total nonperforming assets of 74.39% also indicates improved coverage for potential losses as compared to the ratio of 67.04% at June 30, 1994.

The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio and current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's credit review group of the overall portfolio quality, real estate market conditions in the Bank's lending areas and regular review of specific problem loans.

Nonperforming loans at December 31, 1994, decreased by $2.1 million compared to June 30, 1994, primarily due to net decreases in loans moving into the 90-day delinquency category and from loan principal repayments. The net decrease of $2.6 million in real estate at December 31, 1994, compared to June 30, 1994, is substantially attributable to the sale of properties. The net increase of $899,000 in troubled debt restructurings at December 31, 1994, compared to June 30, 1994, is primarily attributable to the addition of commercial loans totaling $1.6 million partially offset by loan principal repayments.

RESULTS OF OPERATIONS:
- ----------------------

Net income for the three months ended December 31, 1994, was $1.3 million, or $.10 per share, compared to $9.1 million of net income for the three months ended December 31, 1993, or $.70 per share. The decrease in net income for the three months ended December 31, 1994, compared to the three months ended December 31, 1993, is primarily due to the following: an increase of $10.3 million in amortization expense of intangible assets, an increase of $2.5 million in general and administrative expenses and an increase of $125,000 in the provision for income taxes. These decreases to net income were offset by an increase of $3.5 million in net interest income, an improvement of $533,000 in real estate operations, an increase of $356,000 in loan servicing fees, an increase of $448,000 in other operating income, an improvement of $300,000 in loss on sales of loans and an increase of $83,000 in retail fees and charges.

Net income for the six months ended December 31, 1994, was $1.8 million, or $.14 per share, compared to $23.3 million of net income for the six months ended December 31, 1993, or $1.80 per share, which includes the cumulative effects of changes in accounting principles of $5.8 million, or $.45 per share. The decrease in net income for the six months ended December 31, 1994, compared to the six months ended December 31, 1993, is primarily due to the following: an increase of $21.0 million in amortization expense of intangible assets, a decrease of $5.8 million from the cumulative effects of changes in accounting principles, an increase of $4.5 million in general and administrative expenses and a $261,000 increase in the loss on sales of loans. These decreases to net income were offset by an increase of $6.0 million in net interest income, an improvement of $1.9 million in the provision for income taxes, an improvement of $833,000 in real estate operations, an increase of $500,000 in loan servicing fees, an increase of $397,000 in retail fees and charges and an increase of $384,000 in other operating income.

Net Interest Income:
- --------------------

Net interest income was $66.8 million for the six months ended December 31, 1994, compared to $60.8 million for the six months ended December 31, 1993, an increase of $6.0 million, or 9.9%. Net interest income was $33.7 million for the three months ended December 31, 1994, compared to $30.1 million for the three months ended December 31, 1993, an increase of $3.5 million, or 11.8%. Included in net interest income for all periods is the recognition of net discounts associated with bulk purchase residential mortgage loan prepayments totaling $1.0 million and $2.9 million, respectively, for the six months ended December 31, 1994 and 1993, and $475,000 and $1.3 million, respectively, for the comparable three month periods ended December 31, 1994 and 1993. The interest rate spread was 2.19% at December 31, 1994, compared to 2.50% at December 31, 1993, a decrease of 31 basis points. In addition, during the six months ended December 31, 1994 and 1993, interest rate spreads were 2.30% and 2.46%, respectively, representing a decrease of 16 basis points while the net yield on interest-earning assets decreased 15 basis points over these same periods of time. The continuing trend of increasing interest rates, which began in the first quarter of calendar year 1994, has put pressure on the Bank's interest rate spreads and yields and the resulting net interest income. Net interest income may continue to be adversely affected to the extent interest rates continue to increase.

Net interest income increased during the six months ended December 31, 1994, compared to December 31, 1993 notwithstanding a decline in the net yield on interest-earning assets of 15 basis points due to the fact that average interest-earning assets increased $779.5 million to $5.494 billion for the six months ended December 31, 1994, compared to $4.714 billion for the six months
ended December 31,  1993.   For the three  months ended December 31, 1994,
compared to the

- --------------------------------

three months ended December 31, 1993, average interest-earning assets increased $671.3 million accounting for the increase in net interest income of $3.5 million even though the interest rate spread and the net yield on interest-earning assets decreased eight and five basis points, respectively, over the same periods of time. Such substantial increases in average interest-earning assets for both three and six month periods is primarily due to the Bank's acquisitions of Heartland, Franklin Federal Savings Association (Franklin) and Home Federal.

The Bank has historically invested in interest-earning assets that have a longer duration than its interest-bearing liabilities. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk. In a rising rate environment, such as that prevailing in recent periods, liabilities typically will reprice faster than assets, thereby reducing the market value of long-term interest-earning assets and net interest income.

To mitigate this risk, the Bank has utilized certain financial instruments to hedge the interest rate exposure on certain interest-sensitive liabilities. However, beginning in fiscal year 1991, it has been the general direction of the Bank to move toward a natural rather than a synthetic, management of its interest rate risk. Therefore, the Bank has allowed these financial instruments to expire upon maturity while extending the maturities and locking in fixed interest rates on certain borrowings, predominantly advances from the FHLB, which has helped to reduce the Bank's one-year cumulative gap mismatch.

In connection with its asset/liability management program, the Bank has interest rate swap agreements with other counterparties under terms that provide an exchange of interest payments on the outstanding notional amount of the swap. Such agreements have been used to artificially lengthen the maturity of various interest-bearing liabilities and has subjected the Bank to interest rate risk since these swaps were entered into during a much higher interest rate environment and their cost is high relative to the protection afforded. In accordance with these arrangements, the Bank pays fixed rates and receives variable rates of interest according to a specified index. The Bank has reduced its level of such swap agreements to a notional principal amount of $93.5 million at December 31, 1994, from balances of $109.5 million and $144.5 million, respectively, at June 30, 1994, and December 31, 1993. For the six months ended December 31, 1994 and 1993, the Bank recorded $2.4 million and $4.9 million, respectively, in interest expense from its interest rate swap agreements. In the next 12 months through December 31, 1995, an additional $58.5 million of swap agreements will mature.

- --------------------------------

The following table illustrates other information concerning yields earned on interest-earning assets and rates paid on interest-bearing liabilities during and at the end of each of the periods presented.

- ----------------------------------------------------------------------------------------------------------
                                  For the Three        For the Six
                                   Months Ended       Months Ended              At
                                   December 31,        December 31,        December 31,
                                 ---------------     ---------------     ---------------
                                  1994     1993       1994     1993       1994     1993
                                 ------   ------     ------   ------     ------   ------
Weighted average yield on:
  Loans                           7.98%    8.14%      7.93%    8.30%      8.02%    7.97%
  Mortgage-backed securities      5.94     5.66       5.81     5.75       6.02     5.70
  Other investments               5.99     6.01       6.05     6.53       6.04     6.80
                                 ------   ------     ------   ------     ------   ------
    Interest-earning assets       7.34     7.45       7.27     7.64       7.39     7.42
                                 ------   ------     ------   ------     ------   ------

Weighted average rate paid on:
  Savings deposits                3.33     1.94       3.13     1.95       3.54     2.06
  Other time deposits             5.13     5.23       5.09     5.33       5.24     5.16
  Advances from FHLB              5.61     6.10       5.54     6.07       5.76     5.62
  Securities sold under
    agreements to repurchase      8.07     6.05       7.46     6.06       7.72     6.05
  Other borrowings               11.23    10.64      11.24    10.59      10.82    10.63
                                 ------   ------     ------   ------     ------   ------
    Interest-bearing liabilities  5.05     5.08       4.97     5.18       5.20     4.92
                                 ------   ------     ------   ------     ------   ------

Interest rate spread              2.29%    2.37%      2.30%    2.46%      2.19%    2.50%
                                 ======   ======     ======   ======     ======   ======
Net annualized yield on
  interest-earning assets         2.43%    2.48%      2.47%    2.62%      2.35%    2.62%
                                 ======   ======     ======   ======     ======   ======

- ----------------------------------------------------------------------------------------------------------

- --------------------------------

The following table presents average interest-earning assets and average interest-bearing liabilities, interest income or interest expense and average yields and rates during the three and six months ended December 31, 1994. The table below includes nonaccruing loans averaging $28.4 million and $28.9 million, respectively, for the three and six months ended December 31, 1994, as interest-earning assets at a yield of zero percent.

- -----------------------------------------------------------------------------------------------------
                                          Three Months Ended               Six Months Ended
                                          December 31, 1994                December 31,1994
                                  --------------------------------  ----------------------------------
                                                        Annualized                          Annualized
                                    Average                Yield/     Average                 Yield/
(Dollars in Thousands)              Balance   Interest     Rate       Balance    Interest      Rate
- ----------------------            ----------  --------  ----------  ----------   ---------  ----------
Interest-earning assets:
  Loans                           $3,785,016  $ 75,537     7.98%    $3,743,831    $148,375      7.93%
  Mortgage-backed securities       1,363,436    20,241     5.94      1,358,163      39,442      5.81
  Other investments                  390,515     5,898     5.99        391,834      11,959      6.05
                                  ----------  --------  ----------  ----------   ---------  ----------
    Interest-earning assets        5,538,967   101,676     7.34      5,493,828     199,776      7.27
                                  ----------  --------  ----------  ----------   ---------  ----------

Interest-bearing liabilities:
  Savings deposits                   999,009     8,386     3.33        993,058      15,670      3.13
  Other time deposits              2,433,833    31,464     5.13      2,438,049      62,545      5.09
  Advances from FHLB               1,798,231    25,429     5.61      1,740,406      48,635      5.54
  Securities sold under
    agreements to repurchase          53,513     1,104     8.07         73,255       2,792      7.46
  Other borrowings                    57,946     1,627    11.23         58,609       3,293     11.24
                                  ----------  --------  ----------  ----------   ---------  ----------
    Interest-bearing
       liabilities                 5,342,532    68,010     5.05      5,303,377     132,935      4.97
                                  ----------  --------  ----------  ----------   ---------  ----------

Net earnings balance              $  196,435                        $  190,451
                                  ==========                        ==========
Net interest income                           $ 33,666                           $  66,841
                                              ========                           =========
Interest rate spread                                       2.29%                                 2.30%
                                                        ==========                          ==========
Net annualized yield on
    interest-earning assets                                2.43%                                 2.47%
                                                        ==========                          ==========

- --------------------------------------------------------------------------------

- --------------------------------

The following table presents the dollar amount of changes in interest income and expense for each major component of interest-earning assets and interest-bearing liabilities, respectively, and the amount of change in each attributable to:
(1) changes in volume (change in volume multiplied by prior year rate), and (2) changes in rate (change in rate multiplied by prior year volume). The net change attributable to change in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate. This table demonstrates the effect of the increased volume of interest-earning assets and interest-bearing liabilities, the declining interest rates and the decline in interest rate spreads previously discussed.

- -----------------------------------------------------------------------------------------------------

                                     Three Months Ended                  Six Months Ended
                                 December 31, 1994 Compared         December 31, 1994 Compared
                                    to December 31, 1993                to December 31, 1993
                                -----------------------------  --------------------------------------
                                 Increase (Decrease) Due to          Increase (Decrease) Due to
                                -----------------------------  ----------------------------------------
(In Thousands)                   Volume      Rate      Net        Volume          Rate           Net
- -------------                   ---------  --------  --------  -------------  -------------  ----------

Interest Income:
  Loans                          $ 6,535   $(1,350)  $ 5,185        $23,110       $(15,419)  $ 7,691
  Mortgage-backed
    securities                     5,785       706     6,491         12,166            285    12,451
  Other investments                 (707)      (22)     (729)           530         (1,259)     (729)
                                 --------  --------  --------       --------      ---------  --------
    Interest income               11,613      (666)   10,947         35,806        (16,393)   19,413
                                 --------  --------  --------       --------      ---------  --------

Interest expense:
  Savings deposits                 1,432     3,250     4,682          3,646          5,181     8,827
  Other time deposits              2,445      (553)    1,892         14,643         (6,531)    8,112
  Advances from FHLB               4,237    (1,973)    2,264          7,057         (8,278)   (1,221)
  Securities sold under
    agreements to repurchase      (1,913)      624    (1,289)        (4,405)         2,400    (2,005)
  Other borrowings                  (241)       95    (  146)          (825)           515      (310)
                                 --------  --------  --------       --------      ---------  --------
    Interest expense               5,960     1,443     7,403         20,116         (6,713)   13,403
                                 --------  --------  --------       --------      ---------  --------

Net effect on net
    interest income              $ 5,653   $(2,109)  $ 3,544        $15,690       $ (9,680)  $ 6,010
                                 ========  ========  ========       ========      =========  ========

- -------------------------------------------------------------------------------------------------------

The decrease due to changes in rates between the six months ended December 31, 1994 and 1993, reflects the decrease in interest rate spreads. The improvement due to changes in volume is primarily the result of the acquisitions of Heartland, Franklin and Home Federal and the continued reduction of nonperforming assets.

Provision for Loan Losses:
- --------------------------

The Bank recorded loan loss provisions approximating $1.5 million for both three month periods ended December 31, 1994 and 1993, and $3.0 million for both six month periods ended December 31, 1994 and 1993. The loan loss provisions remained stable even though the Bank's total loan portfolio increased approximately $184.1 million at December 31, 1994, compared to December 31, 1993, indicating the improved credit quality of the loan portfolio and the stability of the nonperforming loans over the respective periods of time. The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's internal credit review group of the overall portfolio quality, and regular review of specific problem loans by the Bank's internal workout group.

Although the Bank believes that present levels of allowances for loan losses are adequate to reflect the risks inherent in its portfolios, there can be no assurance that the Bank will not experience increases in its nonperforming assets, that it will not increase the level of its allowances in the future or that significant provisions for losses will not be required based on factors such as deterioration in market conditions, changes in borrowers' financial conditions, delinquencies and defaults. In addition, regulatory agencies review the adequacy of allowances for losses on loans on a regular basis as an integral part of their examination process. Such agencies may require additions to the allowances based on their judgments of information available to them at the time of their examinations.

Loan Servicing Fees:
- --------------------

Fees from loans serviced for other institutions totaled $5.5 million and $10.8 million, respectively, for the three and six months ended December 31, 1994, compared to $5.2 million and $10.3 million, respectively, for the three and six months ended December 31, 1993. These increases comparing the respective periods are attributable to increases in the size of the loan servicing portfolio and increases in other ancillary loan fees. At December 31, 1994 and 1993, the mortgage servicing portfolio approximated $4.3 billion and $3.6 billion, respectively.

The value of the Bank's loan servicing portfolio increases as mortgage interest rates rise and loan prepayments decrease. It is expected that income generated from the Bank's loan servicing portfolio will increase in such an environment. However, this positive effect on the Bank's income is offset, in part, by a decrease in servicing fee income attributable to new loan originations, which historically decrease in periods of higher, or increasing, mortgage interest rates.

Retail Fees and Charges:
- ------------------------

Retail fees and charges totaled $2.3 million and $4.4 million, respectively, for the three and six months ended December 31, 1994, compared to $2.2 million and $4.0 million, respectively, for the three and six months ended December 31, 1993. The increases of $138,000 and $454,000, respectively, in retail fees and charges result from the Bank's expanding retail customer deposit base from the Heartland, Franklin and Home Federal acquisitions.

Real Estate Operations:
- -----------------------

The Corporation recorded a net gain on real estate operations totaling $22,000 for the three months ended December 31, 1994, compared to losses of $511,000 for the three months ended December 31, 1993. Losses on real estate operations for the six months ended December 31, 1994, amounted to $566,000 compared to losses of $1.4 million for the comparable period. These charges to operations reflect provisions for real estate losses, net real estate operations, and gains and losses on dispositions of real estate. The net gain on real estate operations for the three months ended December 31, 1994, is primarily due to the sale of certain commercial real estate property resulting in a pre-tax gain of $412,000. Management believes that such improvements in real estate operations, mainly attributable to disposing of certain properties at net gains or without incurring further losses, to substantial decreases in provisions for real estate losses, and to lower operating expenses for real estate operations, are indicative of the improvements management has made in the reduction of the Bank's real estate portfolio and to the improvement in the real estate markets.

Loss on Sales of Loans:
- -----------------------

During the three and six months ended December 31, 1994, the Bank sold to third parties through its mortgage banking operations loans totaling $109.7 million and $249.2 million, respectively, which resulted in net pre-tax losses of $80,000 and $360,000, respectively. This activity compares to sales of $183.0 million and $325.8 million, respectively, during the three and six months ended December 31, 1993, which resulted in net pre-tax losses of $257,000 and $99,000, respectively.

Other Operating Income:
- -----------------------

Other operating income totaled $2.0 million and $3.5 million, respectively, for the three and six months ended December 31, 1994, compared to $1.6 million and $3.1 million, respectively, for the three and six months ended December 31, 1993. The increase of $448,000 comparing the current second quarter results to the prior quarter is primarily due to increases in brokerage and insurance commission income of $578,000. The increase of $384,000 comparing the six months ended December 31, 1994, to the six months ended December 31, 1993, is primarily due to an increase in insurance commission income of $664,000 partially offset by a decrease of $143,000 in brokerage commission income.

General and Administrative Expenses:
- ------------------------------------

General and administrative expenses totaled $21.7 million and $41.9 million, respectively, for the three and six months ended December 31, 1994, compared to $19.2 million and $37.5 million, respectively, for the three and six months ended December 31, 1993. The increase of $2.5 million for the three months ended December 31, 1994, compared to the three months ended December 31, 1993, was primarily due to increases in compensation and benefits of $2.4 million, regulatory insurance and assessments of $344,000 and advertising of $311,000 partially offset by a decrease of $555,000 in other operating expenses.

The increase of $4.5 million for the six months ended December 31, 1994, compared to the six months ended December 31, 1993, was primarily due to increases in compensation and benefits of $4.4 million, occupancy and equipment of $170,000, regulatory insurance and assessments of $680,000 and advertising of $552,000 partially offset by a decrease of $1.3 million in other operating expenses.

The increases of $2.5 million and $4.5 million for the three and six months ended December 31, 1994, respectively, compared to the respective prior year periods are primarily attributable to the acquisitions of Heartland, Franklin and Home Federal as well as greater loan production costs expensed in the current periods as opposed to prior periods when greater amounts of loan production costs (primarily compensation and benefits) were able to be deferred as loan production volume was significantly higher than in the current fiscal year periods. Increases in general and administrative expenses directly resulting from the acquisitions totaled $615,000 and $2.2 million, respectively, comparing the three and six months ended December 31, 1994, to the respective prior year periods. Such increases in general and administrative expenses results from increased personnel, costs of operating 18 additional branches and higher regulatory insurance costs as a result of deposits acquired. Other expenses are also incurred on an indirect basis attributable to such acquisitions.

Future deposit insurance premiums paid by the Bank as a SAIF member may be substantially higher than those premiums paid by BIF members and could place the Bank at a significant competitive disadvantage to BIF-insured institutions. For additional information see "Recent Development" section.

Amortization of Goodwill and Core Value of Deposits:
- ----------------------------------------------------

Amortization of goodwill and core value of deposits totaled $2.9 million and $5.8 million, respectively, for the three and six months ended December 31, 1994, compared to $3.2 million and $6.2 million, respectively, for the comparable prior fiscal year periods.

- ----------------------------------------------------------------

The following summary sets forth the components of such amortization expense comparing the six months ended December 31, 1994, to the six months ended December 31, 1993.

- --------------------------------------------------------------------------------------
                                            Amortization Expense for
                                              the Six Months Ended
                                                 December 31,
                                            -----------------------
                                                                          Increase
   (In Thousands)                              1994         1993         (Decrease)
   --------------                           ---------     ---------     -----------
   Core Value of Deposits:
     Acquired before July 1, 1993           $   3,436     $   3,006     $      430
     Acquired after July 1, 1993                2,334            --          2,334
   Goodwill (before the June 30, 1994,
     valuation adjustment)                         --         3,158         (3,158)
                                            ---------     ---------     ----------

   Total Amortization Expense               $   5,770     $   6,164     $     (394)
                                            =========     =========     ==========
- --------------------------------------------------------------------------------------

As reflected in the above table, the net decrease of $394,000 is due to the decrease in goodwill amortization since such amortization was accelerated and for reporting purposes disclosed as a separate caption in the Consolidated Statement of Operations for fiscal year 1995. Such decrease was partially offset by the amortization of core value of deposits resulting from the Heartland, Franklin and Home Federal acquisitions and the accelerated amortization of core value of deposits acquired before July 1, 1993 (see "Accelerated Amortization of Goodwill" below).

Accelerated Amortization of Goodwill:
- -------------------------------------

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41.0. This appraisal of $41.0 million was classified by management as core value of deposits totaling $19.6 million and goodwill totaling $21.4 million.

The $21.4 million of goodwill has been amortized over the six months ended December 31, 1994 ($10.7 million for each of the two quarters ended December 31, 1994); and the remaining $19.6 million of identifiable intangible assets associated with the acquisitions during 1986 through 1988 classified as core value of deposits is being amortized on a straight line basis over the remaining respective lives with the primary amount to be amortized over the 34 months beginning July 1, 1994 (or $1.7 million and $3.4 million, respectively, for the three and six months ended December 31, 1994).

Provision for Income Taxes:
- ---------------------------

For the three and six months ended December 31, 1994, the provision for income taxes totaled $5.4 million and $10.7 million, respectively, compared to $5.3 million and $12.6 million for the respective three and six months ended December 31, 1993.

The provision for income taxes is computed on an interim basis based on an estimated effective tax rate expected to be applicable for the entire fiscal year. In arriving at such an effective tax rate, no effect is included for the income tax related to significant or unusual items which are separately reported. For the three and six months ended December 31, 1994, the Corporation recorded accelerated amortization of goodwill totaling $10.7 million and $21.4 million, respectively. The effect of the accelerated amortization of this nondeductible goodwill has been excluded from the determination of the annualized effective tax rate. As a result, the effective tax rate for the first two quarters of fiscal year 1995 is anticipated to be significantly higher than the effective tax rate for the final two quarters. See "Amortization of Goodwill and Core Value of Deposits" for additional information on the amortization of this goodwill.

Accordingly, the effective income tax rate for the three and six months ended December 31, 1994, was 81.3% and 85.9%, respectively, compared to 36.9% and 41.9%, respectively, for the comparable periods ended December 31, 1993. The effective tax rates for all periods vary from the federal statutory rate primarily due to the nondeductibility of amortization of goodwill in relation to the level of taxable income for the respective periods.

The effective tax rate for the six months ended December 31, 1993, includes a change in the federal tax law enacted in August 1993 that increased the federal corporate marginal tax rate from 34.0% to 35.0%. The effect of this tax rate change on the net deferred income tax liability resulted in the recording of additional income tax expense of $1.2 million for the first quarter ended September 30, 1993.


Cumulative Effects of Changes in Accounting Principles:
- -------------------------------------------------------

Included in the fiscal year 1994 first quarter results was the adoption of the provisions of two accounting statements resulting in the Corporation recording $5.8 million in net income, or $.45 per share, from the cumulative effects of these changes in accounting principles.

The adoption of the provisions of SFAS No. 109, "Accounting for Income Taxes," resulted in recording $6.1 million in net income, or $.48 per share, while the adoption of the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in recording a charge to income of $519,000 (net of a tax benefit of $183,000), or $.03 loss per share after tax.

                          PART II.  OTHER INFORMATION
                          ---------------------------

Item 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------

    (a). The 1994 annual meeting of stockholders of Commercial Federal Corporation was held on Tuesday, November 15, 1994, in Omaha, Nebraska.

    (b). This item is inapplicable since (i) proxies for the Registrant's annual meeting were solicited pursuant to Regulation 14 under the Securities Exchange Act of 1934, (ii) there was no solicitation in opposition to management's nominees as listed in the proxy statement, and (iii) all of such nominees were elected.

    (c). The only matter voted upon at the annual meeting was the election of three directors of the Corporation. The number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, for the election of directors, are set forth below.

                                                Number of Votes
                                     -------------------------------------
                                                 Against or
                                         For      Withheld    Abstentions
                                     ----------  ----------   ------------
         Election of Directors:
            Talton K. Anderson       10,444,178   448,565     1,906,264
            Carl G. Mammel           10,514,133   378,610     1,906,264
            James P. O'Donnell       10,514,202   378,541     1,906,264

         There were no broker non-voting shares on any of the above matters.

    (d). This item is inapplicable since the Registrant's stockholders did not receive any solicitation subject to Rule 14a-11 in connection with the annual meeting.


Item 6.  Exhibits and Reports on Form 8-K
         --------------------------------

    (a). Exhibits:

         Exhibit 11.  Computation of Earnings Per Share

    (b). Reports on Form 8-K

    On November 1, 1994, the Registrant filed a Current Report on Form 8-K reporting that on October 28, 1994, the Bank had entered into a definitive agreement to purchase Provident Federal Savings Bank of Lincoln, Nebraska.

    On November 18, 1994, the Registrant filed a Current Report on Form 8-K reporting that effective November 15, 1994, William A Fitzgerald was named chairman of its board of directors replacing Robert F. Krohn, who resigned such position on November 15, 1994. Mr. Fitzgerald will also continue to serve as the Registrant's chief executive officer and Mr. Krohn will remain a member of the board of directors. In addition, James A Laphen was promoted to president and will continue as chief operating and chief financial officer.

    No other Current Reports on Form 8-K were filed during the quarter ended December 31, 1994.

                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      COMMERCIAL FEDERAL CORPORATION
                                      ------------------------------
                                      (Registrant)



Date:  February 13, 1995              /s/ James A. Laphen
       ------------------             ------------------------------------------
                                      James A. Laphen, President, Chief
                                      Operating Officer and Chief
                                      Financial Officer (Duly Authorized
                                      and Principal Financial Officer)



Date:  February 13, 1995              /s/ Gary L. Matter
       ------------------             ------------------------------------------
                                      Gary L. Matter, Senior Vice President,
                                      Controller and Secretary
                                      (Principal Accounting Officer)

                                 EXHIBIT INDEX
                                 -------------


                                                            Page No.
                                                            --------

Exhibit 11.     Computation of Earnings Per Share              33

                                                                      Exhibit 11
                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                       COMPUTATION OF EARNINGS PER SHARE
                                  (Unaudited)
                                  -----------

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARES:
- -----------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended             Six Months Ended
                                                                  December 31,                   December 31,
                                                            ----------------------------   ----------------------
                                                               1994          1993           1994          1993
- -----------------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in
     accounting principles                                  $ 1,250,230   $ 9,070,571   $ 1,756,893   $17,469,229
Cumulative effects of changes in  accounting principles:
  Change in method of accounting for income taxes                    --            --            --     6,139,271
  Postretirement benefits, net of income tax benefit                 --            --            --      (336,176)
                                                            -----------   -----------   -----------   -----------
     Total cumulative effects of changes in
        accounting principles                                        --            --            --     5,803,095
                                                            -----------   -----------   -----------   -----------
Net income                                                  $ 1,250,230     9,070,571   $ 1,756,893   $23,272,324
                                                            ===========   ===========   ===========   ===========
- -----------------------------------------------------------------------------------------------------------------
PRIMARY:
- --------

Weighted average common shares outstanding                   12,805,117    12,672,853    12,797,709    12,670,970
Add shares applicable to stock options
     using average market price                                 198,068       236,342       210,841       244,640
                                                            -----------   -----------   -----------   -----------
Total average common and common equivalent
     shares outstanding                                      13,003,185    12,909,195    13,008,550    12,915,610
                                                            ===========   ===========   ===========   ===========

Income before cumulative effects of changes
     in accounting principles                               $       .10   $       .70   $       .14   $      1.35
Cumulative effects of changes in accounting principles:
 Change in method of accounting for income taxes                     --            --            --           .48
 Postretirement benefits, net of income tax benefit                  --            --            --          (.03)
                                                            -----------   -----------   -----------   -----------
        Total cumulative effects of changes
           in accounting principles                                  --            --            --           .45
                                                            -----------   -----------   -----------   -----------
Net income per common and common equivalent share           $       .10   $       .70   $       .14   $      1.80
                                                            ===========   ===========   ===========   ===========
- -----------------------------------------------------------------------------------------------------------------
FULLY DILUTED (1):
- ------------------

Weighted average common shares outstanding                   12,805,117    12,672,853    12,797,709    12,670,970
Add shares applicable to stock options
     using the period-end market price
     if higher than average market price and
     other dilutive factors                                     198,068       236,342       210,841       244,640
                                                            -----------   -----------   -----------   -----------
Total average common and common equivalent
     shares outstanding assuming full dilution               13,003,185    12,909,195    13,008,550    12,915,610
                                                            ===========   ===========   ===========   ===========

Income before cumulative effects of changes
     in accounting principles                               $       .10   $       .70   $       .14   $      1.35
Cumulative effects of changes in accounting principles:
     Change in method of accounting for income taxes                 --            --            --           .48
     Postretirement benefits, net of income tax benefit              --            --            --          (.03)
                                                            -----------   -----------   -----------   -----------
        Total cumulative effects of changes
           in accounting principles                                  --            --            --           .45
                                                            -----------   -----------   -----------   -----------
Net income per common share assuming full dilution          $       .10   $       .70   $       .14   $      1.80
                                                            ===========   ===========   ===========   ===========

(1) This calculation is submitted in accordance with Regulation S-K Item 601(b)(11) although not required by footnote 2 to paragraph 14 of APB
     Opinion No. 15 because it results in dilution of less than 3%.
- --------------------------------------------------------------------------------

                                                                      Exhibit 13

                                    UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 10-Q


[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Quarterly period ended March 31, 1995
                                                ----------------

                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to
                               ----------   ---------

Commission file number 0-13082
                       -------

                             COMMERCIAL FEDERAL CORPORATION
                   -----------------------------------------------------
                   (Exact name of registrant as specified in its charter)


            NEBRASKA                                             47-0658852
- -------------------------------                              -----------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

2120 SOUTH 72ND STREET, OMAHA, NEBRASKA                              68124
- ---------------------------------------                            ---------
(Address of principal executive offices)                           (Zip Code)

                                       (402) 554-9200
                     ---------------------------------------------------
                     (Registrant's telephone number, including area code)

                                        Not Applicable
                     ---------------------------------------------------
                    (Former name, former address and former fiscal year,
                                  if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO
                                      ---    ---
                       APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.


            Class                                    Outstanding at May 5, 1995
- -----------------------------                        --------------------------
Common Stock, $0.01 Par Value                            12,877,754 Shares

                      The exhibit index is located on page 33.

                      This document is comprised of 36 pages.

                           COMMERCIAL FEDERAL CORPORATION
                           ------------------------------
                                     FORM 10-Q
                                     ---------
                                       INDEX
                                       -----

- ----------------------------------------------------------------------------------
Part I.   Financial Information                                           Page No.
          ---------------------                                           --------

          Item 1.  Financial Statements:

               Consolidated Statement of Financial Condition as of
                 March 31, 1995, and June 30, 1994                               3

               Consolidated Statement of Operations for the Three
                 and Nine Months Ended March 31, 1995 and 1994              4 -  5

               Consolidated Statement of Cash Flows for the Three
                 and Nine Months Ended March 31, 1995 and 1994              6 -  7

               Notes to Consolidated Financial Statements                   8 - 15

          Item 2.  Management's Discussion and Analysis of Financial
                   Condition and Results of Operations                     16 - 30

Part II.  Other Information
          -----------------
          Item 5.  Other Information                                            31

          Item 6.  Exhibits and Reports on Form 8-K                             31

Signature Page                                                                  32
- ----------------------------------------------------------------------------------

                        PART I.  FINANCIAL INFORMATION
                        ------------------------------
                         Item 1.  Financial Statements
                         -----------------------------

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                  (Unaudited)

- ----------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                               March 31,     June 30,
                                                                                       1995          1994
ASSETS
- -----------------------------------------------------------------------------------------------------------
Cash (including short-term investments of $3,500 and $500)                         $   30,285    $   21,208
Mortgage-backed securities available for sale, at fair value                           10,555        12,171
Loans held for sale (market value of $32,570 and $74,321)                              32,570        74,321
Investment securities held to maturity (fair value of $277,823
  and $273,601)                                                                       284,923       280,600
Mortgage-backed securities held to maturity (fair value of
  $1,299,977 and $1,240,299)                                                        1,348,083     1,293,263
Loans receivable, net of allowances of $45,471 and $42,720                          3,808,079     3,518,617
Federal Home Loan Bank stock                                                           95,184        90,913
Interest receivable, net of reserves of $391 and $406                                  34,463        34,621
Real estate                                                                            15,689        16,011
Premises and equipment                                                                 59,108        54,534
Prepaid expenses and other assets                                                      62,194        57,896
Goodwill and core value of deposits, net of accumulated
  amortization of $133,441 and $104,115                                                32,442        67,185
- -----------------------------------------------------------------------------------------------------------
     Total Assets                                                                  $5,813,575    $5,521,340
- -----------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------------------------
Liabilities:
  Deposits                                                                         $3,522,546    $3,355,597
  Advances from Federal Home Loan Bank                                              1,691,215     1,524,516
  Securities sold under agreements to repurchase                                      120,000       157,432
  Other borrowings                                                                     56,223        59,740
  Interest payable                                                                     22,579        26,076
  Other liabilities                                                                   104,335       118,528
- -----------------------------------------------------------------------------------------------------------
     Total Liabilities                                                              5,516,898     5,241,889
- -----------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                              --            --

Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares authorized;
    none issued                                                                            --            --
  Common stock, $.01 par value; 25,000,000 shares authorized;
    12,875,094 and 12,783,684 shares issued and outstanding                               129           128
  Additional paid-in capital                                                          139,231       137,293
  Unrealized holding gain on securities available for sale, net                             3            --
  Retained earnings, substantially restricted                                         157,314       142,030
- -----------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                                       296,677       279,451
- -----------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                                    $5,813,575    $5,521,340
- -----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)

- -----------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                   Three Months Ended    Nine Months Ended
                                                                   March 31,             March 31,
                                                                -----------------    -----------------
                                                                1995      1994        1995      1994
- -------------------------------------------------------------------------------------------------------
Interest Income:
   Loans receivable                                           $ 76,911   $ 70,947   $225,286   $211,631
   Mortgage-backed securities                                   21,029     14,533     60,471     41,524
   Investment securities                                         6,055      6,205     18,014     18,893
- -------------------------------------------------------------------------------------------------------
      Total interest income                                    103,995     91,685    303,771    272,048

Interest Expense:
   Deposits                                                     41,172     33,063    119,387     94,339
   Advances from Federal Home Loan Bank                         25,079     22,016     73,714     71,872
   Securities sold under agreements to repurchase                2,217      2,374      5,009      7,171
   Other borrowings                                              1,578      1,699      4,871      5,302
- -------------------------------------------------------------------------------------------------------
      Total interest expense                                    70,046     59,152    202,981    178,684

Net Interest Income                                             33,949     32,533    100,790     93,364
Provision for Loan Losses                                       (1,509)    (1,509)    (4,525)    (4,525)
- -------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses             32,440     31,024     96,265     88,839

Other Income (Loss):
   Loan servicing fees                                           5,796      5,010     16,554     15,268
   Retail fees and charges                                       2,107      1,953      6,517      5,966
   Real estate operations                                           (7)      (347)      (573)    (1,746)
   Loss on sales of loans                                         (189)      (510)      (549)      (609)
   Other operating income                                        1,959      1,408      5,454      4,519
- -------------------------------------------------------------------------------------------------------
      Total other income                                         9,666      7,514     27,403     23,398

Other Expense:
   General and administrative expenses:
    Compensation and benefits                                    8,765      7,367     25,971     20,183
    Occupancy and equipment                                      4,829      4,360     13,757     13,118
    Regulatory insurance and assessments                         2,177      1,987      6,350      5,480
    Advertising                                                    995        912      3,037      2,402
    Other operating expenses                                     5,097      4,636     14,691     15,541
- -------------------------------------------------------------------------------------------------------
      Total general and administrative expenses                 21,863     19,262     63,806     56,724
   Amortization of goodwill and core value of deposits           2,199      3,924      7,969     10,088
   Accelerated amortization of goodwill                             --         --     21,357         --
- -------------------------------------------------------------------------------------------------------
      Total other expense                                       24,062     23,186     93,132     66,812

Income Before Provision for Income Taxes and Cumulative
      Effects of Changes in Accounting Principles               18,044     15,352     30,536     45,425
Provision for Income Taxes                                       4,517      5,655     15,252     18,259
- -------------------------------------------------------------------------------------------------------

Income Before Cumulative Effects of Changes
      in Accounting Principles                                  13,527      9,697     15,284     27,166
- -------------------------------------------------------------------------------------------------------
Cumulative Effects of Changes in Accounting Principles:
   Change in method of accounting for income taxes                  --         --         --      6,139
   Postretirement benefits, net of income tax benefit of $183       --         --         --       (336)
- -------------------------------------------------------------------------------------------------------
      Total cumulative effects of changes
         in accounting principles                                   --         --         --      5,803
- -------------------------------------------------------------------------------------------------------

Net Income                                                    $ 13,527   $  9,697   $ 15,284   $ 32,969
- -------------------------------------------------------------------------------------------------------

               COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
                                  (Unaudited)

- -----------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Data)                  Three Months Ended    Nine Months Ended
                                                                   March 31,             March 31,
                                                               -----------------     ----------------
                                                                1995      1994        1995      1994
- -----------------------------------------------------------------------------------------------------
Earnings Per Common Share:
- ------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in
   accounting principles                                      $  1.04    $   .75    $  1.17    $  2.10
                                                              -------    -------    -------    -------
Cumulative effects of changes in accounting principles:
   Changes in method of accounting for income taxes                --         --         --        .48
   Postretirement benefits, net of income tax benefit              --         --         --       (.03)
                                                              -------    -------    -------    -------
         Total                                                     --         --         --        .45
- ------------------------------------------------------------------------------------------------------
Net Income                                                    $  1.04    $   .75    $  1.17    $  2.55
- ------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

- ------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                                Nine Months Ended
                                                                                           March 31,
                                                                                  --------------------------
                                                                                      1995           1994
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                         $   15,284     $   32,969
Adjustments to reconcile net income to net cash provided
 by operating activities:
   Cumulative effects of changes in accounting principles                                  --         (6,139)
   Accelerated amortization of goodwill                                                21,357             --
   Provisions for loss on loans and real estate                                         4,882          5,495
   Depreciation and amortization                                                        3,933          3,346
   Accretion of deferred discounts and fees                                            (2,441)        (9,569)
   Amortization of goodwill and core value of deposits                                  7,969         10,088
   Amortization of premiums                                                             7,172          6,327
   Loss on sales of loans, net                                                            549            609
   Gain on sale of real estate, net                                                      (772)          (847)
   Proceeds from the sale of loans                                                    331,833        519,361
   Origination of loans for resale                                                    (28,846)      (139,579)
   Purchase of loans for resale                                                      (317,240)      (374,783)
   Decrease in interest receivable                                                        967          1,107
   Decrease in interest payable                                                        (3,660)        (6,767)
   (Decrease) increase in other liabilities                                            (8,645)         8,926
   Other items, net                                                                    (6,044)       (25,414)
                                                                                   ----------     ----------
      Total adjustments                                                                11,014         (7,839)
                                                                                   ----------     ----------
         Net cash provided by operating activities                                 $   26,298     $   25,130
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of loans                                                              $ (531,915)    $ (888,572)
   Principal repayments of loans and mortgage-backed securities                       527,250        959,386
   Origination of loans                                                              (224,334)      (456,542)
   Proceeds from sale of mortgage-backed securities available for sale                 22,645             --
   Proceeds from sale of investment securities available for sale                      14,797             --
   Purchases of mortgage-backed securities                                            (13,411)       (96,233)
   Maturities and repayments of investment securities                                  11,434         89,421
   Purchases of investment securities                                                 (10,000)      (130,408)
   Purchases of premises and equipment, net                                            (7,563)        (2,567)
   Proceeds from sale of real estate                                                    6,609         11,105
   Acquisition of deposits and related assets, net                                     (6,338)       532,335
   Purchases of mortgage servicing rights                                              (5,439)        (4,297)
   Purchases of Federal Home Loan Bank stock                                           (2,600)            --
   Payments to acquire real estate                                                       (756)        (1,185)
   Proceeds from sale of Federal Home Loan Bank stock                                      --         10,000
                                                                                   ----------     ----------
         Net cash (used) provided by investing activities                          $ (219,621)    $   22,443
- ------------------------------------------------------------------------------------------------------------

               COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
                                  (Unaudited)

- ---------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                                                Nine Months Ended
                                                                                          March 31,
                                                                                -------------------------
                                                                                    1995           1994
- ----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                                         $    79,463    $   175,222
   Proceeds from Federal Home Loan Bank advances                                    519,220        654,350
   Repayment of Federal Home Loan Bank advances                                    (356,097)      (865,558)
   Proceeds from securities sold under agreements to repurchase                     120,000          2,570
   Repayment of securities sold under agreements to repurchase                     (157,432)            --
   Repayment of other borrowings                                                     (3,808)        (8,776)
   Other items, net                                                                   1,054            524
                                                                                -----------    -----------
         Net cash provided (used) by financing activities                           202,400        (41,668)
- ----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
   Increase in net cash position                                                      9,077          5,905
   Balance, beginning of year                                                        21,208         33,504
                                                                                -----------    -----------
   Balance, end of period                                                       $    30,285    $    39,409
                                                                                ===========    ===========
- ----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
   Interest expense                                                             $   206,486    $   181,173
   Income taxes, net                                                                  7,993          9,233
Non-cash investing and financing activities:
   Loans exchanged for mortgage-backed securities                                   130,639        303,455
   Loans transferred to real estate                                                   3,408          5,722
   Loans to facilitate the sale of real estate                                          569          2,974
- ----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                        COMMERCIAL FEDERAL CORPORATION
                        ------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
              AS OF AND FOR THE NINE MONTHS ENDED MARCH 31, 1995
              --------------------------------------------------
                                  (UNAUDITED)


A.   BASIS OF CONSOLIDATION AND PRESENTATION:
     ----------------------------------------
The unaudited consolidated financial statements are prepared on an accrual basis and include the accounts of Commercial Federal Corporation (the Corporation) and its wholly-owned subsidiary, Commercial Federal Bank, a Federal Savings Bank (the Bank), and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The accompanying interim consolidated financial statements have not been audited by independent auditors. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments except for the accelerated amortization of goodwill recorded during the first six months of fiscal year 1995 and the cumulative effects of changes in accounting principles for fiscal year 1994) considered necessary to fairly present the financial statements have been included. The consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Corporation's June 30, 1994, audited Annual Report to Stockholders. The results of operations for the nine month period ended March 31, 1995, are not necessarily indicative of the results which may be expected for the entire fiscal year 1995. Certain amounts in the prior fiscal year periods have been reclassified for comparative purposes.


B.   NEW ACCOUNTING PRONOUNCEMENTS:
     ------------------------------
Accounting for Certain Investments in Debt and Equity Securities:

As of July 1, 1994, the Corporation implemented the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115) entitled "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (i) debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings; and (iii) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

As of March 31, 1995, the Bank had mortgage-backed securities totaling $10,555,000 classified as "available for sale" with a corresponding addition to stockholders' equity totaling $5,000 (net of a deferred income tax benefit of approximately $2,000).

     ------------------------------------------
Accounting by Creditors for Impairment of a Loan:

As of July 1, 1994, the Corporation effectively implemented the provisions of Statement of Financial Accounting Standards No. 114 (SFAS No. 114) entitled "Accounting by Creditors for Impairment of a Loan," which has been amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 addresses the accounting by creditors for impairment of certain loans and applies to all loans, whether or not collateralized, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms. SFAS No. 114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral. SFAS No. 114 also amends SFAS No. 5 on contingencies to clarify that a creditor should evaluate the collectibility of both contractual interest and principal of all receivables when assessing the need to accrue a loss; and amends SFAS No. 15 on troubled debt restructurings involving a modification of loan terms.

The implementation of the provisions of these statements had no material effect on the Corporation's financial position or results of operations.

Disclosures on Derivative Financial Instruments and Fair Value of Financial
Instruments:

In October 1994, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 119 (SFAS No. 119) entitled "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires disclosures about amounts, nature and terms of derivative financial instruments (such as futures; forward, swap and option contracts; and other financial instruments with similar characteristics). This statement also amends the existing requirements of SFAS No. 105 and No. 107 primarily to require disaggregation of information about derivative financial instruments from nonderivative financial instruments regarding concentrations of credit risk and fair value disclosure.

The provisions of SFAS No. 119 are effective as of June 30, 1995, for the Corporation. Because this statement requires only disclosures about derivative financial instruments and does not require adjustments to any such instruments, the provisions of SFAS No. 119 will not have either a positive or negative effect on the Corporation's financial position and no effect on results of operations.

     -----------------------------------------
Accounting for the Impairment of Long-Lived Assets:

In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121) entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the recognition and measurement of the impairment of long-lived assets, certain identifiable intangibles and goodwill. This statement does not apply to core deposit intangibles or mortgage and other servicing rights. The provisions of this statement require that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the provisions of SFAS No. 121 require the estimation of the expected future cash flows (undiscounted and without interest charges) to result from the use of the asset and its eventual disposition with an impairment loss recognized if the sum of such cash flows is less than the carrying amount of the asset.

SFAS No. 121 is effective for fiscal years beginning after December 15, 1995, with earlier application encouraged and retroactive restatement not permitted. Management of the Corporation has not determined the time period in which to implement the provisions of this statement and does not believe such implementation will have a material effect on the Corporation's financial position or results of operations.

C.   REGULATORY CAPITAL:
     -------------------
At March 31, 1995, the Bank's estimates of its capital amounts and the capital levels required under Office of Thrift Supervision (OTS) capital regulations are as follows:

- -------------------------------------------------------------------------------------------
(Dollars in Thousands)                          Actual        Requirement         Excess
                                             -----------      -----------       ----------
Bank's Stockholder's Equity                  $   325,444
Less unrealized holding gain on debt
  securities available for sale, net                  (3)
Less intangible assets                           (29,682)
Less phase-out of investment
  in non-includable subsidiaries                  (1,635)
                                             -----------      -----------      -----------
Tangible Capital                             $   294,124      $    86,728      $   207,396
                                             ===========      ===========      ===========
Tangible Capital to Adjusted Assets (1)             5.09%            1.50%            3.59%
                                             ===========      ===========      ===========
- -------------------------------------------------------------------------------------------

Tangible Capital                             $   294,124
Plus certain restricted amounts
  of other intangible assets                      22,642
                                             -----------      -----------      -----------
Core Capital (Tier 1 Capital)                $   316,766      $   174,134      $   142,632
                                             ===========      ===========      ===========
Core Capital to Adjusted Assets (2)                 5.46%            3.00%            2.46%
                                             ===========      ===========      ===========
- -------------------------------------------------------------------------------------------

Core Capital                                 $   316,766
Plus general loan loss allowances                 29,583
Less that portion of land loans and
  non-residential construction loans in
  excess of an 80.0% loan-to-value ratio            (729)
                                             -----------      -----------      -----------
Risk-Based Capital (Total Capital)           $   345,620      $   204,497      $   141,123
                                             ===========      ===========      ===========
Risk-Based Capital to
     Risk Weighted Assets (3)                      13.52%            8.00%            5.52%
                                             ===========      ===========      ===========
- -------------------------------------------------------------------------------------------
(1)  Based on adjusted total assets totaling $5,781,836,000.
(2)  Based on adjusted total assets totaling $5,804,478,000.
(3)  Based on risk-weighted assets totaling $2,556,210,000.
- -------------------------------------------------------------------------------------------

     -------------------------------

In April 1991, the OTS proposed to amend its core capital requirement to establish a minimum 3.0% core capital ratio for savings institutions in the strongest financial and managerial condition. For all other savings institutions, the minimum core capital ratio would be 3.0% plus at least an additional 1.0% to 2.0%, determined on a case-by-case basis by the OTS after assessing both the quality of risk management systems and the level of overall risk in each individual savings institution. The Bank does not anticipate that it will be materially affected by this regulation if adopted in its current form.

The OTS issued an amendment effective July 1, 1994, to the risk-based capital standards that includes an interest rate risk component. The amendment generally requires thrifts with interest rate risk in excess of certain levels to maintain additional capital. Under this amendment, thrifts are divided into two groups, those with "normal" levels of interest rate risk and those with "greater than normal" levels of interest rate risk. Thrifts with greater than normal levels are subject to a deduction from total capital for purposes of calculating risk-based capital. The interest rate risk component is computed quarterly and the resulting capital requirement has an effective time lag of two quarters (e.g., the March 31, 1995, calculation would use September 30, 1994, data). However, in a letter dated October 13, 1994, this interest rate risk deduction has been temporarily waived by the OTS to avoid uncertainty and confusion while OTS standards for a regulatory appeals process relating to the OTS-calculated interest rate risk deduction are finalized. Based on the Bank's interest rate risk profile and the level of interest rates at March 31, 1995, as well as the Bank's level of risk-based capital at March 31, 1995, it appears that this amendment will not have a material adverse effect on the Bank's level of excess risk-based capital.

The Federal Deposit Insurance Corporation Improvement Act of 1991 established five regulatory capital categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized; and authorized banking regulatory agencies to take prompt corrective action with respect to institutions in the three undercapitalized categories. These corrective actions become increasingly more stringent as the institution's regulatory capital declines. At March 31, 1995, the Bank exceeded the minimum requirements for the well-capitalized category as shown in the following table.

- ------------------------------------------------------------------------------------
                                 Tier 1 Capital    Tier 1 Capital     Total Capital
                                   to Adjusted       to Risk -          to Risk -
(Dollars in Thousands)            Total Assets     Weighted Assets   Weighted Assets
- ------------------------------------------------------------------------------------
Actual capital                     $  316,766        $  316,766        $  345,620
Percentage of adjusted assets            5.46%            12.39%            13.52%
Minimum requirements to be
  classified well-capitalized            5.00%             6.00%            10.00%
- ------------------------------------------------------------------------------------


D.   CONTINGENCIES:
     --------------

Loans sold subject to recourse provisions totaled approximately $49,687,000 at March 31, 1995, which represents the total potential credit risk associated with these particular loans. Such credit risk would, however, be offset by the value of the single-family residential properties which collateralize these loans. In addition, during fiscal year 1992, the Bank exchanged residential first mortgage loans for mortgage-backed securities of which certain loans may not conform to all securitization underwriting guideline requirements and, as such, are subject to a loss obligation and therefore would be repurchased by the Bank. At March 31, 1995, such residential loans subject to possible repurchase by the Bank totaled $2,700,000.

The Bank, through a real estate development subsidiary, is contingently liable as a corporate general partner in real estate limited partnerships for obligations totaling approximately $1,123,000 at March 31, 1995. These obligations were guaranteed by the Bank to finalize the syndication of certain real estate limited partnerships. The credit risk involved for the amounts relating to these contingent liabilities is essentially the same as that involved in extending commercial loans to customers and would be collateralized by commercial real estate.

The Corporation is subject to a number of lawsuits and claims for various amounts which arise out of the normal course of its business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Corporation's financial position or results of operations.


E.   ACCELERATED AMORTIZATION OF GOODWILL:
     -------------------------------------

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41,000,000. This appraisal of $41,000,000 as of June 30, 1994, was classified by management as core value of deposits totaling $19,643,000 and goodwill totaling $21,357,000.

The goodwill totaling $21,357,000 has been completely amortized to expense over the six months ended December 31, 1994.

F.   ACQUISITION OF HOME FEDERAL SAVINGS AND LOAN:
     ---------------------------------------------

On July 15, 1994, the Bank consummated the acquisition of Home Federal Savings and Loan (Home Federal) which has two branches in Ada, Oklahoma for approximately $9,016,000 in cash. At July 15, 1994, Home Federal had total assets approximating $100,200,000, total deposits approximating $87,300,000 and stockholders' equity approximating $8,700,000. This acquisition is being accounted for as a purchase with the fair value of the assets and liabilities being determined including an independent core value study, branch appraisals and a valuation of the loan servicing portfolio, to be completed on or before June 30, 1995. In addition, costs and expenses associated with this acquisition are estimated to approximate $500,000. Core value of deposits resulting from this transaction will be amortized on an accelerated basis over a period not to exceed 10 years and goodwill, if any, will be amortized over a period not to exceed 20 years. Amortization expense for the three and nine months ended March 31, 1995, totaled $40,000 and $114,000, respectively.


G.   SUBSEQUENT EVENT - AGREEMENT WITH PROVIDENT FEDERAL SAVINGS BANK:
     -----------------------------------------------------------------

On April 3, 1995, the Bank consummated the purchase of Provident Federal Savings Bank of Lincoln, Nebraska (Provident) for $7,525,000 in cash. Provident operates a traditional thrift operation with five branches located in the Lincoln metropolitan area with one branch scheduled to be closed by the Bank in May 1995.

At April 3, 1995, Provident had assets totaling approximately $96,700,000, deposits totaling approximately $58,100,000 and stockholders' equity approximating $4,600,000. This acquisition will be accounted for as a purchase with the fair value of the assets and liabilities to be determined including an independent core value study, branch appraisals and a valuation of the loan servicing portfolio. Core value of deposits resulting from this transaction will be amortized using an accelerated method over a period not to exceed 10 years and goodwill, if any, will be amortized over a period not to exceed 20 years.


H.   SUBSEQUENT EVENT - PROPOSED ACQUISITION:
     ----------------------------------------
On April 18, 1995, the Corporation entered into a Reorganization and Merger Agreement (the Agreement) by and among the Corporation, the Bank, Railroad Financial Corporation (Railroad) and Railroad Savings Bank, a wholly-owned subsidiary of Railroad.

Under the terms of the Agreement, the Corporation will acquire all of the outstanding shares of Railroad and Railroad's shareholders will receive shares of the Corporation's common stock. The number of shares to be received by Railroad's shareholders will be determined based upon the average closing price of the Corporation's common stock for the twenty-fifth through the sixth trading days preceding the effective date of the proposed merger (the Average Closing Price). If such Average Closing Price is equal to or greater than $24.00 per share, but equal to or less than $27.00 per share, Railroad's shareholders will receive $17.25 in value of the Corporation's common stock for each share of Railroad common stock. If such Average Closing Price is greater than $27.00 per share, each of Railroad's shareholders will receive .6389 shares of the Corporation's common stock for each share of Railroad common stock; and if the Average Closing Price is less than $24.00 per share, each of Railroad's shareholders will receive .7188 shares of the Corporation's common stock for each share of Railroad common stock.

     ----------------------------------------------------

Railroad may terminate the Agreement if the Average Closing Price is less than $20.00 per share and certain other conditions are satisfied; subject, however, to the right of the Corporation to increase the consideration to be received by Railroad's shareholders so that such shareholders would receive for each share of Railroad common stock shares of the Corporation's common stock equal to the number obtained by dividing $14.38 by the Corporation's Average Closing Price. In such event, Railroad loses the right to terminate the Agreement. Based on the Corporation's closing stock price on April 18, 1995, this proposed transaction has an aggregate value approximating $36,502,000 and would result in the exchange of 1,377,427 shares of the Corporation's common stock for 100% of the common stock of Railroad.

The Corporation also announced that it had entered into a stock option agreement with Railroad under which the Corporation has been granted an option to purchase 13%, or 316,190 shares at April 18, 1995, of Railroad's outstanding shares of common stock for $11.875 per share under certain circumstances provided in such agreement.

At March 31, 1995, Railroad had assets totaling approximately $571,547,000, deposits totaling approximately $329,510,000 and stockholders' equity totaling approximately $27,174,000. Railroad operates 10 branches in Kansas and has the rights to purchase from First Bank System, Inc. seven branches also located in Kansas with deposits totaling approximately $95,500,000.

The proposed acquisition is subject to the Corporation's completion of a due diligence examination of Railroad and Railroad Savings Bank, regulatory approvals, the approval of Railroad's stockholders and other conditions. All conditions are expected to be completed by December 31, 1995, however, under terms of the Agreement this transaction must be completed by March 31, 1996, unless extended by mutual agreement of both parties. It is anticipated that this acquisition will be accounted for as a pooling of interests.

                  Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ---------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES:
- --------------------------------

The Corporation's principal asset is its investment in the capital stock of the Bank, and because it does not generate any significant revenues independent of the Bank, the Corporation's liquidity is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Corporation is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions and tax considerations. Under capital distribution regulations of the OTS, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend, has total capital that is at least equal to the amount of its fully phased-in capital requirements (a "Tier 1 Association") is permitted, after notice to the OTS, to pay dividends during a calendar year in an amount equal to the greater of (i) 75.0% of its net income for the recent four quarters, or (ii) 100.0% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. At March 31, 1995, the Bank qualified as a Tier 1 Association, and would be permitted, after notice to the OTS, to pay an aggregate amount approximating $78.2 million in dividends under these regulations. Should the Bank's regulatory capital fall below certain levels, applicable law would require prior approval by the OTS of such proposed dividends and, in some cases, would prohibit the payment of dividends.

At March 31, 1995, the Corporation's cash totaled $10.1 million of which $3.5 million is required to be retained under the terms of the Subordinated Note Indenture governing the subordinated notes due 1999. Due to the Corporation's limited independent operations, management believes that the cash balance at March 31, 1995, is currently sufficient to meet operational needs. However, the Corporation's ability to make future interest and principal payments on the subordinated notes is dependent upon its receipt of dividends from the Bank. Accordingly, a dividend totaling $2.2 million was paid on December 13, 1994, to the Corporation from the Bank primarily to cover the semi-annual interest payments on the Corporation's subordinated debt. On April 26, 1995, another dividend totaling $2.2 million was declared by the Bank to be paid on or after June 1, 1995, to the Corporation. A dividend also totaling $2.2 million was paid by the Bank to the Corporation during the nine months ended December 31, 1994. The Corporation also receives a small amount of cash from the exercise of stock options and the sale of stock under its employee benefit plans.

The Bank's primary sources of funds are (i) deposits, (ii) principal repayments on loans, mortgage-backed and investment securities, (iii) advances from the Federal Home Loan Bank (FHLB) of Topeka and (iv) cash generated from operations. As reflected in the Corporation's Consolidated Statement of Cash Flows, net cash flows provided by operating activities totaled $26.3 million and $25.1 million, respectively, for the nine months ended March 31, 1995 and 1994. Amounts fluctuate from period to period primarily as a result of mortgage banking activity relating to the purchase and origination of loans for resale and the subsequent sale of such loans. The origination of loans for resale totaling $28.8 million for the nine months ended March 31, 1995, is lower than the $139.6 million for the nine months ended March 31, 1994, primarily due to the lower volume of loan refinancing activity attributable to the rise in interest rates over the past 12 months.

- --------------------------------------------

Net cash flows used by investing activities for the nine months ended March 31, 1995, totaled $219.6 million and net cash flows provided by investing activities for the nine months ended March 31, 1994, totaled $22.4 million. Amounts fluctuate from period to period primarily as a result of (i) principal repayments on loans and mortgage-backed securities and (ii) the purchase and origination of loans and mortgage-backed securities. During the first quarter of fiscal year 1995 the Bank acquired all the assets and liabilities of Home Federal for which it paid cash totaling $9.0 million. In addition, the large amount of cash flows provided by investing activities for the nine months ended March 31, 1994, is primarily from the acquisition of the deposits of Heartland Federal Savings and Loan Association (Heartland) in October 1993. The proposed acquisition of Railroad Financial Corporation will have no material effect on liquidity since such transaction will be consummated in an exchange of common stock between companies.

Net cash flows provided by financing activities for the nine months ended March 31, 1995, totaled $202.4 million and net cash flows used by financing activities totaled $41.7 million for the nine months ended March 31, 1994. Advances from the FHLB and retail deposits have been the primary sources to balance the Bank's funding needs during each of the periods presented. In addition, during the nine months ended March 31, 1995, the Bank has utilized securities sold under agreements to repurchase primarily for liquidity and asset liability management purposes with the amount outstanding subject to fluctuation from period to period based on the aforementioned reasons. A net increase of $79.5 million in deposits for the nine months ended March 31, 1995, was lower compared to a net increase of $175.2 million for the nine months ended March 31, 1994, primarily due to the change in the interest rate environment which has increased competition for retail deposits.

The Corporation has considered, and anticipates that it will in the future continue to consider, possible mergers with and acquisitions of other selected financial institutions. During fiscal year 1995 to date, the Bank consummated the acquisitions of Home Federal and Provident, and entered into an agreement with Railroad Financial Corporation headquartered in Wichita, Kansas. See Notes F, G and H for additional information on these completed and pending acquisitions. Such completed and proposed acquisitions present the Bank with the opportunity to expand its retail network in the Oklahoma, Kansas and greater metropolitan Lincoln, Nebraska markets and to increase its earnings potential by increasing its mortgage and consumer loan volumes funded by deposits which generally bear lower rates of interest than alternative sources of funds.

The Corporation will seek to continue its growth through expansion of the Bank's operations in its market areas, consisting of Nebraska, Colorado, Oklahoma and Kansas, and may seek to enter markets in other adjoining states. The Bank will also seek to expand its operations both through competition for market share within its market areas and through mergers with and acquisitions of other selected financial institutions. Management of the Corporation believes that its emphasis on operating acquired entities as consumer-oriented financial institutions is attractive to potential acquisition candidates and may be advantageous in competing with larger banks for selected acquisitions.

- --------------------------------------------

At March 31, 1995, the Bank had issued commitments totaling $82.6 million to fund and purchase loans and investment securities as follows: $39.3 million of single-family adjustable-rate mortgage loans, $16.4 million of single-family fixed-rate mortgage loans, $15.9 million of consumer loan lines of credit, $1.0 million of commercial real estate loans and $10.0 million of investment securities. These outstanding commitments to extend credit in order to originate loans or fund consumer loan lines of credit do not necessarily represent future cash requirements since many of the commitments may expire without being drawn. The Bank expects to fund these commitments, as necessary, from the sources of funds previously described.

The maintenance of an appropriate level of liquid resources to meet not only regulatory requirements but also to provide funding necessary to meet the Bank's current business activities and obligations is an integral element in the management of the Bank's assets. The Bank is required by federal regulation to maintain a minimum average daily balance of cash and certain qualifying liquid investments equal to 5.0% of the aggregate of the prior month's daily average savings deposits and short-term borrowings. The Bank's liquidity position was 7.90% at March 31, 1995. Liquidity levels will vary depending upon savings flows, future loan fundings, cash operating needs, collateral requirements and general prevailing economic conditions. The Bank does not currently foresee any difficulty in meeting its liquidity requirements.

RECENT DEVELOPMENT:
- -------------------

The Federal Deposit Insurance Corporation (FDIC) has proposed an amendment to the Bank Insurance Fund (BIF) risk-based assessment schedule which, if adopted as proposed, could lower the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a minimum of 0.04% of insured deposits. At the same time, the FDIC has indicated it anticipates that the assessment rate for Savings Association Insurance Fund (SAIF)-insured institutions in even the lowest risk-based premium category will not fall below the current 0.23% of insured deposits before the year 2002. If adopted, the FDIC proposal could not become effective until the semi-annual period after the BIF achieves its designated reserve ratio which the FDIC estimates may occur as early as June 1995. The proposed FDIC amendment, which is subject to approval by the FDIC Board of Directors and may or may not be adopted in its current form, would result in a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and could place SAIF-insured savings associations, which the Bank is a member, at a significant competitive disadvantage to BIF-insured institutions. Management of the Bank is exploring various alternatives to lessen the anticipated BIF-SAIF premium disparity resulting from this proposed amendment.

NONPERFORMING ASSETS:
- ---------------------

Nonperforming assets are monitored closely on a regular basis by the Bank's internal credit review and asset workout groups with the Bank continuing to place a high priority on the conversion of nonperforming assets into earning assets. The Bank's nonperforming assets decreased by $3.4 million, or 5.3%, at March 31, 1995, compared to June 30, 1994. Nonperforming assets as of the dates indicated are summarized below:

- ------------------------------------------------------------------------------------
                                                 March 31,         June 30,
   (Dollars in Thousands)                          1995              1994
- ------------------------------------------------------------------------------------
    Nonperforming loans:
       Residential real estate                   $  26,582       $  25,516
       Commercial real estate                          931           5,228
       Consumer                                        294             192
                                                 ---------       ---------
          Total                                     27,807          30,936
                                                 ---------       ---------
    Real estate:
       Commercial                                    8,075           9,808
       Residential                                   3,362           3,264
                                                 ---------       ---------
          Total                                     11,437          13,072
                                                 ---------       ---------
    Troubled debt restructurings:
       Commercial                                   20,091          18,445
       Residential                                   1,314           1,580
                                                 ---------       ---------
          Total                                     21,405          20,025
                                                 ---------       ---------
    Total nonperforming assets                   $  60,649       $  64,033
                                                 =========       =========

    Nonperforming loans to total loans                 .72%            .85%
    Nonperforming assets to total assets              1.04%           1.16%

    Allowance for loan losses:
       Other loans (1)                           $  29,807       $  25,605
       Bulk purchased loans (2)                     15,747          17,321
                                                 ---------       ---------
                                                 $  45,554       $  42,926
                                                 =========       =========

    Allowance for loan losses to total loans          1.17%           1.18%
    Allowance for loan losses to total
       nonperforming assets                          75.11%          67.04%
- ------------------------------------------------------------------------------------

(1) Includes $83,000 and $206,000, respectively, at March 31, 1995, and June 30, 1994, in general allowance for losses established primarily to cover risks associated with borrowers' delinquencies and defaults on loans held for sale.

(2) Represents the allowance for loan losses for single-family residential whole loans purchased between January 1991 and June 30, 1992 (bulk purchased loans), which had been allocated from the amount of net discounts associated with the Bank's purchase of these loans to provide for the credit risk associated with such bulk purchased loans. These bulk purchased loans had principal balances of $730.5 million and $868.0 million, respectively, at March 31, 1995, and June 30, 1994. These allowances are available only to absorb losses associated with respective bulk purchased loans, and are not available to absorb losses from other loans.

- ---------------------------------

The total allowance for loan losses increased by $2.6 million but the percentage of allowance for loan losses to total loans decreased one basis point at March 31, 1995, compared to June 30, 1994, due to the net increase of $247.7 million in total loans over the respective periods. The other three asset quality ratios improved at March 31, 1995, compared to June 30, 1994, due to net decreases in such nonperforming loans and nonperforming assets, primarily from the sale of properties and loan principal payments, combined with increases in both total loans ($247.7 million) and total assets ($292.2 million) over the same nine month period. The ratios of nonperforming loans and nonperforming assets of .72% and 1.04%, respectively, are indicators of the continued improvement in the reduction of these nonperforming loans and nonperforming assets compared to the respective ratios of .85% and 1.16% at June 30, 1994. The total allowance for loan losses to total nonperforming assets of 75.11% also indicates improved coverage for potential losses as compared to the ratio of 67.04% at June 30, 1994.

The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio and current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's credit review group of the overall portfolio quality, real estate market conditions in the Bank's lending areas and regular review of specific problem loans.

Nonperforming loans at March 31, 1995, decreased by $3.1 million compared to June 30, 1994, primarily due to net decreases in the movement of delinquent loans within the 90-day delinquency category, loans transferred to real estate and from loan principal repayments. The net decrease of $1.6 million in real estate at March 31, 1995, compared to June 30, 1994, is substantially attributable to the sale of properties. The net increase of $1.4 million in troubled debt restructurings at March 31, 1995, compared to June 30, 1994, is primarily attributable to the addition of commercial loans totaling $3.2 million partially offset by loan principal repayments.

RESULTS OF OPERATIONS:
- ----------------------

Net income for the three months ended March 31, 1995, was $13.5 million, or $1.04 per share, compared to $9.7 million of net income for the three months ended March 31, 1994, or $.75 per share. The increase in net income for the three months ended March 31, 1995, compared to the three months ended March 31, 1994, is primarily due to the following: a decline of $1.7 million in amortization expense of intangible assets, an increase of $1.4 million in net interest income, an improvement of $1.1 million in the provision for income taxes, an increase of $786,000 in loan servicing fees, an increase of $551,000 in other operating income, an improvement of $340,000 in real estate operations, an improvement of $321,000 in loss on sales of loans and an increase of $154,000 in retail fees and charges. These increases to net income were partially offset by an increase of $2.6 million in general and administrative expenses.

Net income for the nine months ended March 31, 1995, was $15.3 million, or $1.17 per share, compared to $33.0 million of net income for the nine months ended March 31, 1994, or $2.55 per share, which includes the cumulative effects of changes in accounting principles of $5.8 million, or $.45 per share. The decrease in net income for the nine months ended March 31, 1995, compared to the nine months ended March 31, 1994, is primarily due to the following: an increase of $19.2 million in amortization expense of intangible assets, an increase of $7.1 million in general and administrative expenses and a decrease of $5.8 million from the cumulative effects of changes in accounting principles. These decreases to net income were partially offset by an increase of $7.4 million in net interest income, an improvement of $3.0 million in the provision for income taxes, an increase of $1.3 million in loan servicing fees, an improvement of $1.2 million in real estate operations, an increase of $935,000 in other operating income and an increase of $551,000 in retail fees and charges.

Net Interest Income:
- --------------------

Net interest income was $100.8 million for the nine months ended March 31, 1995, compared to $93.4 million for the nine months ended March 31, 1994, an increase of $7.4 million, or 8.0%. Net interest income was $33.9 million for the three months ended March 31, 1995, compared to $32.5 million for the three months ended March 31, 1994, an increase of $1.4 million, or 4.4%. Included in net interest income for all periods is the recognition of net discounts associated with bulk purchase residential mortgage loan prepayments totaling $1.3 million and $3.7 million, respectively, for the nine months ended March 31, 1995 and 1994, and $292,000 and $825,000, respectively, for the comparable three month periods ended March 31, 1995 and 1994. The interest rate spread was 2.14% at March 31, 1995, compared to 2.42% at March 31, 1994, a decrease of 28 basis points. During the nine months ended March 31, 1995 and 1994, interest rate spreads were 2.26% and 2.43%, respectively, representing a decrease of 17 basis points while the net yield on interest-earning assets decreased 14 basis points over these same periods of time. In addition, during the three months ended March 31, 1995 and 1994, interest rate spreads were 2.18% and 2.37%, respectively, a decrease of 19 basis points. The continuing trend of increasing interest rates, which began in the first quarter of calendar year 1994, has put pressure on the Bank's interest rate spreads and yields and the resulting net interest income. Net interest income may continue to be adversely affected to the extent interest rates continue to increase. The future trend in interest rate spreads and net interest income will be dependent upon such factors as the Bank's balance sheet composition and asset size, the interest rate risk of the Bank, and the maturity and repricing activity of interest-sensitive assets and liabilities, as influenced by changes in and levels of interest rates.

- --------------------------------

Net interest income increased during the nine months ended March 31, 1995, compared to March 31, 1994, notwithstanding a decline in the net yield on interest-earning assets of 14 basis points due to the fact that average interest-earning assets increased $694.0 million to $5.518 billion for the nine months ended March 31, 1995, compared to $4.824 billion for the nine months ended March 31, 1994. For the three months ended March 31, 1995, compared to the three months ended March 31, 1994, average interest-earning assets increased $519.0 million accounting for the increase in net interest income of $1.4 million even though the interest rate spread and the net yield on interest-earning assets decreased 19 and 14 basis points, respectively, over the same periods of time. Such substantial increases in average interest-earning assets for both three and nine month periods are primarily due to the Bank's acquisitions of Heartland, Franklin Federal Savings Association (Franklin) and Home Federal.

The Bank has historically invested in interest-earning assets that have a longer duration than its interest-bearing liabilities. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk. In a rising rate environment, such as that prevailing in recent periods, liabilities typically will reprice faster than assets, thereby reducing the market value of long-term interest-earning assets and net interest income.

To mitigate this risk, the Bank has utilized certain financial instruments to hedge the interest rate exposure on certain interest-sensitive liabilities. However, since fiscal year 1991, it has been the general direction of the Bank to move toward a natural rather than a synthetic, management of its interest rate risk. Therefore, the Bank has allowed these financial instruments to expire upon maturity while extending the maturities and locking in fixed interest rates on certain borrowings, predominantly advances from the FHLB, which has helped to reduce the Bank's one-year cumulative gap mismatch.

In connection with its asset/liability management program, the Bank has interest rate swap agreements with other counterparties under terms that provide an exchange of interest payments on the outstanding notional amount of the swap. Such agreements have been used to artificially lengthen the maturity of various interest-bearing liabilities and has subjected the Bank to interest rate risk since these swaps were entered into during a much higher interest rate environment and their cost is high relative to the protection afforded. In accordance with these arrangements, the Bank pays fixed rates and receives variable rates of interest according to a specified index. The Bank has reduced its level of such swap agreements to a notional principal amount of $83.5 million at March 31, 1995, from a balance of $109.5 million at June 30, 1994, and March 31, 1994. For the nine months ended March 31, 1995 and 1994, the Bank recorded $3.4 million and $7.1 million, respectively, in interest expense from its interest rate swap agreements. In the 12 months ending March 31, 1996, an additional $53.5 million of swap agreements will mature.

- --------------------------------

The following table illustrates other information concerning yields earned on interest-earning assets and rates paid on interest-bearing liabilities during and at the end of each of the periods presented.

- ---------------------------------------------------------------------------------------
                                    For the Three      For the Nine
                                     Months Ended      Months Ended           At
                                      March 31,         March 31,          March 31,
                                   ---------------    --------------    --------------
                                    1995     1994     1995     1994     1995     1994
                                   -----     ----     ----     ----     ----     ----
Weighted average yield on:
  Loans                             8.09%    7.81%    7.98%    8.13%    8.14%    7.84%
  Mortgage-backed securities        6.13     5.57     5.92     5.69     6.17     5.59
  Other investments                 6.26     6.81     6.12     6.62     6.15     6.56
                                   -----    -----    -----    -----    -----    -----
    Interest-earning assets         7.48     7.27     7.34     7.52     7.52     7.27
                                   -----    -----    -----    -----    -----    -----

Weighted average rate paid on:
  Savings deposits                  3.53     2.05     3.26     1.99     3.25     2.11
  Other time deposits               5.40     5.10     5.19     5.25     5.67     5.05
  Advances from FHLB                5.84     5.61     5.64     5.92     5.88     5.56
  Securities sold under
    agreements to repurchase        7.72     6.07     7.57     6.06     7.70     6.08
  Other borrowings                 11.09    10.75    11.19    10.64    10.85    10.73
                                   -----    -----    -----    -----    -----    -----
    Interest-bearing liabilities    5.30     4.90     5.08     5.09     5.38     4.85
                                   -----    -----    -----    -----    -----    -----

Interest rate spread                2.18%    2.37%    2.26%    2.43%    2.14%    2.42%
                                   =====    =====    =====    =====    =====    =====
Net annualized yield on
  interest-earning assets           2.44%    2.58%    2.44%    2.58%    2.33%    2.56%
                                   =====    =====    =====    =====    =====    =====
- ---------------------------------------------------------------------------------------

- --------------------------------

The following table presents average interest-earning assets and average interest-bearing liabilities, interest income or interest expense and average yields and rates during the three and nine months ended March 31, 1995. The table below includes nonaccruing loans averaging $27.9 million and $28.6 million, respectively, for the three and nine months ended March 31, 1995, as interest-earning assets at a yield of zero percent.

- -----------------------------------------------------------------------------------------------
                                     Three Months Ended              Nine Months Ended
                                       March 31, 1995                  March 31, 1995
                              --------------------------------  -------------------------------
                                                    Annualized                       Annualized
                                Average               Yield/     Average               Yield/
(Dollars in Thousands)          Balance    Interest    Rate      Balance   Interest     Rate
- ----------------------        ----------  --------- ---------- ---------- ---------  -----------
Interest-earning assets:
  Loans                       $3,802,687  $  76,911    8.09%   $3,763,164 $ 225,286     7.98%
  Mortgage-backed securities   1,372,212     21,029    6.13     1,362,777    60,471     5.92
  Other investments              392,616      6,055    6.25       392,091    18,014     6.12
                              ----------   --------   -----    ----------  --------    -----
     Interest-earning assets   5,567,515    103,995    7.48     5,518,032   303,771     7.34
                              ----------   --------   -----    ----------  --------    -----

Interest-bearing liabilities:
  Savings deposits             1,004,684      8,741    3.53       996,877    24,412     3.26
  Other time deposits          2,436,181     32,431    5.40     2,437,435    94,975     5.19
  Advances from FHLB           1,740,829     25,079    5.84     1,740,545    73,714     5.64
  Securities sold under
     agreements to repurchase    115,000      2,217    7.72        86,967     5,009     7.57
  Other borrowings                56,895      1,578   11.09        58,046     4,871    11.19
                              ----------   --------   -----    ----------  --------    -----
     Interest-bearing
        liabilities            5,353,589     70,046    5.30     5,319,870   202,981     5.08
                              ----------   --------   -----    ----------  --------    -----

Net earnings balance          $  213,926                       $  198,162
                              ==========                       ==========
Net interest income                       $  33,949                       $ 100,790
                                          =========                       =========
Interest rate spread                                   2.18%                            2.26%
                                                    ==========                       ==========
Net annualized yield on
     interest-earning assets                           2.44%                            2.44%
                                                    ==========                       ==========
- -----------------------------------------------------------------------------------------------

- --------------------------------

The following table presents the dollar amount of changes in interest income and expense for each major component of interest-earning assets and interest-bearing liabilities, respectively, and the amount of change in each attributable to: (1) changes in volume (change in volume multiplied by prior year rate), and (2) changes in rate (change in rate multiplied by prior year volume). The net change attributable to change in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate. This table demonstrates the effect of the increased volume of interest-earning assets and interest-bearing liabilities, the declining interest rates and the decline in interest rate spreads previously discussed.

- -------------------------------------------------------------------------------------
                                  Three Months Ended           Nine Months Ended
                                March 31, 1995 Compared     March 31, 1995 Compared
                                  to March 31, 1994            to March 31, 1994
                             ---------------------------  ----------------------------
                              Increase (Decrease) Due to   Increase (Decrease) Due to
                             ---------------------------  ----------------------------
(In Thousands)                 Volume     Rate      Net     Volume     Rate      Net
- --------------                -------   -------  -------   -------   --------  -------
Interest Income:
  Loans                       $ 3,328   $ 2,636  $ 5,964   $17,588   $ (3,933) $13,655
  Mortgage-backed
    securities                  4,933     1,563    6,496    17,222      1,725   18,947
  Other investments               369      (519)    (150)      566     (1,445)    (879)
                              -------   -------  -------   -------   --------  -------
    Interest income             8,630     3,680   12,310    35,376     (3,653)  31,723
                              -------   -------  -------   -------   --------  -------

Interest expense:
  Savings deposits              1,499     3,384    4,883     5,166      8,544   13,710
  Other time deposits           1,492     1,734    3,226    12,279       (941)  11,338
  Advances from FHLB            2,136       927    3,063     5,368     (3,526)   1,842
  Securities sold under
    agreements to repurchase     (713)      556     (157)   (3,659)     1,497   (2,162)
  Other borrowings               (174)       53     (121)     (695)       264     (431)
                              -------   -------  -------   -------   --------  -------
    Interest expense            4,240     6,654   10,894    18,459      5,838   24,297
                              -------   -------  -------   -------   --------  -------

Net effect on net
    interest income           $ 4,390   $(2,974) $ 1,416   $16,917   $ (9,491) $ 7,426
                              =======   =======  =======  ========  =========  =======
- --------------------------------------------------------------------------------------

The decrease due to changes in rates between the nine months ended March 31, 1995 and 1994, reflects the decrease in interest rate spreads. The improvement due to changes in volume is primarily the result of the acquisitions of Heartland, Franklin and Home Federal and the continued reduction of nonperforming assets.

Provision for Loan Losses:
- --------------------------

The Bank recorded loan loss provisions approximating $1.5 million for both three month periods ended March 31, 1995 and 1994, and $4.5 million for both nine month periods ended March 31, 1995 and 1994. The loan loss provisions remained stable even though the Bank's total loan portfolio increased approximately $187.9 million at March 31, 1995, compared to March 31, 1994, indicating the improved credit quality of the loan portfolio and the stability in the level of nonperforming loans over the respective periods of time. The allowance for loan losses is based upon management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, regular examinations by the Bank's internal credit review group of the overall portfolio quality, and regular review of specific problem loans by the Bank's internal workout group.

Although the Bank believes that present levels of allowances for loan losses are adequate to reflect the risks inherent in its portfolios, there can be no assurance that the Bank will not experience increases in its nonperforming assets, that it will not increase the level of its allowances in the future or that significant provisions for losses will not be required based on factors such as deterioration in market conditions, changes in borrowers' financial conditions, delinquencies and defaults. In addition, regulatory agencies review the adequacy of allowances for losses on loans on a regular basis as an integral part of their examination process. Such agencies may require additions to the allowances based on their judgments of information available to them at the time of their examinations.

Loan Servicing Fees:
- --------------------

Fees from loans serviced for other institutions totaled $5.8 million and $16.6 million, respectively, for the three and nine months ended March 31, 1995, compared to $5.0 million and $15.3 million, respectively, for the three and nine months ended March 31, 1994. These increases comparing the respective periods are attributable to increases in the size of the loan servicing portfolio and increases in other ancillary loan fees. At March 31, 1995 and 1994, the mortgage servicing portfolio approximated $4.3 billion and $3.8 billion, respectively.

The value of the Bank's loan servicing portfolio increases as mortgage interest rates rise and loan prepayments decrease. It is expected that income generated from the Bank's loan servicing portfolio will increase in such an environment. However, this positive effect on the Bank's income is offset, in part, by a decrease in servicing fee income attributable to new loan originations, which historically decrease in periods of higher, or increasing, mortgage interest rates.

Retail Fees and Charges:
- ------------------------

Retail fees and charges totaled $2.1 million and $6.5 million, respectively, for the three and nine months ended March 31, 1995, compared to $2.0 million and $6.0 million, respectively, for the three and nine months ended March 31, 1994. The net increases of $154,000 and $551,000, respectively, in retail fees and charges primarily result from the Bank's expanding retail customer deposit base from the Heartland, Franklin and Home Federal acquisitions.

Real Estate Operations:
- -----------------------

The Corporation recorded net losses on real estate operations of $7,000 and $573,000, respectively, for the three and nine months ended March 31, 1995, compared to losses of $347,000 and $1.7 million for the respective three and nine months ended March 31, 1994. These charges to operations reflect provisions for real estate losses, net real estate operations, and gains and losses on dispositions of real estate. The improvements in real estate operations of $340,000 and $1.2 million in the current fiscal year compared to the respective three and nine months ended March 31, 1994, are primarily due to the realization of gains on sales of certain commercial properties, lower operating expenses and lower loss provisions. Management believes that such improvements in real estate operations, mainly attributable to the disposition of certain properties at net gains or without incurring further losses, in lower provisions for real estate losses, and lower operating expenses for real estate operations, are indicative of the improvements management has made in the reduction of the Bank's real estate portfolio and to the improvement in the real estate markets in general.

Loss on Sales of Loans:
- -----------------------

During the three and nine months ended March 31, 1995, the Bank sold to third parties through its mortgage banking operations loans totaling $83.2 million and $332.4 million, respectively, which resulted in net pre-tax losses of $189,000 and $549,000, respectively. This activity compares to sales of $194.2 million and $520.0 million, respectively, during the three and nine months ended March 31, 1994, which resulted in net pre-tax losses of $510,000 and $609,000, respectively. The lower sales activity comparing the nine months ended March 31, 1995, to the same period ended March 31, 1994, primarily is a result of lower loan originations in the current fiscal year period due to the higher interest rate environment.

Other Operating Income:
- -----------------------

Other operating income totaled $2.0 million and $5.5 million, respectively, for the three and nine months ended March 31, 1995, compared to $1.4 million and $4.5 million, respectively, for the three and nine months ended March 31, 1994. The increase of $551,000 comparing the current third quarter results to the prior quarter is primarily due to increases in insurance commission income of $212,000, certain loan fees of $56,000 and credit life and disability of $64,000. The increase of $935,000 comparing the nine months ended March 31, 1995, to the nine months ended March 31, 1994, is primarily due to increases in insurance commission income of $535,000, credit life and disability of $426,000 and certain loan fees of $187,000 partially offset by a decrease of $179,000 in brokerage commission income.

General and Administrative Expenses:
- ------------------------------------

General and administrative expenses totaled $21.9 million and $63.8 million, respectively, for the three and nine months ended March 31, 1995, compared to $19.3 million and $56.7 million, respectively, for the three and nine months ended March 31, 1994. The increase of $2.6 million for the three months ended March 31, 1995, compared to the three months ended March 31, 1994, was primarily due to increases in compensation and benefits of $1.4 million, occupancy and equipment of $469,000, other operating expenses of $461,000, regulatory insurance and assessments of $190,000 and advertising of $83,000.

The increase of $7.1 million for the nine months ended March 31, 1995, compared to the nine months ended March 31, 1994, was primarily due to increases in compensation and benefits of $5.8 million, regulatory insurance and assessments of $870,000, occupancy and equipment of $639,000 and advertising of $635,000 partially offset by a decrease of $850,000 in other operating expenses.

The increases of $2.6 million and $7.1 million for the three and nine months ended March 31, 1995, respectively, compared to the respective prior year periods are primarily attributable to the acquisitions of Heartland, Franklin and Home Federal, as well as larger amounts of loan production costs being expensed in the current periods as greater amounts of loan production costs (primarily compensation and benefits) were deferred in prior periods when loan production volume was significantly higher than in the current fiscal year periods. Such increases in loan production costs charged to expense for the three and nine months ended March 31, 1995, compared to the respective prior year periods totaled approximately $800,000 and $4.0 million, respectively. Increases in general and administrative expenses directly resulting from the acquisitions totaled $569,000 and $2.7 million, respectively, comparing the three and nine months ended March 31, 1995, to the respective prior year periods. Such increases in general and administrative expenses results from increased personnel, costs of operating 18 additional branches and higher regulatory insurance costs as a result of deposits acquired. Other expenses were also incurred on an indirect basis attributable to such acquisitions.

Amortization of Goodwill and Core Value of Deposits:
- ----------------------------------------------------

Amortization of goodwill and core value of deposits totaled $2.2 million and $8.0 million, respectively, for the three and nine months ended March 31, 1995, compared to $3.9 million and $10.1 million, respectively, for the three and nine months ended March 31, 1994.

- ---------------------------------------------------------------

The following summary sets forth the components of such amortization expense comparing the nine months ended March 31, 1995, to the nine months ended March 31, 1994.

- -----------------------------------------------------------------------------------
                                               Amortization Expense for
                                                 the Nine Months Ended
                                                       March 31,
                                               ------------------------
                                                                          Increase
(In Thousands)                                    1995         1994      (Decrease)
- ----------------                               ---------    ---------    ---------
Core Value of Deposits:
    Acquired before July 1, 1993               $   4,424    $   4,036    $     388
    Acquired after July 1, 1993                    3,545        1,313        2,232
Goodwill (before the June 30, 1994,
    valuation adjustment)                             --        4,739       (4,739)
                                               ---------    ---------    ----------
Total Amortization Expense                     $   7,969    $  10,088    $  (2,119)
                                               =========    =========    ==========
- -----------------------------------------------------------------------------------

As reflected in the above table, the net decrease of $2.1 million is primarily due to the $4.7 million decrease in goodwill amortization since the amortization of goodwill was accelerated and has been completely amortized to expense over the first six months of fiscal year 1995 (see "Accelerated Amortization of Goodwill"). Such decrease was partially offset by the net increase of $2.2 million in amortization of core value of deposits resulting from the Heartland, Franklin and Home Federal acquisitions.

In addition, the amortization expense on core value of deposits from acquisitions before July 1, 1993, was lower by $730,000 for the three months ended March 31, 1995, resulting from an adjustment effective January 1, 1995, totaling $6.8 million to core value of deposits from the Empire Savings, Building and Loan Association (Empire) acquisition. Such adjustment was the result of the recognition by the Corporation of pre-acquisition tax credits and net operating losses (see "Provision for Income Taxes"). Accordingly, amortization expense of this intangible asset approximated $946,000 for the three months ended March 31, 1995, compared to $1.7 million for each of the prior two quarters. The remaining balance of core value of deposits from the Empire acquisition totaled $7.9 million at March 31, 1995, and will be amortized on a straight line basis over the remaining 25 months (or $946,000 per quarter for amortization expense).

Accelerated Amortization of Goodwill:
- -------------------------------------

Effective June 30, 1994, the Corporation changed its method of valuation of intangible assets incorporating a fair value concept using a lower of cost or market methodology. An appraisal performed by an independent third party of the existing intangible assets relating to acquisitions during 1986 through 1988 of five troubled savings institutions located in Colorado, Kansas and Oklahoma resulted in a fair value estimate of $41.0 million. This appraisal of $41.0 million as of June 30, 1994, was classified by management as core value of deposits totaling $19.6 million and goodwill totaling $21.4 million.

The $21.4 million of goodwill has been completely amortized to expense over the six months ended December 31, 1994 ($10.7 million for each of the two quarters ended December 31, 1994); and for reporting purposes separately disclosed in the Consolidated Statement of Operations.

Provision for Income Taxes:
- ---------------------------

For the three and nine months ended March 31, 1995, the provision for income taxes totaled $4.5 million and $15.3 million, respectively, compared to $5.7 million and $18.3 million for the respective three and nine months ended March 31, 1994. The provision for income taxes is lower for the three months ended March 31, 1995, due to the recognition of pre-acquisition tax credits and net operating losses not previously considered available to the Corporation. The recognition of such pre-acquisition tax credits and net operating losses had two effects upon the Corporation's financial condition and results of operations. First, the use of these carryforwards from the Empire acquisition resulted in a reduction of Empire core value of deposits totaling $6.8 million as of January 1, 1995 (the only remaining intangible asset resulting from the Empire acquisition -- see "Amortization of Goodwill and Core Value of Deposits"). Second, the use of certain other pre-acquisition tax credits and net operating losses resulted in a reduction in the third quarter provision for income taxes of $1.5 million.

The provision for income taxes is computed on an interim basis based on an estimated effective tax rate expected to be applicable for the entire fiscal year. In arriving at such an effective tax rate, no effect is included for the income tax related to unusual items which are separately reported. For the nine months ended March 31, 1995, the Corporation recorded and separately reported accelerated amortization of goodwill totaling $21.4 million. The effect of the accelerated amortization of this nondeductible goodwill has been excluded from the determination of the annualized effective tax rate. As a result, the effective tax rate for the nine months ended March 31, 1995, is higher compared to the other periods presented (even exclusive of the $1.5 million reduction in the provision for income taxes for the three months ended March 31, 1995, from the recognition of pre-acquisition tax credits and net operating losses). See "Amortization of Goodwill and Core Value of Deposits" for additional information on the amortization of this goodwill.

Accordingly, the effective income tax rate for the three and nine months ended March 31, 1995, was 25.0% and 49.9%, respectively, compared to 36.8% and 40.2%, respectively, for the comparable periods ended March 31, 1994. The effective tax rates for all periods vary from the federal statutory rate primarily due to the nondeductibility of amortization of goodwill in relation to the level of taxable income for the respective periods as well as the recognition of pre-acquisition tax credits and net operating losses for the three and nine months ended March 31, 1995.

The effective tax rate for the nine months ended March 31, 1994, includes a change in the federal tax law enacted in August 1993 that increased the federal corporate marginal tax rate from 34.0% to 35.0%. The effect of this tax rate change on the net deferred income tax liability resulted in the recording of additional income tax expense of $1.2 million for the first quarter of fiscal year 1994.

Cumulative Effects of Changes in Accounting Principles:
- -------------------------------------------------------

Included in the fiscal year 1994 first quarter results was the adoption of the provisions of two accounting statements resulting in the Corporation recording $5.8 million in net income, or $.45 per share, from the cumulative effects of these changes in accounting principles.

The adoption of the provisions of SFAS No. 109, "Accounting for Income Taxes," resulted in recording $6.1 million in net income, or $.48 per share, while the adoption of the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in recording a charge to income of $519,000 (net of a tax benefit of $183,000), or $.03 loss per share after tax.

                          PART II.  OTHER INFORMATION
                          ---------------------------

Item 5.   Other Items
          -----------

    On April 13, 1995, Standard and Poors announced that it had raised its rating on the Corporation's $40.25 million of subordinated notes due 1999 to "B+" from "B" and revised its outlook on such debt to "positive" from "stable."

    On May 10, 1995, the Board of Directors of the Corporation adopted an amendment to the Corporation's Bylaws that amended Article 1, Section 13 of such Bylaws to conform to Section 14 thereof. Section 13 "Nominations" and
    Section 14 "Notice for Nominations and Proposals" provide an advance notice requirement applicable to stockholder new business proposals and nominations for directors of 60 days prior to the date of the meeting for which the proposal or nomination is submitted, and impose certain procedural requirements on the submission of such proposals and nominations. For further information, reference is made to the amendment, attached hereto as
    Exhibit 3.

Item 6.   Exhibits and Reports on Form 8-K
          --------------------------------
    (a).  Exhibits:

          Exhibit 3.   Bylaw Amendment of Commercial Federal Corporation.

          Exhibit 11.  Computation of Earnings Per Share

          Exhibit 27.  Financial Data Schedule

    (b).  Reports on Form 8-K

    No Current Reports on Form 8-K were filed during the quarter ended March 31, 1995.

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         COMMERCIAL FEDERAL CORPORATION
                                         ------------------------------
                                         (Registrant)



Date:  May 15, 1995                      /s/ James A. Laphen
       ------------                      ---------------------------------
                                         James A. Laphen, President, Chief
                                         Operating Officer and Chief
                                         Financial Officer (Duly Authorized
                                         and Principal Financial Officer)


Date:  May 15, 1995                      /s/ Gary L. Matter
       ------------                      --------------------------------------
                                         Gary L. Matter, Senior Vice President,
                                         Controller and Secretary
                                         (Principal Accounting Officer)

                                 EXHIBIT INDEX
                                 -------------

                                                                 Page No.
                                                                 --------
Exhibit 3.          Bylaw Amendment of Commercial Federal
                      Corporation.                               34


Exhibit 11.         Computation of Earnings Per Share            35

Exhibit 27.         Financial Data Schedule                      36


COMMERCIAL FEDERAL CORPORATION                                      EXHIBIT 3
BOARD OF DIRECTORS MEETING
MAY 10, 1995



BYLAW AMENDMENT
WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders to provide the Board with a reasonable amount of time in which to assess the merits of stockholders' proposals for nominations for the election of directors, and to ensure that each such proposal is accompanied by information concerning the proposal and the proponent sufficient to allow the Board to properly analyze such proposal; and

WHEREAS, to this end, Section 14 of the Company's Bylaws sets forth the timing and informational requirements relating to shareholder nominations; and

WHEREAS, the Board wishes to clarify what may be perceived as a technical inconsistency between the timing requirements of Section 14 governing shareholder nominations and the provisions of Section 13.

NOW, THEREFORE BE IT RESOLVED, that the Board, pursuant to Article XV of the Company's Articles of Incorporation and Article VII of the Company's Bylaws, hereby amends Article I, Section 13 of the Bylaws to read as follows:

        Section 13. Nominations. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least fifteen (15) days prior to the date of the annual meeting. Provided such committee makes such nominations, no nominations for directors except those made by the nominating committees shall be voted upon at the annual meeting except those made in accordance with the provision of Section 14 of these Bylaws as amended.

FURTHER RESOLVED, that the Board hereby authorizes inclusion of the above information in Item 5 to the March 31, 1995 Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in order to publicize the adoption of the foregoing amendment.

FURTHER RESOLVED, that the officers of the Company are hereby authorized and directed to take such action as may be necessary or appropriate to carry into effect the foregoing resolutions.

                                                                      Exhibit 11
                COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                       COMPUTATION OF EARNINGS PER SHARE
                                  (Unaudited)
                                  -----------

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARES:

- -------------------------------------------------------------------------------------------------------------


                                                            Three Months Ended          Nine Months Ended
                                                                 March 31,                   March 31,
                                                        -------------------------   -------------------------
                                                            1995          1994          1995          1994
- -------------------------------------------------------------------------------------------------------------
Income before cumulative effects of changes in
       accounting principles                            $13,526,749   $ 9,696,638   $15,283,642   $27,165,867
Cumulative effects of changes in accounting principles:
    Change in method of accounting for income taxes              --            --            --     6,139,271
    Postretirement benefits, net of income tax benefit           --            --            --      (336,176)
                                                        -----------   -----------   -----------   ------------
       Total cumulative effects of changes in
          accounting principles                                  --            --            --     5,803,095
                                                        -----------   -----------   -----------   ------------
Net income                                              $13,526,749   $ 9,696,638   $15,283,642   $32,968,962
                                                        ===========   ===========   ===========   ============
- --------------------------------------------------------------------------------------------------------------
PRIMARY:
- --------
Weighted average common shares outstanding               12,845,468    12,695,759    12,813,629    12,679,233
Add shares applicable to stock options
       using average market price                           175,862       215,206       199,181       234,829
                                                        -----------   -----------   -----------   ------------
Total average common and common equivalent
       shares outstanding                                13,021,330    12,910,965    13,012,810    12,914,062
                                                        ===========   ===========   ===========   ============

Income before cumulative effects of changes
       in accounting principles                         $      1.04   $       .75   $      1.17   $      2.10
Cumulative effects of changes in accounting principles:
    Change in method of accounting for income taxes              --            --            --           .48
    Postretirement benefits, net of income tax benefit           --            --            --          (.03)
                                                        -----------   -----------   -----------   ------------
       Total cumulative effects of changes
          in accounting principles                               --            --            --           .45
                                                        -----------   -----------   -----------   ------------
Net income per common and common equivalent share       $      1.04   $       .75   $      1.17   $      2.55
                                                        ===========   ===========   ===========   ============
- --------------------------------------------------------------------------------------------------------------
FULLY DILUTED (1):
- ------------------
Weighted average common shares outstanding               12,845,468    12,695,759    12,813,629    12,679,233
Add shares applicable to stock options
       using the period-end market price
       if higher than average market price
       and other dilutive factors                           182,323       215,206       201,335       234,829
                                                        -----------   -----------   -----------   ------------
Total average common and common equivalent
       shares outstanding assuming full dilution         13,027,791    12,910,965    13,014,964    12,914,062
                                                        ===========   ===========   ===========   ============

Income before cumulative effects of changes
       in accounting principles                         $      1.04   $       .75   $      1.17   $      2.10
Cumulative effects of changes in accounting principles:
    Change in method of accounting for income taxes              --            --            --           .48
    Postretirement benefits, net of income tax benefit           --            --            --          (.03)
                                                        -----------   -----------   -----------   ------------
       Total cumulative effects of changes
          in accounting principles                               --            --            --           .45
                                                        -----------   -----------   -----------   ------------
Net income per common share assuming full dilution      $      1.04   $       .75   $      1.17   $      2.55
                                                        ===========   ===========   ===========   ============
(1) This calculation is submitted in accordance with Regulation S-K Item 601(b)(11) although not required by footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%.
- --------------------------------------------------------------------------------------------------------------